United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): March 1, 2021

Communications Systems, Inc.
(Exact name of Registrant as Specified in its Charter)

Minnesota
(State Or Other Jurisdiction Of Incorporation)
001-31588		41-0957999
(Commission File Number)		(I.R.S. Employer Identification No.)

10900 Red Circle Drive Minnetonka, MN		55343
(Address of Principal Executive Offices)		(Zip Code)

(952) 996-1674
Registrant’s Telephone Number, Including Area Code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒       Written communications pursuant to Rule 425 under the Securities Act

☒       Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities Registered Pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $.05 per share	JCS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On March 1, 2021, Communications Systems, Inc. ("CSI") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Helios Merger Co., a Delaware corporation and a wholly-owned subsidiary of CSI (the "Merger Sub"), Pineapple Energy LLC, a Delaware limited liability company ("Pineapple"), Lake Street Solar LLC, a Delaware limited liability company (the "Members' Representative"), and Randall D. Sampson, as the Shareholders' Representative (the "Shareholders' Representative," and together with CSI, the Merger Sub, Pineapple and the Members' Representative, the "Parties"), pursuant to which Merger Sub will merge with and into Pineapple with Pineapple surviving the merger as a wholly owned subsidiary of CSI (the "Merger").

Under the terms of the Merger Agreement, CSI has agreed to issue to the members of Pineapple 15.6 million shares of CSI's common stock (the "Common Stock"), subject to certain adjustments, as consideration for the Merger (the "Base Consideration"). The Base Consideration will be increased for any outstanding convertible notes issued by Pineapple in a pre-closing financing, which will convert into additional shares of CSI common stock at a rate of $2.00 per share. The Base Consideration will be decreased for any outstanding indebtedness of Pineapple at the closing of the Merger in excess of $22.5 million (the "Permitted Indebtedness"), which will reduce the base consideration at a rate of $2.00 per share.

In addition to the Base Consideration, certain members of Pineapple may receive additional shares pursuant to an earnout. Additional shares of common stock will be issued to such members of Pineapple upon the occurrence of the following milestones:

•	If Pineapple discharges its Permitted Indebtedness of $22.5 million within three months of closing, then such members will be entitled to an additional 3.0 million shares of Common Stock.

•	If, within two years of closing, the Common Stock achieves a 30-day VWAP (volume weighted average price) of at least $6.00 per share, such members will be entitled to receive up to 4.0 million shares of Common Stock (to be increased to 5.0 million if CSI consummates the "Dispositions," (as defined below) by the 18-month anniversary of the closing).

•	If, within two years of closing, the Common Stock achieves a 30-day VWAP of at least $8.00 per share, such members will be entitled to receive up to an additional 4.0 million shares of Common Stock (to be increased to 5.0 million if CSI consummates the "Dispositions" by the 18-month anniversary of the closing).

Prior to closing, CSI may pursue dispositions (the "Dispositions") of its assets and businesses existing prior to the closing of the Merger ("Legacy Assets") and declare a cash dividend to its shareholders. Following the closing, CSI will use commercially reasonable efforts to complete the Dispositions of the Company's Legacy Assets as soon as reasonably practicable (and, in any event, within 18 months of the closing). CSI will continue to support these existing business lines as it pursues new owners for these businesses.

Prior to closing, CSI and Pineapple will cooperate in connection with a potential private equity transaction that would result in the issuance of additional shares of CSI Common Stock at or following closing of the Merger.

The Merger Agreement also contains indemnification provisions.

The obligations of each of Pineapple and CSI are subject to specified conditions, including, among other matters: (i) the approval by Pineapple members and CSI shareholders of the Merger; (ii) a registration statement becoming effective under the Securities Act of 1933, as amended, related to the Merger; and (iii) the filing of an amendment to CSI's Articles of Incorporation in order to increase the number of shares of Common Stock authorized for issuance to a number at least necessary to consummate the Merger.

The Merger Agreement contains customary representations and warranties from Pineapple and CSI. It also contains customary covenants, including (i) providing for each of the parties to use reasonable best efforts to cause the Merger to be consummated, and (ii) for Pineapple and CSI to carry on their respective businesses in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. Both CSI and Pineapple also agreed not to solicit, seek or initiate or knowingly take any action to facilitate or encourage another transaction, subject to certain exceptions. CSI is required to seek shareholder approval of the issuance of the shares of Common Stock to be issued in the Merger pursuant to Nasdaq listing rules.

The Merger Agreement contains termination rights for each of Pineapple and CSI, including, without limitation, in the event that (i) any governmental entity issues a non-appealable final order permanently enjoining the Merger; (ii) the Merger is not consummated by August 31, 2021; or (iii) the other party breaches its representations, warranties or covenants under the Merger Agreement, which breach would give rise to the failure of a closing condition and such breach is not cured within 10-days of receipt of written notice of such breach.

The Merger Agreement provides that both CSI and Pineapple will be obligated to pay the other a termination fee of $2.5 million plus reimbursement of certain expenses, up to $750,000, if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement contains representations, warranties, covenants and other terms, provisions and conditions that the parties made to each other as of specific dates. The assertions embodied therein were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating their respective terms. Moreover, they may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information at the time they were made or otherwise. Unless required by applicable law, CSI undertakes no obligation to update such information.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Pineapple entered into a Voting Agreement, dated March 1, 2021 (the "Voting Agreement") with officers and director of CSI (the "CSI Holders"). The CSI Holders hold in the aggregate approximately 13.8% of CSI's outstanding shares. Pursuant to the Voting Agreement, each CSI Holder has agreed, with respect to all of the voting securities of CSI that such CSI Holder beneficially owns as of the date thereof or thereafter, to vote in favor of the Merger. The Voting Agreement will terminate on the Effective Time (as defined therein) or upon termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at the closing of the Merger, CSI will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a person designated by CSI as the Holders’ Representative (as defined therein), and the Rights Agent (as defined therein). Pursuant to the CVR Agreement, each shareholder of CSI as of immediately prior to the closing of the Merger will receive one non-transferable CVR for each outstanding share of common stock of CSI held as of the close of business on the day immediately before the Effective Time (as defined in the CVR Agreement).

The CVRs will not confer to the holders thereof any voting or equity or ownership interest in CSI. The CVRs will not be transferable, except in limited circumstances such as by will or intestacy, and will not be listed on any quotation system or traded on any securities exchange.

The CVR Agreement may be terminated upon the earlier of (a) the payment of the full amount of all CVR Payment Amounts (as defined therein) to the Rights Agent and the payment of the full amount of all CVR Payment Amounts to the Holders by the mailing by the Rights Agent of each applicable CVR Payment Amount to each Holder at the address reflected in the CVR Register (as defined therein) and (b) the eighteen month anniversary of the closing of the Merger.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is attached to this report as Exhibit 10.2, and is incorporated by reference in this Item 1.01.

Item 8.01.	Other Events

On March 2, 2021, CSI issued a press release announcing that it had entered into the Merger Agreement and other agreements described in Item 1.01 of this Form 8-K. A copy of that press release is attached as Exhibit 99.1 to this Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No:	Exhibit
2.1	Agreement and Plan of Merger, dated March 1, 2021, by and among Communications Systems, Inc. (the "Registrant"), Helios Merger Co., Pineapple Energy LLC, Lake Street Solar LLC, and Randall D. Sampson*

10.1

Voting Agreement, dated March 1, 2021, by and among the Registrant, Pineapple Energy LLC, and the holders (the "Shareholders" and each, a "Shareholder") of capital stock of the Registrant named therein.

10.2	Form of Contingent Value Rights Agreement.

99.1	Press Release of Communications Systems, Inc. dated March 2, 2021.

104.	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Schedules to the Merger Agreement have been omitted from this Report and will be furnished supplementally to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any exhibits or schedules so furnished.

Additional Information

A full description of the terms of the proposed Merger will be provided in a proxy statement for the shareholders of CSI (the "Proxy Statement") to be filed with the Securities and Exchange Commission (the "SEC"). CSI URGES INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CSI, THE BUSINESS AND THE PROPOSED MERGER. The definitive proxy statement will be mailed to shareholders of CSI as of a record date to be established for voting on the proposed Merger. Shareholders will also be able to obtain a copy of the definitive proxy statement (when available), without charge, by directing a request to: Communications Systems, Inc., 10900 Red Circle Drive, Minnetonka, MN 55343. The preliminary and definitive proxy statement, once available, can also be obtained, without charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

CSI and its directors and executive officers may be considered participants in the solicitation of proxies by CSI in connection with the proposed Merger. Information about the directors and executive officers of CSI is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 which was filed with the SEC on March 17, 2020, its Definitive Proxy Statement filed with the SEC on April 29, 2020 and its Current Report on Form 8-K filed with the SEC on December 1, 2020. You may obtain these documents (when they become available, as applicable) free of charge through the sources indicated above.

Non-Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information Regarding Forward-Looking Statements

This document may contain forward-looking statements concerning CSI and Pineapple entities, the proposed Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of CSI, as well as assumptions made by, and information currently available to, management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "seek," "see," "plan," "could," "would," "should," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project," "target" or similar words, phrases or expressions, and include statements regarding the Merger and related obligations, including the required equity offering. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties' control, such as statements about the consummation of the proposed Merger.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to consummate the proposed Merger; failure to make or take any filing or other action required to consummate the proposed Merger in a timely matter or at all; failure to obtain shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed Merger; risks that the businesses will not be integrated successfully; failure to realize anticipated benefits of the combined operations; potential litigation relating to the proposed Merger and disruptions from the proposed Merger that could harm CSI's business; ability to retain key personnel; the potential impact of announcement or consummation of the proposed Merger on relationships with third parties, including customers, employees and competitors; and conditions in the capital markets. The foregoing list of factors is not exhaustive. Forward-looking statements involve risks and uncertainties (some of which are significant or beyond CSI's control) and assumptions that could cause actual results to differ materially from their respective historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect CSI's business, including those described in CSI's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the other documents filed by CSI from time to time with the SEC. CSI cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. CSI does not undertake any obligation to publicly update or revise any of forward-looking statements after the date they are made, whether as a result of any changes in circumstances or new information, future events or otherwise, except to the extent required by applicable law.

SIGNATUREs

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC.

		By:	/s/ Mark D. Fandrich
		Name:	Mark D. Fandrich,
		Title:	Chief Financial Officer
Date:	March 3, 2021

AGREEMENt and plan of merger

dated as of March 1, 2021

by and among

COMMUNICATIONS SYSTEMS, inc.,

Helios Merger Co.,

PINEAPPLE ENERGY llc,

LAKE STREET SOLAR LLC
(solely in its capacity as Members’ Representative hereunder),

and

RANDALL D. SAMPSON
(solely in his capacity as Shareholders’ Representative hereunder)

i

Article IV ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COMPANY
	4.1	Absence of Certain Changes or Events	14
	4.2	Material Contracts	14
	4.3	Assets and Properties	14
	4.4	Intellectual Property	14
	4.5	Indebtedness	14
	4.6	Legal Proceedings; Governmental Orders	14
	4.7	Compliance With Laws	14
	4.8	Permits	14
	4.9	Employment Matters	14
	4.1	Employee Benefit Matters	14
	4.11	Affiliate Interests	14
	4.12	Environmental Matters	14
	4.13	Insurance	14
	4.14	Taxes	14
	4.15	Books and Records	14
	4.16	Undisclosed Liabilities	14
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB			14
	5.1	Organization, Power and Enforceability	14
	5.2	Authority	14
	5.3	Capital Structure.	14
	5.4	No Conflicts	14
	5.5	Consents	14
	5.6	SEC Filings; Financial Statements; Information Provided	14
	5.7	Brokers	14
	5.8	Absence of Certain Changes or Events	14
	5.9	Material Contracts	14
	5.1	Taxes	14
	5.11	Assets and Properties	14
	5.12	Intellectual Property	14
	5.13	Legal Proceedings	14
	5.14	Indebtedness	14
	5.15	Compliance With Laws	14
	5.16	Merger Sub	14
	5.17	Fairness Opinion	14
	5.18	Employee Benefit Matters	14
	5.19	Permits	14
	5.2	Environmental Matters	14
	5.21	Insurance	14
	5.22	Affiliate Interests	14
	5.23	No Other Representations and Warranties	14
Article VI CONDUCT OF BUSINESS
	6.1	Pre-Closing Covenants of Company	14
	6.2	Pre-Closing Covenants of Parent	14
	6.3	Pre-Closing Financing and Pre-Closing Acquisition.	14
	6.4	Confidentiality	14
	6.5	No Control	14

ii

Article VII ADDITIONAL COVENANTS			14
	7.1	No Solicitation	14
	7.2	Access to Information; Cooperation; Financial Statements	14
	7.3	Proxy Statement/Prospectus; Registration Statement	14
	7.4	Nasdaq Listing	14
	7.5	Member and Shareholder Approval	14
	7.6	Fulfillment of Conditions	14
	7.7	Public Disclosure	14
	7.8	Notification of Breaches	14
	7.9	Succession of Officers and Directors	14
	7.1	State Takeover Laws	14
	7.11	Section 16 Matters	14
	7.12	Pre-Closing Dividend	14
	7.13	Termination of Certain Agreements and Rights	14
	7.14	Dispositions	14
	7.15	Certain Tax Matters	14
	7.16	Equity Offering	14
	7.17	D&O Insurance and Indemnification.	14
Article VIII CONDITIONS TO MERGER
	8.1	Conditions to Each Party’s Obligation To Effect the Merger	14
	8.2	Conditions to the Obligations of the Parent and the Merger Sub	14
	8.3	Conditions to the Obligations of Company	14
Article IX TERMINATION AND AMENDMENT
	9.1	Termination	14
	9.2	Effect of Termination	14
	9.3	Fees and Expenses	14
	9.4	Amendment	14
	9.5	Extension; Waiver	14
	9.6	Procedure for Termination, Amendment, Extension or Waiver	14

iii

Article X INDEMNIFICATION
	10.1	Indemnification by Class A and Class P Holders	14
	10.2	Limitation of Indemnification Obligations	14
	10.3	Survival and Expiration of Representations and Warranties	14
	10.4	Third Party Claim Procedures	14
	10.5	Direct Claim Procedures	14
	10.6	Tax Treatment of Indemnification Payments	14
	10.7	No Contribution	14
	10.8	No Other Representations and Warranties	14
Article XI MISCELLANEOUS
	11.1	Notices	14
	11.2	Entire Agreement	14
	11.3	No Third-Party Beneficiaries	14
	11.4	Assignment	14
	11.5	Severability	14
	11.6	Counterparts and Signatures	14
	11.7	Governing Law	14
	11.8	Remedies; Specific Performance	14
	11.9	Submission to Jurisdiction	14
	11.1	WAIVER OF JURY TRIAL	14
	11.11	Disclosure Schedule	14
	11.12	Members’ Representative	14
	11.13	Shareholders’ Representative	14

iv

EXHIBITS

Exhibit A	Form of Contingent Value Rights Agreement
Exhibit B	Form of Voting Agreement
Exhibit C	Certain Defined Terms
Exhibit D-1	Form of Joinder Agreement (Class A Units and Class P Units)
Exhibit D-2	Form of Joinder Agreement (Class B Units, Class C Units and Company Convertible Notes)

SCHEDULES

Schedule 1	Parties to Voting Agreement
Schedule 2	Sample Calculation of the 30 Day VWAP

COMPANY DISCLOSURE SCHEDULE

Section 3.1	Organization; Power and Enforceability
Section 3.3(a)	Capitalization
Section 3.3(c)	Options, Warrants, Convertible Securities or other Rights
Section 3.5	No Conflicts
Section 3.7(a)	Financial Statements
Section 3.9	Broker
Section 4.1	Absence of Certain Changes
Section 4.2(a)	Material Contracts
Section 4.3	Assets and Properties
Section 4.5	Indebtedness
Section 4.6(a)	Legal Proceedings; Governmental Orders
Section 4.8	Permits
Section 4.9	Employment Matters
Section 4.10	Employee Benefits Matters
Section 4.11	Affiliate Interests
Section 4.13	Insurance
Section 4.14	Taxes
Section 4.16	Undisclosed Liabilities
Section 6.1	Pre-Closing; Ordinary Course
Section 7.13	Termination of Certain Agreements and Rights
v

Section K	Knowledge Group
Section P	Permitted Indebtedness

PARENT DISCLOSURE SCHEDULE

Section 5.5	Consents
Section 5.7	Broker
Section 5.9(a)	Material Contracts
Section 5.11(b)	Parent Owned Real Property
Section 5.14	Indebtedness
Section 5.18(a)	Employee Benefit Plans
Section 5.18(e)	Employment; Noncontravention
Section 5.19	Permits
Section 5.21	Insurance Policies
Section 6.2	Exceptions to Pre-Closing Covenants of Parent
Section 7.9(a)	Appointment of Officers
Section 7.9(b)(i)	Resignation of Directors
Section 7.9(b)(ii)	Appointment of Directors
Section K	Knowledge
vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 1, 2021, is entered into by and among COMMUNICATIONS SYSTEMS, INC., a Minnesota corporation (the “Parent”), HELIOS MERGER CO., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), PINEAPPLE ENERGY LLC, a Delaware limited liability company (the “Company”), Lake Street Solar LLC, a Delaware limited liability company, who is joining this Agreement as the Members’ Representative (the “Members’ Representative”), and Randall D. Sampson, who is joining this Agreement as the Shareholders’ Representative (the “Shareholders’ Representative”, and together with Parent, the Merger Sub, the Company and the Members’ Representative, the “Parties”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act, as amended (the “DLLCA”), and the Delaware General Corporation Law, as amended (the “DGCL”), the Parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent, in a transaction intended to qualify as a tax free reorganization under Sections 368(a)(l)(A) and 368(a)(2)(E) of the Code;

WHEREAS, the Parent and its applicable subsidiaries intend to engage in a transaction or series of transactions involving the divestiture, assignment and other disposition of all assets of the Parent and/or its subsidiaries that are related to the Parent’s pre-Closing business, assets, and properties (each such transaction, a “Disposition” and all such transactions, the “Dispositions”) before and/or after the Effective Time;

WHEREAS, in connection with the Dispositions, the Parent and a rights agent selected by the Parent (the “Rights Agent”) will enter into a Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit A, at or immediately prior to the Effective Time (the “CVR Agreement” and, together with the other transactions contemplated hereby, including the Merger and the Voting Agreement, the “Transactions”);

WHEREAS, the Board of Managers of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions (including the Merger and the CVR Agreement) are fair to and in the best interests of the Company and its members, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the CVR Agreement), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s members or action by written consent in lieu of a meeting and (iv) recommended the adoption of this Agreement and approval of the Transactions by the Company’s members;

WHEREAS, the Members have (i) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), and (ii) adopted this Agreement;

WHEREAS, the Board of Directors of the Parent (the “Parent Board”) has (i) determined that this Agreement and the Transactions (including the Merger, the CVR Agreement and the issuance by the Parent of its common stock, par value $0.05 per share, in connection with the Merger, such issuance, the “Parent Stock Issuance,” and such stock, the “Parent Common Stock”) are fair to and in the best interests of the Parent and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, including the CVR Agreement, (iii) directed that the approval of the Transactions be submitted to a vote at a meeting of the Parent’s shareholders and (iv) recommended the adoption of this Agreement and the approval of the Transactions, including the Merger and the CVR Agreement, by the Parent’s shareholders at the Parent Shareholders Meeting as required by the Minnesota Business Corporation Act (the “MBCA”) and the Parent’s Organizational Documents;

WHEREAS, the Parent, in its capacity as the sole stockholder of the Merger Sub, has (i) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), and (ii) adopted this Agreement;

WHEREAS, the holders of Class A Units and Class P Units have agreed to a lock-up arrangement with respect to a portion of the Stock Consideration for the purposes set forth in this Agreement;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

vii

WHEREAS, in connection with Closing of the Transactions, the Parties intend to consummate the Equity Offering; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the members of the Parent Board and the executive officers of the Parent identified on Schedule 1 are entering into the voting agreement with the Company (the “Voting Agreement”), in substantially the form attached hereto as Exhibit B.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINED TERMS

1.1

Specific Definitions. As used in this Agreement, the terms identified on Exhibit C shall have the meanings set forth or referred to in Exhibit C.

1.2

Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3

Interpretation.

(a)

The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)

Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)

References herein to “days,” unless indicated otherwise, are to consecutive calendar days.

(d)

References to specific Articles and Sections are to the Articles and Sections of this Agreement, unless specifically stated otherwise.

(e)

The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and words denoting any gender shall include all genders.

(f)

All references to “dollars” or “$” shall mean “U.S. dollars,” unless specifically stated otherwise.

(g)

All references herein to a particular “Company Disclosure Schedule” shall mean such schedule as it is included in the Company Disclosure Schedule attached hereto. All references herein to a particular “Parent Disclosure Schedule” shall mean such schedule as it is included in the Parent Disclosure Schedule attached hereto.

(h)

All references herein to a particular “Exhibit” shall mean such exhibit as it is attached hereto.

2

(i)

References herein to documents (other than the Company Disclosure Schedule, Parent Disclosure Schedule, and this Agreement) having been “provided,” “made available” or “delivered” means that such information was either (i) provided directly to the Parent or the Company, as applicable, by the other party, (ii) included in the virtual data rooms established by the Parent and the Company created for the purposes of providing information to the other party in connection with this Agreement at least two (2) Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by the Parent, filed with and publicly available on the SEC’s EDGAR system in the Parent SEC Reports filed prior to the date of this Agreement.

(j)

No summary of this Agreement prepared by any Party shall affect the meaning or interpretation of this Agreement.

Article II
THE MERGER

2.1

The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DLLCA and the DGCL, at the Effective Time, (a) the Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of the Merger Sub shall cease, and (b) the Company shall continue as the surviving company in the Merger (the “Surviving Company”) as a wholly owned subsidiary of Parent.

2.2

Effective Time. On the Closing Date, the Merger Sub and the Company shall execute and file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the DLLCA and the DGCL in order to effect the Merger. The Merger shall become effective on such date and at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such other time as is agreed upon in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the relevant provisions of the DLLCA and the DGCL (such time is hereinafter referred to as the “Effective Time”).

2.3

Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the applicable provisions of the DLLCA and DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company and the Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company, all as provided under the DLLCA and DGCL.

2.4

Organizational Documents of the Surviving Company

.

(a)

At the Effective Time, the Certificate of Formation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)

At the Effective Time, the Limited Liability Company Agreement of the Company as in effect immediately prior to the Effective Time shall be amended and restated in such form as is determined by the Parent.

2.5

Management and Officers of the Surviving Company and Parent

3

.

(a)

At the Effective Time, the Company’s limited liability company agreement shall be terminated and shall be replaced with an amended and restated limited liability company agreement, reasonably acceptable to the Parent, that will provide that (i) the Company shall cease to be managed by the Company Board, and (ii) the Company shall be a member-managed limited liability company managed by Parent, its sole member, and there shall be no “manager” within the meaning of the DLLCA.

(b)

At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed or until their earlier death, resignation or removal.

(c)

At the Effective Time, the persons listed on Section 7.9(a) of the Parent Disclosure Schedule shall be the officers of the Parent and shall hold office until their respective successors are duly appointed or until their earlier death, resignation or removal.

(d)

At the Effective Time, the persons designated in accordance with Section 7.9(b)(ii) shall be the directors of the Parent and shall hold office until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.

2.6

Effect on Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Merger Sub, the Company or any of their respective equity holders, the following will occur:

(a)

Conversion of Merger Sub’s Shares. Each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one validly issued, fully paid and non-assessable unit of the Surviving Company. Parent shall automatically be admitted as a member of the Surviving Company in accordance with Section 18-301(b)(3) of the DLLCA.

(b)

Cancellation of Excluded Units. Each Unit issued and outstanding immediately prior to the Effective Time that is owned directly or indirectly by the Company, Parent or Merger Sub, if any, shall no longer be outstanding, shall be cancelled automatically and shall cease to exist (the “Excluded Units”), and no consideration shall be paid or delivered in exchange therefor.

(c)

Conversion of Units. Each Unit issued and outstanding immediately prior to the Effective Time (other than Excluded Units) shall no longer be outstanding, shall be cancelled automatically and shall cease to exist. At the Effective Time, (i) each Class B Unit shall be converted automatically into and represent only the right to receive (A) one (1) share of Parent Common Stock and (B) the Escrow Per Class B Unit Consideration, if any; (ii) each Class C Unit shall be converted automatically into and represent only the right to receive one (1) share of Parent Common Stock; and (iii) each Class A Unit and Class P Unit shall be converted automatically into and represent only the right to receive the (A) the Closing Per Class A and Class P Unit Merger Consideration, (B) the Earnout Per Class A and Class P Unit Consideration, if any, (C) the Escrow Per Class A and Class P Unit Consideration, if any (collectively, (A), (B) and (C) are referred to as the “Per Class A and Class P Unit Merger Consideration”) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(d). Each Person that was a member of the Company immediately prior to the Effective Time shall, by virtue of the Merger, automatically cease to be a member of the Company.

(d)

Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Units pursuant to Section 2.6(c) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Units converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Units exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Units, receive in cash (rounded down to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on NASDAQ Capital Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time.

4

(e)

Pre-Closing Financing. In the event that the Company consummates a Pre-Closing Financing prior to the Closing, then any Company Convertible Notes outstanding as of immediately prior to the Effective Time shall automatically convert into Class C Units at a rate of one (1) Class C Unit for every $2.00 of unpaid principal and accrued interest thereon, which will be exchanged at the Effective Time pursuant to Section 2.6(c) into shares of Parent Common Stock at a ratio of one (1) share of Parent Common Stock for each Class C Unit (the “Convertible Note Consideration”); provided that any Company Convertible Notes outstanding as of immediately prior to the Effective Time that are held by the Parent will be converted into Class C Units as of immediately prior to the Effective Time and cancelled as Excluded Units as of the Effective Time pursuant to Section 2.6(b), and the Base Merger Consideration will be reduced by one (1) share of Parent Common Stock for every Class C Unit into which the Company Convertible Notes held by Parent were converted, rounded down to the nearest whole share. Upon such conversion into Class C Units, all such Company Convertible Notes shall automatically be cancelled, terminated and of no further force or effect.

(f)

Escrow Shares. At the Effective Time, the Escrow Shares shall be deposited in escrow pursuant to the terms of the Escrow Agreement. The Escrow Shares shall be transferred to the Class A and Class P Unit Holders or the holders of the Class B Units, as applicable, in accordance with the terms of the Escrow Agreement.

2.7

Anti-Dilution Adjustments.

(a)

If, between the date hereof and the Effective Time, the issued and outstanding Units shall be changed into a different number of Units or a different class of equity interests by reason of any reorganization, reclassification, recapitalization, combination, unit split, reverse unit split, dividend or exchange, or any similar event shall occur, the Per Unit Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and provide to the Members the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.7(a) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)

If, between the date hereof and the Effective Time, the issued and outstanding shares of Parent capital stock shall be changed into a different number of shares of Parent capital stock or a different class of equity interests by reason of any reorganization, reclassification, recapitalization, combination, unit split, reverse unit split, dividend or exchange, or any similar event shall occur, the Stock Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and provide to the Members the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.7(b) shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.8

Joinder Agreement. No later than twenty (20) days following the execution of this Agreement, or ten (10) days after a Person becomes a Member or a holder of Company Convertible Notes, whichever is later, the Company shall deliver to each Member and holder of Company Convertible Notes a Joinder Agreement, substantially in the form of Exhibit D-1 for holders of Class A Units and Class P Units and Exhibit D-2 for holders of Class B Units, Class C Units and Company Convertible Notes. Each holder of Units (including holders of Company

5

Convertible Notes that will be converted into Class C Units immediately prior to the Effective Time) shall be required to execute and deliver a Joinder Agreement to the Company as a condition to the issuance of the Stock Consideration to such Member as provided herein. Delivery of a properly executed Joinder Agreement shall entitle such delivering Member to payment of such Member’s consideration in accordance with the terms and instructions set forth in such Joinder Agreement.

2.9

No Further Ownership Rights in Units or Transfers; Distributions with Respect to Unexchanged Shares.

(a)

The Stock Consideration, when issued in accordance with the terms of this Agreement, shall be deemed to have been delivered, issued and paid in full satisfaction of all Members’ rights relating to the Units. From and after the Effective Time, (i) all holders of Units shall cease to have any rights as equity holders of the Company other than the right to receive the Stock Consideration issuable to such holders under this Agreement, (ii) all holders of Company Convertible Notes, if any, shall cease to have any rights as debt or equity holders of the Company other than the right to receive the Convertible Note Consideration, and (iii) the Unit transfer books of the Surviving Company shall be closed, and there shall be no further registration of transfers on the Unit transfer books of the Surviving Company of the limited liability company interests in the Company that were outstanding immediately prior to the Effective Time. For the avoidance of doubt, the parties acknowledge and agree that, until a Joinder Agreement is executed and delivered to the Company by the applicable Member as contemplated by Section 2.8 above, each Unit of, and Company Convertible Note held by, such Member shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Per Unit Merger Consideration, subject to the terms and conditions of this Agreement.

(b)

No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Unit or Company Convertible Note until the holder of record of such Unit or Company Convertible Note shall deliver a properly executed Joinder Agreement in accordance with Section 2.8.

2.10

Closing. The closing of the Merger (the “Closing”) shall take place at, or be directed from, the offices of Ballard Spahr LLP in Minneapolis, Minnesota, at 10:00 a.m., Minneapolis, Minnesota time, as soon as practicable (and, in any event, within three (3) Business Days) of the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions precedent set forth in ARTICLE VIII (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), or at such other place or time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to be effective as of the Effective Time, and all documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously at such time.

2.11

Payment of Merger Consideration. Immediately after the Effective Time and upon receipt of the applicable Joinder Agreement, the Parent shall pay and deliver the Closing Merger Consideration as follows:

(a)

The Parent shall direct its transfer agent to issue, in the name of each Member, the number of shares of Parent Common Stock to be issued to each such Member pursuant to the terms of this Agreement (as such number of shares are reflected on a certificate signed by a duly authorized officer of the Company and delivered by the Company to the Parent at least three (3) Business Days before the Closing Date, which will set forth and be certified therein as true and accurate as of the Effective Time: (i) each Member as of the Effective Time; (ii) the number and class of Units held by each such Member; (iii) the number of shares of Parent Common Stock to be issued on conversion of the Units held by each such Member at Closing in accordance with the Company’s Organizational Documents and this Agreement; and (iv) the portion of any Earnout Consideration to be issued to any Member (such certificate, the “Allocation Certificate”)); and

6

(b)

The Parent shall deliver to the Members’ Representative for delivery to the Members the aggregate amount of cash sufficient to pay for fractional shares of Parent Common Stock calculated pursuant to Section 2.6(d).

2.12

Earn-Out.

(a)

Subject to the terms and conditions set forth below, Parent shall issue the number of shares of Parent Common Stock set forth below upon the achievement of the following milestones (the “Milestones” and the shares of Parent Common Stock issued in connection with the achievement of a Milestone, the “Earnout Consideration”) to the Class A and Class P Holders:

(i)

If the Surviving Company shall have fully paid off, terminated and discharged the Permitted Indebtedness, secured the documented release of all associated Encumbrances and guarantees and provided to the Parent reasonably satisfactory evidence of the foregoing on or before the three (3) month anniversary of the Closing Date, then the Parent shall issue to the Class A and Class P Holders in accordance with this Section 2.12 as Earnout Consideration 3.0 million shares of Parent Common Stock. Each Class A and Class P Holder shall receive its Pro Rata Share of the Earnout Consideration, as set forth in an Allocation Certificate to be delivered by the Members’ Representative to the Parent not less than three (3) Business Days before such Earnout Consideration is to be issued to the Class A and Class P Holders.

(ii)

If, on or before the twenty-four (24) month anniversary of the Closing Date, the 30 Day VWAP of the Parent Common Stock is $6.00 or more per share, then the Parent shall issue to the Class A and Class P Holders in accordance with this Section 2.12 as Earnout Consideration, the following shares of Parent Common Stock:

1.

if the Disposition Milestone has occurred on or before the eighteen (18) month anniversary of the Closing Date, 5.0 million shares of Parent Common Stock;

2.

if the Disposition Milestone has not occurred on or before the eighteen (18) month anniversary of the Closing Date, 4.0 million shares of Parent Common Stock; or

3.

If such Milestone is achieved prior to the eighteen (18) month anniversary of the Closing Date and the Disposition Milestone has not yet occurred, 5.0 million shares of Parent Common Stock subject to the Earnout Share Holdback as set forth in Sections 2.12(c) and (d).

(iii)

If, on or before the twenty-four (24) month anniversary of the Closing Date, the 30 Day VWAP of the Parent Common Stock is $8.00 or more per share, then the Parent shall issue to the Class A and Class P Holders in accordance with this Section 2.12 as Earnout Consideration, the following shares of Parent Common Stock:

1.

if the Disposition Milestone has occurred on or before the eighteen (18) month anniversary of the Closing Date, 5.0 million shares of Parent Common Stock;

2.

if the Disposition Milestone has not occurred on or before the eighteen (18) month anniversary of the Closing Date, 4.0 million shares of Parent Common Stock; or

7

3.

If such Milestone is achieved prior to the eighteen (18) month anniversary of the Closing Date and the Disposition Milestone has not yet occurred, 5.0 million shares of Parent Common Stock subject to the Earnout Share Holdback as set forth in Sections 2.12(c) and (d).

(b)

The Parent shall notify Shareholders’ Representative in writing within fifteen (15) days after the achievement of any Milestone and the Disposition Milestone (each, a “Milestone Notice”). If Shareholders’ Representative disputes the achievement of any Milestone or Disposition Milestone hereunder, the Shareholders’ Representative shall deliver written notice of its dispute setting forth in reasonable detail the basis for the Shareholders’ Representative’s dispute (a “Dispute Notice”) within fifteen (15) days of receipt of a Milestone Notice. If the Shareholders’ Representative timely delivers a Dispute Notice with respect to the achievement of any Milestone or the Disposition Milestone, as applicable, then the Parent and the Shareholders’ Representative shall, during the thirty (30) day period following the Parent’s receipt of the Dispute Notice (the “Resolution Period”), negotiate in good faith and use commercially reasonable efforts to resolve promptly all of the disputed matters set forth in such Dispute Notice. All discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and evidence of such discussions shall not be admissible or used by any party in any future proceedings between the parties hereto. Any such dispute that is resolved by a written agreement between the Parent and the Shareholders’ Representative during the Resolution Period shall be final, binding and conclusive on the Parties hereto. If, by the end of the Resolution Period, the Parent and the Shareholders’ Representative are unable to resolve any dispute subject to a Dispute Notice, then as promptly as practicable and in no event later than ten (10) days thereafter, they shall jointly submit such unresolved dispute to mediation. The mediation shall be conducted before a single mediator (the “Mediator”) to be agreed upon by the Parent and the Shareholders’ Representative. If the Parent and the Shareholders’ Representative cannot agree on a mediator, the Parent and Shareholders’ Representative shall each select a mediator, and such mediators shall unanimously selection the Mediator to conduct the Mediation. The Parent and the Shareholders’ Representative agree (A) to submit to the Mediator not later than thirty (30) days after the end of the Resolution Period a written statement summarizing its position on the disputed matters, together with such supporting documentation as it deems necessary, and (B) not to engage in any ex parte communications with the Mediator. The Parent and the Company shall jointly instruct the Mediator that (A) it shall act as an expert in accounting, and not as an arbitrator, to resolve only the disputed matters in accordance with the terms of this Agreement; (B) it shall base its decision solely on the written submissions of the Parent and the Company; and (C) it shall deliver to the Parent and the Company its written decision setting forth its calculations of each of the disputed matters as promptly as practicable (and in no event later than thirty (30) days) after the submission of the disputed matters to the Mediator. The Mediator’s written decision shall be final, binding and conclusive on the parties hereto absent fraud or manifest error. The fees, costs and expenses of the Mediator shall be allocated to and borne by the Parent.

(c)

Within fifteen (15) days following the date on which the achievement of such Milestone has been finally determined hereunder, the Parent shall direct its transfer agent to issue to each Class A and Class P Holder, and in such Class A and Class P Holder’s name, the number of shares of Parent Common Stock equal to the applicable Earnout Consideration minus any applicable Earnout Share Holdback multiplied by such Class A and Class P Holder’s Pro Rata Share, rounded down to the nearest whole share.

(d)

If the Disposition Milestone has not occurred prior to the date on which the Milestones set forth in Sections 2.12(a)(ii) or (iii) are achieved, the Parent shall hold back 1.0 million shares of Parent Common Stock for each Milestone from the issuance of such Earnout Consideration (as applicable, the “Earnout Share Holdback”). If a Disposition occurs on or before the eighteen (18) month anniversary of the Closing, then the Earnout Share Holdback, if any, shall be promptly issued to the Class A and Class P Holders in accordance with Section 2.12(c). If a Disposition does not occur on or before the eighteen (18) month anniversary of the Closing, then the Earnout Share

8

Holdback, if any, shall not be issued to the holders of Class A Units and any obligation to issue such shares to the Class A and Class P Holders shall forthwith be terminated and have no force or effect.

(e)

The Parent’s obligation to issue the Earnout Consideration to the Class A and Class P Holders in connection with the achievement of a Milestone in accordance with Section 2.12 is an independent obligation of the Parent. The Parent’s obligation to issue Earnout Consideration to the Class A and Class P Holders in connection with the achievement of one Milestone shall not obligate the Parent to issue Earnout Consideration in connection with any other Milestone.

(f)

Notwithstanding anything herein to the contrary, in no event shall the aggregate number of shares of Parent Common Stock issuable pursuant to this Section 2.12 exceed 13.0 million. For the avoidance of doubt, each Milestone shall only be achieved and the corresponding Earnout Consideration earned once.

2.13

Contingent Value Rights. The shareholders of the Parent as of the close of the Business Day immediately preceding the Effective Time shall receive contractual contingent value rights per share of Parent Common Stock then held by them (the “CVR”) that entitle the holder to a portion of the proceeds of any Dispositions that occur after the Effective Time pursuant to the CVR Agreement.

2.14

No Liability. None of the Parent, the Merger Sub or the Company shall be liable to any Person in respect of any portion of the Stock Consideration delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law.

2.15

Withholding. Notwithstanding any other provision of this Agreement to the contrary, each of the Parent and the Surviving Company shall be entitled to deduct and withhold from any Parent Stock Award (as defined in Section 2.18) and from any consideration otherwise payable pursuant to this Agreement such amounts, if any, as are required to be deducted and withheld under applicable Law; provided, however, the Parent or the Surviving Company, as applicable, shall provide the applicable Person with reasonable notice of its intention to deduct or withhold and will reasonably cooperate with such Person in reducing or eliminating such deduction or withholding. Any amounts so deducted and withheld and timely paid over to or deposited with the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding are made.

2.16

Acknowledgement of Members Regarding the Merger Consideration. The Company acknowledges and agrees that the Parent is entitled to rely conclusively on any Allocation Certificate delivered by the Company hereunder to the Parent, and upon delivery of the Stock Consideration in accordance with this Agreement and the Allocation Certificate, neither the Parent nor the Merger Sub shall have any further responsibility or Liability hereunder with respect to the payment of the Stock Consideration.

2.17

Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Reg. §§ 1.368-2(g) and 1.368-3(a).

2.18

Parent Equity Awards.

(a)

The Parent has granted equity and equity-based awards in the form of stock options (“Parent Stock Options”) and restricted stock units (“Parent RSU Awards”) (collectively, with the Parent Stock Options, the “Parent Stock Awards”) under (i) the Parent’s 2011 Executive Incentive Compensation Plan, as amended through May 23, 2018 (“Parent 2011 Plan”), and (ii) the Parent’s Employee Stock Purchase Plan, as amended through May 22, 2019 (“Parent ESPP”) (the Parent 2011 Plan and Parent ESPP, the “Parent Stock Plans”). Between the date

9

of this Agreement and the Effective Time, the Parent shall take all necessary action (which action shall be effective as of the Effective Time) to terminate the Parent Stock Plans (without the creation of additional liability to the Parent, or the Company or the Surviving Company). As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Parent Board (or, if appropriate, any committee administering the Parent Stock Plans) shall adopt such resolutions that are necessary for the treatment of the Parent Stock Awards pursuant to this Section 2.18. For purposes of any Parent Stock Plan, all Parent Stock Awards shall not be assumed or substituted and shall be treated as “non-assumed incentive awards” as otherwise defined in such Parent Stock Plans.

(b)

As of a Business Day no earlier than 30 days prior to the Effective Time, each outstanding Parent Stock Option granted under the Parent 2011 Plan to each holder thereof shall become vested and shall be converted to that number of whole shares of Parent Common Stock (and cash in lieu of any fractional shares) equal in value to the excess (“Excess”) of the Fair Market Value of the number of outstanding shares under the Parent Stock Options over the sum of (i) the aggregate exercise price plus (ii) the amount of any taxes, if any, required to be withheld with respect to such Excess in accordance with Section 2.16. The Parent Common Stock issued as provided above shall be issued as of the date immediately preceding the record date for the payment of the Pre-Closing Dividend and shall, for the avoidance of doubt, be entitled to the consideration under the CVR Agreement. Any Parent Stock Option in which the aggregate exercise price exceeds the Fair Market Value of the outstanding shares of the Parent Stock Option shall as of the above date be cancelled without any action on the part of any holder thereof and without any payment or consideration (including the issuance of any Parent Common Stock therefor) and thereafter the holder of such Parent Stock Option shall have no further rights in respect thereof.

(c)

As of the Business Day determined under Section 2.18(b), any and all time-based restrictions set forth in an outstanding Parent RSU Award shall lapse and, without any action on the part of any holder thereof, shall be settled by issuance of one share of Parent Common Stock for each unit set forth in the Parent RSU Award, and reduced by that number of whole shares (rounded up to the nearest whole share) having a Fair Market Value equal to the amount of any tax withholding required, if any, in accordance with Section 2.16. Any such Parent Common Stock in settlement of the Parent RSU Awards shall be issued as of the date immediately prior to the record date for the Pre-Closing Dividend and shall, for the avoidance of doubt, be entitled to the consideration under the CVR Agreement. As of the Effective Time, all dividend equivalent rights, if any, credited with respect to Parent RSU Awards shall be paid in cash to the holder of such Parent RSU Award immediately prior to the Effective Time, subject to the requirements of Section 2.16.

(d)

The phase of the Parent ESPP currently in effect, if any, shall terminate as of the earlier of the last day of such phase or the Business Day determined under Section 2.18(b) (the “ESPP Termination Date”), and each outstanding Parent Stock Option granted under the Parent ESPP (each, a “Parent ESPP Option”) shall be exercised immediately prior to the ESPP Termination Date for that number of shares of Parent Common Stock purchasable with amounts deducted from participant compensation during the phase as of the ESPP Termination Date. After the current phase of the Parent ESPP ends, unless approved by the Company, no new phase of the Parent ESPP shall commence prior to the Effective Time.

Article III
REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to the Parent and the Merger Sub that the statements contained in this ARTICLE III are true and correct, except as set forth herein or in the disclosure schedule (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the disclosure schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other section of this Agreement) delivered and/or otherwise made available by the Company to the Parent and the Merger Sub as of the date of this Agreement (the “Company Disclosure Schedule”).

3.1

Organization; Power and Enforceability. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware and has full limited liability

10

company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.1 of the Company Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. True and complete copies of the Organizational Documents of the Company as of the Effective Time have been provided to the Parent. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution, and delivery by the Parent and the Merger Sub, this Agreement constitutes a legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

3.2

Authority.

(a)

The Company has all requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Company and no other limited liability company proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other Transactions. The Company has delivered to the Parent a copy of the resolutions or written consent of the Members evidencing the Member Approval, which is the only vote or consent of the holders of any class or services of the Company’s membership interests necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other Transactions, which such resolutions or written consent have not been rescinded, withdrawn or modified in any way and remain in full force and effect.

(b)

The Company Board by resolutions duly adopted by either unanimous vote at a meeting of all members of the Company Board duly called and held or unanimous written consent and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the Transactions (including the Merger and the CVR Agreement) are fair to and in the best interests of the Company and its members, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the CVR Agreement), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s members or action by written consent in lieu of a meeting and (iv) recommended the adoption of this Agreement and approval of the Transactions by the Company’s members.

3.3

Capitalization

.

(a)

Section 3.3(a) of the Company Disclosure Schedule lists each record and beneficial owner of the Units and the number and class of Units held by such owner as of the date hereof. Each Member has good and valid title to the Units, free and clear of all Encumbrances. The Units constitute 100% of the total issued and outstanding membership interests in the Company. The Units have been duly authorized and are validly issued.

(b)

The Units were issued in compliance with applicable Laws. The Units were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement, or commitment to which any Member or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)

Except as set forth on Section 3.3(c) of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in the Company or obligating any Member or the Company to issue or sell any membership interests (including the Units), or any other interest, in the Company. Other

11

than the Organizational Documents, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Units.

3.4

No Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

3.5

No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) except as set forth on Section 3.5 of the Company Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Company Material Contract; or (d) result in the creation or imposition of any Encumbrance other than Company Permitted Encumbrances on any properties or assets of the Company.

3.6

No Consents. No consent, waiver, approval, license, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions.

3.7

Financial Statements.

(a)

Section 3.7(a) of the Company Disclosure Schedule contains complete copies of (i) the Company’s unaudited financial statements for the year ended December 31, 2020; and (ii) the Company’s unaudited financial statements for the period from January 1, 2021 through January 31, 2021 (the “Interim Financial Statements” and together with the other financial statements, the “Financial Statements”).

(b)

The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the audited Financial Statements). The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

3.8

Information Provided.

(a)

None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or such other available form agreed to by the Company) to be filed with the SEC by Parent in connection with the Parent Stock Issuance (including the Earnout Consideration) (the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(b)

None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall, at the time any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented, contain any untrue statement of a material

12

fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c)

None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the joint proxy statement to be filed with the SEC and sent to the Parent’s shareholder in connection with the Parent Stock Issuance (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”) to be sent to the shareholders of Parent in connection with Parent Shareholders Meeting shall, at the date it is first mailed to the Parent’s shareholders or at the time of the Parent Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)

None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any SEC filing relating to the Equity Offering or in any documents or other materials provided by the Company in connection therewith shall, at the time any such filing is made with the SEC or provided to potential investors or third parties in connection therewith, or at any time it is amended or supplemented or, if it is a registration statement, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.9

Brokers. Except as set forth on Section 3.9 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Member.

3.10

Access to Information; Disclaimer. The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of Parent and its Subsidiaries with the management of Parent, (b) has been afforded the opportunity to ask questions of and receive answers from officers of Parent and (c) has conducted its own independent investigation of Parent and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Parent or any of its Subsidiaries or otherwise, other than the representations and warranties of Parent and Merger Sub expressly contained in Article V of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Parent or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its Subsidiaries or their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that the Company will have no claim against Parent or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives with respect thereto.

3.11

Ownership of Parent Stock. None of the Company or its Subsidiaries directly or indirectly owns, beneficially or otherwise, any of the outstanding Parent Stock. None of the Company or its Affiliates or associates is, or has in the last four (4) years been, an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA.

Article IV
ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to the Parent and the Merger Sub that the statements contained in this ARTICLE IV are true and correct, except as set forth herein or in the Company Disclosure Schedule, with respect to

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any business operated by the Company before the Effective Time and solely to the extent, and for the period, the Company has operated such business.

4.1

Absence of Certain Changes or Events. Since its inception, and other than in the ordinary course of business, in connection with the Pre-Closing Acquisition or as set forth on Section 4.1 of the Company Disclosure Schedule, there has not been, with respect to the Company, any (a) Company Material Adverse Effect; (b) amendment of the Organizational Documents of the Company; (c) split, combination, reclassification, redemption, purchase or acquisition of any membership interests in the Company; (d) issuance, sale or other disposition of, or creation of any Encumbrance on, any membership interests in the Company, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any membership interests in the Company; or (e) action or omission outside of the ordinary course of business of the Company.

4.2

Material Contracts

.

(a)

Except as set forth in Section 4.2(a) of the Company Disclosure Schedule and the Pre-Closing Acquisition, the Company is not a party or subject to (i) any Contract that would be considered a material contract (as defined in Item 601(b)(10) of Regulation S-K) with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act); (ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Company Material Adverse Effect; (iii) any Contract that limits or purports to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time; (iv) any Contract related to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise); (v) any Contract related to any Indebtedness of the Company; or (vi) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 4.2 (each, a “Company Material Contract”).

(b)

Each Company Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to the Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Company Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Company Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Company Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to the Parent.

4.3

Assets and Properties

.

(a)

Except as set forth on Section 4.3 of the Company Disclosure Schedule, the Company has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Financial Statements or acquired after January 1, 2021, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since January 1, 2021. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Company Permitted Encumbrances”): (i) liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings; or (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company.

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(b)

The Company does not own any real property. With respect to the Real Property, the Company has delivered or made available to Parent true, complete and correct copies of any leases or easements affecting the Real Property. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy, or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement applicable to the Real Property.

4.4

Intellectual Property. The Company owns, or has the licenses or rights to use, all Intellectual Property used by the Company to conduct its business. The Company (i) has not and does not, to the Company’s Knowledge, interfere with, infringe upon, dilute, misappropriate, or violate the Intellectual Property of any Person, (ii) has not received any written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property of any Person, and (iii) other than as may be expressly set forth in any Company Material Contract, has no enforceable agreement that is primarily for the purpose of indemnifying any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property.

4.5

Indebtedness. Section 4.5 of the Company Disclosure Schedule sets forth a true, correct and complete list of all the Indebtedness outstanding with respect to the Company, including the individual components and indicating the amount and the Person to whom such amount is owed.

4.6

Legal Proceedings; Governmental Orders.

(a)

Except as set forth in Section 4.6(a) of the Company Disclosure Schedule, there are no Actions pending or, to the Company’s Knowledge, threatened (i) against or by the Company affecting any of its properties or assets (or by or against any Affiliate of the Company and relating to the Company); or (ii) against or by the Company or any Affiliate of the Company that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Company’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)

There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

4.7

Compliance With Laws. The Company is currently and has been in compliance in all material respects with all Laws applicable to it or its business, properties or assets.

4.8

Permits. All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 4.8 of the Company Disclosure Schedule lists all current Permits issued to the Company. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 4.8 of the Company Disclosure Schedule.

4.9

Employment Matters

Section 4.9 of the Company Disclosure Schedule contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, and sets forth for each such individual the following: (i) name; (ii) title or position; (iii) hire or retention date; (iv) current base compensation; and (v) commission, bonus or other incentive-based compensation eligibility. As of the date hereof, except for any payments for the most recent or current payroll periods that will be paid in the Company’s ordinary course of business, all earned compensation, including commissions, bonuses, fees and other compensation, payable to all employees, independent

15

contractors, or consultants of the Company for services performed on or prior to the date hereof have been paid in full, and there otherwise are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees. The Company is not nor ever has been a party to or be bound by any collective bargaining or labor agreements.

4.10

Employee Benefit Matters.

(a)

Section 4.10 of the Company Disclosure Schedule contains an accurate and complete list as of the date hereof of each “employee benefit plan” (as defined in ERISA §3(3)) and each retirement, welfare, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, severance, retention, employment, change of control, paid time off, fringe or other benefit or compensation plan, program, policy, agreement, arrangement or contract (including employment, consulting and collective bargaining agreements) that is maintained, sponsored, contributed or required to be contributed to by the Company or with respect to which the Company has any Liability or potential Liability (collectively, the “Company Plans” and each, a “Company Plan”).

(b)

Each Company Plan (and each related trust, insurance contract, or fund) has been established, maintained, funded and administered, in all material respects, in compliance with its terms and with the applicable requirements of ERISA, the Code and other applicable Law. With respect to each Company Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. With respect to each Company Plan, the Company has delivered to the Parent true, correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent IRS Form 5500 annual report (with applicable attachments) as filed, all related trust agreements, insurance contracts, and other funding arrangements, and any non-routine correspondence with any Governmental Authority with respect to any Company Plan. No Company Plan is, and neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or have any Liability under or with respect to any plan subject to: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 of the Code or Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA). The Company does not have any Liability by reason of at any time being treated as a single employer under Code §414 with any other Person. No Company Plan provides for, and the Company does not have any Liability with respect to the provision of post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any Person (other than in accordance with Part 6 of Subtitle B of Title I of ERISA or Code §4980B or comparable state Law and for which the beneficiary pays the entire premium cost). No Action with respect to any Company Plan (other than routine claims for benefits) is pending or threatened, and to the Knowledge of the Company, there is no fact or circumstance that could give rise to any such Action. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan.

(c)

The Company and each ERISA Affiliate have complied and are in compliance with the requirements of COBRA as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”). Neither the Company has incurred, or is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA, including pursuant to Sections 4980D or 4980H of the Code.

(d)

Each Company Plan that is intended to be qualified under Code §401(a) has received a favorable determination, opinion or advisory letter from the IRS as to its qualified status under the Code, and nothing has occurred since the date of such determination or recognition of exemption that could adversely affect the qualification of such Company Plan.

(e)

The Transactions alone, or in a combination with a termination of any current or former directors, officers, employees or other service providers of the Company, or any other event, will not (A) give rise to any Liability under any Company Plan or otherwise, (B) give rise to any Liability for severance pay, unemployment compensation, termination pay or withdrawal Liability, (C) result in an obligation to fund or otherwise set aside assets to secure to any extent any Liability under any Company Plan or otherwise, (D) result in an acceleration of the time of payment or vesting or increase the amount of compensation or benefits due to any current or former directors, officers, employees or other service providers of the Company or its beneficiaries, or (E) otherwise entitle any current or former directors, officers, employees or other service providers of the Company to any payment.

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4.11

Affiliate Interests. Neither the Company, nor any of its employees, directors, officers or equityholders, nor any of their respective Affiliates has any interest in any asset owned or used by the Company in the operation of its business. No director, officer or equityholder or, to the Knowledge of the Company, any employee of the Company, or any Affiliate of any of the foregoing is an Affiliate of or the owner (of record or beneficially) of any equity interests or any other financial or profit interest in, a Person that has (i) except as set forth in Section 4.11 of the Company Disclosure Schedule, had business dealings or a material financial interest in any transaction with the Company, or (ii) engaged in competition with the Company, in either case other than: (x) ownership of less than two (2) percent of the outstanding capital stock of a Person that is listed on any national or regional securities exchange, and (y) for compensation for services actually performed as an employee or independent contractor of the Company.

4.12

Environmental Matters. (i) The Company is and has been in compliance in all material respects with all Environmental, Health and Safety Laws, which compliance includes obtaining, maintaining and complying with all Permits required or issued under Environmental, Health and Safety Laws to conduct its business and own or operate its assets; (ii) the Company has not received any notice, report, order, or other information, or been party to any Action, alleging that they are in material violation of, or have any material Liability under, any Environmental, Health and Safety Law; (iii) the Company has not generated, transported, treated, stored, disposed of, manufactured, distributed, used, handled, arranged for or permitted the disposal of, released, or exposed any Person to, any Hazardous Material, or owned or operated any property or facility which is or has been contaminated by any Hazardous Material, in each case so as to give rise to any material Liabilities under any Environmental, Health and Safety Laws; (iv) the Company has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Liability of any other Person relating to Environmental, Health and Safety Laws or Hazardous Materials; (v) neither this Agreement nor the consummation of the Transactions will give rise to any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health and Safety Laws; and (vi) the Company has provided to the Parent all material environmental documents in the possession or control of the Company relating to the Company and the conduct of its business.

4.13

Insurance. Section 4.13 of the Company Disclosure Schedule lists and briefly describes each insurance policy maintained by the Company or to which the Company is a party, an insured, or a beneficiary, or under which the Company, or any director, officer, or manager of the Company, in his or her capacity as such, is or has been covered at any time within the twelve months preceding this Agreement (the “Company Insurance Policies”). Since the Company’s inception, (i) the Company has had no claim which could be expected to cause a material increase in the rates of insurance for the Company and (ii) the Company has not received notice that any insurer under any Company Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause. The Company has made available to the Parent copies of all Company Insurance Policies.

4.14

Taxes. Except as set forth on Section 4.14 of the Company Disclosure Schedule:

(a)

The Company has properly filed all Income Tax Returns and all other material Tax Returns which are required to be filed by it, and all such Tax Returns are true, complete and correct in all material respects. All Taxes due and owing by the Company have been fully and timely paid. All Taxes which the Company is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly withheld and, if required, timely paid to the applicable Governmental Authority.

17

(b)

No deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company. The Company has not consented to extend the time in which any Tax may be assessed or collected by any Governmental Authority, which extension is still in effect. There are no ongoing or pending Tax audits by any Governmental Authority against the Company. The Company is not a party to or bound by, or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes).

(c)

The Company has not been a member of a group filing a consolidated, combined, unitary or affiliated Tax Return. No claim has been made in writing by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns or pay Taxes that the Company is required to file Tax Returns in or is subject to taxation by such jurisdiction.

(d)

The unpaid Taxes of the Company (A) did not, as of the date of the most recent financial statements, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. There are no Encumbrances for Taxes upon any property or asset of the Company (other than statutory liens for Taxes not yet due and payable).

(e)

The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any change in or use of an improper accounting method for a taxable period (or portion thereof) ending on or prior to the Closing Date, (C) any agreement with any Governmental Authority entered into prior to Closing, (D) any prepaid amount received or deferred revenue accrued on or prior to the Closing, (E) any intercompany transaction entered into prior to Closing or excess loss account as in existence immediately prior to Closing described in Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (F) any election under Section 108(i) of the Code made prior to the Closing, or (G) the application of Section 965 of the Code. The Company has not made an election pursuant to Section 965(h) of the Code.

(f)

The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement which is or is properly treated as a partnership for U.S. federal income Tax purposes. The Company (A) is not or has ever been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (or any similar provision of state, local or non-U.S. Law), or (B) has participated in or plans to participate in any Tax amnesty program. The Company has not distributed the stock of another Person or had its stock distributed in a transaction purported or intended to be governed by Section 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)

The Company is (and has since formation been treated as) a corporation for U.S. federal income Tax purposes. The Company has not taken or agreed to take action that would prevent the Merger from constituting a tax-free reorganization under Sections 368(a)(l)(A) and 368(a)(2)(E) of the Code.

(h)

The Company has properly collected and remitted any required material sales, use, value added and similar Taxes with respect to sales made or services provided to its customers and has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales made or services provided without charging or remitting sales, use, value added or similar Taxes that qualify as exempt from sales or similar Taxes.

(i)

There is no contract, agreement, plan or arrangement to which the Company is bound to provide a gross-up or otherwise reimburse any current or former employee, director, service provider or other person for excise taxes paid pursuant to Code § 409A or Code § 4999. The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or non-U.S. income Tax Law).

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(j)

The Company has (a) not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (b) not received or claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act, (c) not deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, and (d) not sought and does not intend to seek (nor have any of their Affiliates sought or intends to seek) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

4.15

Books and Records. The minute books of the Company have been made available to Parent and have been maintained in all material respects in accordance with sound business practices. The minute books of the Company contain accurate and complete, in all material respects, records of all meetings, and actions taken by written consent of, the members, and no meeting, or action taken by written consent, of any such members has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

4.16

Undisclosed Liabilities. Except as set forth on Section 4.16 of the Company Disclosure Schedule, the Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise (“Liabilities”), in each case required to be included on any financial statements prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business since January 1, 2021; and (c) as of the date hereof, those which are not, individually or in the aggregate, in excess of $250,000.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

The Parent and the Merger Sub represent and warrant to the Company that the statements contained in this ARTICLE V are true and correct, except as expressly set forth herein or in the disclosure schedule (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the disclosure schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other section of this Agreement) delivered by the Parent and the Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Schedule”).

5.1

Organization, Power and Enforceability.

(a)

The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the state of Minnesota. The Parent has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder, to consummate the Transactions, and to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. This Agreement has been duly executed and delivered by the Parent, and (assuming due authorization, execution, and delivery by the Company) this Agreement constitutes a legal, valid, and binding obligation of the Parent enforceable against the Parent in accordance with its terms except as such enforceability may be limited by the General Enforceability Exceptions. When the CVR

19

Agreement has been duly executed and delivered by the Parent (assuming due authorization, execution and delivery by each other party thereto), the CVR Agreement will constitute a legal and binding obligation of Parent enforceable against it in accordance with its terms except as such enforceability may be limited by the General Enforceability Exceptions.

(b)

The Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. The Merger Sub has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by the Merger Sub, and (assuming due authorization, execution, and delivery by the Company) this Agreement constitutes a legal, valid, and binding obligation of the Merger Sub enforceable against the Merger Sub in accordance with its terms except as such enforceability may be limited by the General Enforceability Exceptions. The Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, the Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

5.2

Authority.

(a)

Each of the Parent and the Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Parent Shareholder Approval to consummate the Transactions. The execution and delivery of this Agreement by the Parent and the Merger Sub and the consummation by the Parent and the Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Parent and the Merger Sub and no other corporate proceedings on the part of the Parent or the Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions, including the Merger and the Parent Stock Issuance, subject only to: (1) the adoption of this Agreement by the Parent as the sole stockholder of the Merger Sub; and (2) obtaining the Parent Shareholder Approval.

(b)

The Parent Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Parent duly called and held and not subsequently rescinded or modified in any way has (i) determined that this Agreement, the Transactions (including the Merger, the Voting Agreement, the CVR Agreement and the Parent Stock Issuance), and the Charter Amendment, upon the terms and subject to the conditions set forth in this Agreement and the CVR Agreement, are fair to, and in the best interests of, the Parent and the Parent’s shareholders, (ii) approved and declared advisable this Agreement, the Voting Agreement and the CVR Agreement, including the execution, delivery, and performance thereof, the consummation of the Transactions (including the Merger and the Parent Stock Issuance) and the Charter Amendment, (iii) directed that this Agreement, the Transactions (including the Merger, the Voting Agreement, the CVR Agreement and the Parent Stock Issuance), and Charter Amendment be submitted to a vote of the Parent’s shareholders for adoption at the Parent Shareholders Meeting, and (iv) resolved to recommend that Parent’s shareholders vote in favor of approval of this Agreement, the Transactions (including the Merger, the Voting Agreement, the CVR Agreement and the Parent Stock Issuance), and Charter Amendment (collectively, the “Parent Board Recommendation”).

(c)

The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and not subsequently rescinded or modified in any way has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and the Parent, as the sole stockholder of Merger Sub, (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL.

(d)

On or prior to the date hereof, a committee consisting of only disinterested directors of the Parent Board, which complies with the requirements for such a committee set forth in Section 302A.673, Subd. 1(d), of the MBCA, and acting in accordance with Section 302A.673 of the MBCA has duly and unanimously:

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(i)

approved this Agreement, the Voting Agreement, the Certificate of Merger, the Parent Stock Issuance and the Transactions (including the Merger, the CVR Agreement and the Voting Agreement), which approval, to the extent applicable and assuming the accuracy of the representations and warranties of the Company set forth in Section 3.11, constituted approval for the purposes of Sections 302A.671 and 302A.673 of the MBCA as a result of which this Agreement, the Parent Stock Issuance and the Transactions, including the Merger, the CVR Agreement, the Voting Agreement and the other Transactions, are not and will not be subject to the restrictions on “control share acquisitions” or “business combinations” with an “interested shareholder” under the provision of Sections 302A.671 and 302A.673, respectively, of the MBCA; and

(ii)

recommended to the Parent Board that the Parent Board approve this Agreement, the Parent Stock Issuance and the Transactions (including the Merger and the Voting Agreement).

5.3

Capital Structure.

(a)

As of the date of this Agreement, the authorized capital stock of the Parent consists of 30,000,000 shares of Parent Common Stock and 3,000,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). At the close of business on February 8, 2021 (such date and time, the “Measurement Date”), (i) 9,327,574 shares of Parent Common Stock were issued and outstanding; (ii) no shares of Parent Preferred Stock were issued and outstanding; (iii) 2,068,968 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent 2011 Plan, of which 1,367,770 shares were subject to outstanding options, deferred stock awards, and unvested restricted stock units of the Parent and 701,192 shares are eligible for grant under future awards; and (iv) 63,196 additional shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent ESPP. As of the Measurement Date, no (A) shares of capital stock or other voting securities of; (B) other equity or voting interests in; (C) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in; or (D) stock appreciation rights, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of capital stock in (clauses (A), (B), (C) and (D), collectively, “Equity Interests”) the Parent were issued, reserved for issuance or outstanding except as set forth in this Section 5.3(a) or otherwise contemplated for issuance pursuant to this Agreement. From and after the Measurement Date through the date of this Agreement, the Parent has not (i) issued any Equity Interests or (ii) incurred any obligation to make any payments based on the price or value of any Equity Interests or dividends (or other distributions) paid thereon or revenues, earnings or financial performance or any other attribute of the Parent, in each case other than pursuant to Parent’s equity-based awards, purchase rights and stock awards granted pursuant to the Parent Stock Plans, in each case that were outstanding as of the Measurement Date, and in accordance with their respective terms as in effect at such time.

(b)

All issued and outstanding Equity Interests in the Parent are, and at the time of issuance all Equity Interests in the Parent that may be issued prior to the Effective Time, including all shares that may be issued pursuant to the Parent Stock Plans and the Parent Stock Issuance, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of the jurisdiction in which the Parent is organized, the Organizational Documents of the Parent or any Contract to which the Parent is a party or otherwise bound.

(c)

There are no outstanding bonds, debentures, notes or other Indebtedness of the Parent that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of the Parent may vote (“Voting Parent

21

Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Parent Debt.

(d)

Except for awards made under the Parent Stock Plans in accordance with their respective terms as in effect as of the date hereof, the Parent Stock Issuance, or the Equity Offering, there are not any outstanding obligations of the Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests in the Parent or any of its Subsidiaries. There are not any outstanding obligations of the Parent to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Parent, except for (i) acquisitions of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of stock options under the Parent Stock Plans in order to pay the exercise price of such stock options; (ii) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to stock options or stock-based awards made pursuant to a Parent Stock Plan; or (iii) the acquisition by the Parent of stock options or stock-based awards in connection with the forfeiture of such awards, in each case in accordance with their respective terms under the Parent Stock Plans. The Parent is not a party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Parent. Except as contemplated by this Agreement, the Parent is not a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Parent. No Subsidiary of the Parent owns any shares of capital stock of the Parent.

5.4

No Conflicts. The execution, delivery and performance by the Parent and the Merger Sub of this Agreement, and the consummation of the Transactions, do not and will not (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Parent or the Merger Sub, subject to receipt of the Parent Shareholder Approval; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Parent or the Merger Sub; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Parent Material Contract; or (d) result in the creation or imposition of any Encumbrance other than Parent Permitted Encumbrances on any properties or assets of the Parent or the Merger Sub.

5.5

Consents. Except as set forth on Section 5.5 of the Parent Disclosure Schedule, no consent, waiver, approval, license, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Parent or the Merger Sub in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions.

5.6

SEC Filings; Financial Statements; Information Provided

.

(a)

The Parent has filed all registration statements, forms, reports, certifications and other documents required to be filed by the Parent and/or in connection with the Merger Sub with the SEC since January 1, 2018. All such registration statements, forms, reports and other documents, as amended prior to the date hereof, and those that the Parent may file after the date hereof until the Closing, are referred to herein as the “Parent SEC Reports.” All of the Parent SEC Reports (A) were or will be filed on a timely basis, (B) at the time filed (or if amended prior to the date hereof, when so amended), complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Reports and (C) did not or will not at the time they were filed (or if amended prior to the date hereof, when so amended) or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b)

Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Parent SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates indicated and the consolidated assets, liabilities, business, financial condition, results of its operations and cash flows for the periods indicated, consistent with the books and records of Parent and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material). The consolidated balance sheet of Parent as of September 30, 2020 is referred to herein as the “Parent Balance Sheet.”

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(c)

Baker Tilly Virchow Krause, LLP, Parent’s current auditors, is and has been at all times since its engagement by Parent (i) “independent” with respect to Parent within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

(d)

None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in the Registration Statement or any Regulation M-A Filing will, at the time the Registration Statement or any Regulation M-A Filing is filed with the SEC, and at any time it is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date it is first mailed to the Parent’s shareholders or at the time of the Parent Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Parent or the Merger Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of the Parent or the Merger Sub. None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in any SEC filing relating to the Equity Offering or in any documents or other materials provided by the Parent in connection therewith shall, at the time any such filing is made with the SEC or provided to potential investors or third parties in connection therewith, or at any time it is amended or supplemented or, if it is a registration statement, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)

The Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2018, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board all known (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adverse and materially affect the Company’s ability to record, process, summarize and report financial information, (ii) material weaknesses in the

23

design and operation of internal controls over financial reporting, and (iii) any fraud, whether or not material, that involves the management or other employees who have a significant role in the Parent’s internal controls over financial reporting. Each of the Parent and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses and/or fraud.

(f)

The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g)

The Parent is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

(h)

As of the date of this Agreement, the Parent has timely responded to all comment letters of the staff of the SEC relating to the Parent SEC Reports, and the SEC has not advised the Parent that any final responses are inadequate, insufficient or otherwise non-responsive. The Parent has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and the Parent and any of its Subsidiaries, on the other hand, occurring since January 1, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date hereof. To the Knowledge of the Parent, as of the date of this Agreement, none of the Parent SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(i)

Each of the principal executive officers of the Parent and the principal financial officer of the Parent (or each former principal executive officer of the Parent and each former principal financial officer of the Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 5.6(i), “principal executive officer” and “principal financial officer” has the meanings given to such terms in the Sarbanes-Oxley Act.

5.7

Brokers. Except as set forth on Section 5.7 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent. The Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of all agreements between the Parent and its financial advisors pursuant to which such advisors would be entitled to any payment relating to the Transactions.

5.8

Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports, since the date of the Parent Balance Sheet, and other than in the ordinary course of business consistent with past practice, and except with respect to the Dispositions or the Pre-Closing Dividend, there has not been, with respect to the Parent, any (a) Parent Material Adverse Effect; (b) amendment of the Organizational Documents of the Parent; (c) split, combination, reclassification, redemption, purchase or acquisition of any Equity Interests in the Parent; (d) issuance, sale or other disposition of, or creation of any Encumbrance on, any Equity Interests in the Parent, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any membership interests in the Parent; or (e) action or omission outside of the ordinary course of business of the Parent consistent with past practice.

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5.9

Material Contracts

.

(a)

Except as set forth in Section 5.9(a) of the Parent Disclosure Schedule or as filed or furnished, as applicable, by the Parent with the SEC since January 1, 2018, the Parent is not a party or subject to (i) any Contract that would be considered a material contract (as defined in Item 601(b)(10) of Regulation S-K) with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act); (ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Parent Material Adverse Effect; (iii) any Contract that limits or purports to limit the ability of the Parent to compete in any line of business or with any Person or in any geographic area or during any period of time; (iv) any Contract related to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise); (v) any Contract related to any Indebtedness of the Parent; or (vi) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 5.9 (each, a “Parent Material Contract”).

(b)

Each Parent Material Contract is valid and binding on the Parent in accordance with its terms and is in full force and effect. The Parent is not in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or as of the date hereof, has provided or received any notice of any intention to terminate, any Parent Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Parent Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Parent Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to the Company; provided, that, Parent Material Contracts filed as part of the Parent SEC Reports shall be deemed provided to the Company for purposes of this sentence.

5.10

Taxes

.

(a)

The Parent and its Subsidiaries have properly filed all Income Tax Returns and all other material Tax Returns which are required to be filed by it, and all such Tax Returns are true, complete and correct in all material respects. All Taxes due and owing by the Parent and its Subsidiaries have been fully and timely paid. All Taxes which the Parent and each of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly withheld and, if required, timely paid to the applicable Governmental Authority.

(b)

No deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed by any Governmental Authority against the Parent or and its Subsidiaries. Neither the Parent nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Authority, which extension is still in effect. There are no ongoing or pending Tax audits by any Governmental Authority against the Parent or and its Subsidiaries. Neither the Parent nor any of its Subsidiaries is a party to or bound by, or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes).

(c)

Neither the Parent nor any of its Subsidiaries has been a member of a group filing a consolidated, combined, unitary or affiliated Tax Return (other the group in which the Parent is the common parent). No claim has been made in writing by a Governmental Authority in a jurisdiction where neither the Parent nor any of

25

its Subsidiaries files Tax Returns or pay Taxes that the Parent or the applicable Subsidiary is required to file Tax Returns in or is subject to taxation by such jurisdiction.

(d)

The unpaid Taxes of the Parent and its Subsidiaries (A) did not, as of the date of the most recent financial statements, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent and its Subsidiaries in filing its Tax Returns. There are no Encumbrances for Taxes upon any property or asset of the Parent or its Subsidiaries (other than statutory liens for Taxes not yet due and payable).

(e)

Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any change in or use of an improper accounting method for a taxable period (or portion thereof) ending on or prior to the Closing Date, (C) any agreement with any Governmental Authority entered into prior to Closing, (D) any prepaid amount received or deferred revenue accrued on or prior to the Closing, (E) any intercompany transaction entered into prior to Closing or excess loss account as in existence immediately prior to Closing described in Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (F) any election under Section 108(i) of the Code made prior to the Closing, or (G) the application of Section 965 of the Code. Neither the Parent nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(f)

Neither the Parent nor any of its Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement which is or is properly treated as a partnership for U.S. federal income Tax purposes. Neither the Parent nor any of its Subsidiaries (A) is or has ever been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (or any similar provision of state, local or non-U.S. Law), or (B) has participated in or plans to participate in any Tax amnesty program. Neither the Parent nor the Merger Sub has distributed the stock of another Person or had its stock distributed in a transaction purported or intended to be governed by Section 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)

Each of the Parent and its Subsidiaries is (and has since formation been treated as) a corporation for U.S. federal income Tax purposes. Neither the Parent nor any of its Subsidiaries has taken or agreed to take action that would prevent the Merger from constituting a tax-free reorganization under Sections 368(a)(l)(A) and 368(a)(2)(E) of the Code.

(h)

Each of the Parent and its Subsidiaries has properly collected and remitted any required material sales, use, value added and similar Taxes with respect to sales made or services provided to its customers and has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales made or services provided without charging or remitting sales, use, value added or similar Taxes that qualify as exempt from sales or similar Taxes.

(i)

There is no contract, agreement, plan or arrangement to which either the Parent or any of its Subsidiaries is bound to provide a gross-up or otherwise reimburse any current or former employee, director, service provider or other person for excise taxes paid pursuant to Code § 409A or Code § 4999. Neither the Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or non-U.S. income Tax Law).

(j)

Neither the Parent nor any of its Subsidiaries has (a) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (b) not received or claimed any Tax credits

26

under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act, (c) not deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, and (d) not sought and does not intend to seek (nor have any of their Affiliates sought or intends to seek) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

5.11

Assets and Properties

.

(a)

The Parent has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Parent Balance Sheet or acquired on or after January 1, 2021, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since January 1, 2021. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Parent Permitted Encumbrances”): (i) liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings; or (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Parent.

(b)

(i) The Parent or one of the Parent’s Subsidiaries has good and marketable title to any real property owned by the Parent and its Subsidiaries (the “Parent Owned Real Property”), free and clear of any Liens except Permitted Liens; (ii) no Person holds any outstanding options or rights of first refusal to purchase the Parent Owned Real Property, or any portion of the Parent Owned Real Property or any interest therein; and (iii) there is no condemnation or other proceeding in eminent domain, pending (or, to the knowledge of the Parent, threatened) or affecting any portion of the Parent Owned Real Property. Section 5.11(b) of the Parent Disclosure Schedule sets forth the correct street address of each parcel of Parent Owned Real Property and such other information as is reasonably necessary to identify each parcel of Parent Owned Real Property.

5.12

Intellectual Property. The Parent owns, or has the licenses or rights to use, all Intellectual Property used by the Parent to conduct its business. The Parent (i) has not and does not, to the Parent’s Knowledge, interfere with, infringe upon, dilute, misappropriate, or violate the Intellectual Property of any Person, (ii) has not received any written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property of any Person, and (iii) other than as may be expressly set forth in any Parent Material Contract, has no enforceable agreement that is primarily for the purpose of indemnifying any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property.

5.13

Legal Proceedings. There are no Actions pending or, to Parent’s knowledge, threatened against or by Parent or any Affiliate of Parent that challenge or seek to prevent, enjoin or otherwise delay the Transactions. To Parent’s knowledge, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

5.14

Indebtedness. Section 5.14 of the Parent Disclosure Schedule sets forth a true, correct and complete list of all the Indebtedness outstanding with respect to the Parent and its Subsidiaries, including the individual components and indicating the amount and the Person to whom such amount is owed.

5.15

Compliance With Laws. Each of the Parent or and its Subsidiaries, and since January 1, 2017, have been, in compliance in all material respects with all Laws applicable to the Parent or any of its Subsidiaries or by which any of them or their respective businesses or properties is bound. Since January 1, 2017, no Governmental Authority has issued any written notice or written notification stating that the Parent or any of its Subsidiaries is not in compliance with any Law, except where any such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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5.16

Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement; and (b) is a direct, wholly-owned Subsidiary of Parent.

5.17

Fairness Opinion. The Parent Board has received from Craig-Hallum Capital Group LLC an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Parent Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders. A copy of such opinion will be made available to the Company as soon as practicable following the date hereof for informational purposes only.

5.18

Employee Benefit Matters.

(a)

Section 5.18(a) of the Parent Disclosure Schedule contains an accurate and complete list of each “employee benefit plan” (as defined in ERISA §3(3)) and each retirement, welfare, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, severance, retention, employment, change of control, paid time off, fringe or other benefit or compensation plan, program, policy, agreement, arrangement or contract (including employment, consulting and collective bargaining agreements) that is maintained, sponsored, contributed or required to be contributed to by the Parent or with respect to which the Parent has any Liability or potential Liability (collectively, the “Parent Plans” and each, a “Parent Plan”).

(b)

Each Parent Plan (and each related trust, insurance contract, or fund) has been established, maintained, funded and administered, in all material respects, in compliance with its terms and with the applicable requirements of ERISA, the Code and other applicable Law. With respect to each Parent Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. With respect to each Parent Plan, the Parent has delivered to the Company true, correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent IRS Form 5500 annual report (with applicable attachments) as filed, all related trust agreements, insurance contracts, and other funding arrangements, and any non-routine correspondence with any Governmental Authority with respect to any Parent Plan. No Parent Plan is, and neither the Parent nor any ERISA Affiliate maintains, sponsors, contributes to, have any obligation to contribute to, or have any Liability under or with respect to any plan subject to: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 of the Code or Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA). The Parent does not have any Liability by reason of at any time being treated as a single employer under Code §414 with any other Person. No Parent Plan provides for, and the Parent does not have any Liability with respect to the provision of post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any Person (other than in accordance with Part 6 of Subtitle B of Title I of ERISA or Code §4980B or comparable state Law and for which the beneficiary pays the entire premium cost). No Action with respect to any Parent Plan (other than routine claims for benefits) is pending or threatened, and to the Knowledge of the Parent, there is no fact or circumstance that could give rise to any such Action. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Parent Plan.

(c)

The Parent and each ERISA Affiliate have complied and are in compliance with the requirements of COBRA as well as the PPACA. The Parent has not incurred, nor is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA, including pursuant to Sections 4980D or 4980H of the Code.

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(d)

Each Parent Plan that is intended to be qualified under Code §401(a) has received a favorable determination, opinion or advisory letter from the IRS as to its qualified status under the Code, and nothing has occurred since the date of such determination or recognition of exemption that could adversely affect the qualification of such Parent Plan.

(e)

Except as set forth in Section 5.18(e) of the Parent Disclosure Schedule, the Transactions alone, or in a combination with a termination of any current or former directors, officers, employees or other service providers of the Parent, or any other event, will not (i) give rise to any Liability under any Parent Plan or otherwise, (ii) give rise to any Liability for severance pay, unemployment compensation, termination pay or withdrawal Liability, (iii) result in an obligation to fund or otherwise set aside assets to secure to any extent any Liability under any Parent Plan or otherwise, (iv) result in an acceleration of the time of payment or vesting or increase the amount of compensation or benefits due to any current or former directors, officers, employees or other service providers of the Parent or its beneficiaries, or (v) otherwise entitle any current or former directors, officers, employees or other service providers of the Parent to any payment.

5.19

Permits. All material Permits required for the Parent to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 5.19 of the Parent Disclosure Schedule lists all current material Permits issued to the Parent. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 5.19 of the Parent Disclosure Schedule.

5.20

Environmental Matters. (i) The Parent is and, since January 1, 2017, has been in compliance in all material respects with all Environmental, Health and Safety Laws, which compliance includes obtaining, maintaining and complying with all Permits required or issued under Environmental, Health and Safety Laws to conduct its business and own or operate its assets; (ii) the Parent has not received any notice, report, order, or other information, or been party to any Action, alleging that they are in material violation of, or have any material Liability under, any Environmental, Health and Safety Law; (iii) the Parent has not generated, transported, treated, stored, disposed of, manufactured, distributed, used, handled, arranged for or permitted the disposal of, released, or exposed any Person to, any Hazardous Material, or owned or operated any property or facility which is or has been contaminated by any Hazardous Material, in each case so as to give rise to any material Liabilities under any Environmental, Health and Safety Laws; (iv) the Parent has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Liability of any other Person relating to Environmental, Health and Safety Laws or Hazardous Materials; (v) neither this Agreement nor the consummation of the Transactions will give rise to any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health and Safety Laws; and (vi) the Parent has provided to the Company all material environmental documents in the possession or control of the Parent relating to the Parent and the conduct of its business.

5.21

Insurance. Section 5.21 of the Parent Disclosure Schedule lists and briefly describes each insurance policy maintained by the Parent or to which the Parent is a party, an insured, or a beneficiary, or under which the Parent, or any director, officer, or manager of the Parent, in his or her capacity as such, is or has been covered at any time within the twelve months preceding this Agreement (the “Parent Insurance Policies”). Since January 1, 2017, (i) the Parent has had no claim which could be expected to cause a material increase in the rates of insurance for the Parent and (ii) the Parent has not received notice that any insurer under any Company Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause. The Parent has made available to the Company copies of all Parent Insurance Policies.

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5.22

Affiliate Interests. Neither the Parent, nor any of its employees, directors, or officers, nor any of their respective Affiliates has any interest in any asset owned or used by the Parent in the operation of its business. No director or officer or, to the Knowledge of the Parent, any employee of the Parent, or any Affiliate of any of the foregoing is an Affiliate of or the owner (of record or beneficially) of any equity interests or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Parent, or (ii) engaged in competition with the Parent, in either case other than: (x) ownership of less than two (2) percent of the outstanding capital stock of a Person that is listed on any national or regional securities exchange, and (y) for compensation for services actually performed as an employee or independent contractor of the Parent.

5.23

No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement (including the related portions of the Parent Disclosure Schedule), and any documents or certificates furnished hereunder or thereunder, neither Parent, Merger Sub nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent or Merger Sub.

Article VI
CONDUCT OF BUSINESS

6.1

Pre-Closing Covenants of Company. Except (x) in connection with the Pre-Closing Financing, the Pre-Closing Acquisition and the Equity Offering, (y) as otherwise provided in this Agreement or consented to in writing by the Parent and (z) as set forth in Section 6.1 of the Company Disclosure Schedule, from the date hereof until the Closing, the Company shall conduct the business of the Company only in the ordinary course of business consistent with past practice. Without limiting the foregoing, from the date hereof until the Closing Date, except (x) in connection with the Pre-Closing Financing, the Pre-Closing Acquisition and the Equity Offering, (y) as otherwise provided in this Agreement or consented to in writing by the Parent and (z) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company shall:

(a)

not (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Units or any other equity interests to any Member, (ii) split, combine or reclassify any of its Units or any other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Units or any other equity interests, except for issuances of capital stock or other equity interests upon the exercise of options outstanding as of the date hereof in accordance with their present terms, (iii) except as expressly contemplated by this Agreement, purchase, redeem or otherwise acquire any Units or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, or (iv) make any other actual, constructive or deemed distribution in respect of any Units or other equity interests or otherwise make any payments to Members in their capacity as such;

(b)

not issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any Units, any other voting securities or other equity interests or any securities convertible into, or any rights, warrants or options to acquire, any such Units, voting securities or other equity interests or convertible securities;

(c)

not amend its Organizational Documents;

(d)

not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of any business or any Person;

(e)

not incur or enter into any commitment for any material capital expenditures;

(f)

not purchase, lease, or otherwise acquire any property or assets for an amount in excess of $100,000, individually or in the aggregate;

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(g)

not use the proceeds of the Pre-Closing Financing in any manner not contemplated by the description of the use of proceeds reflected in any offering materials provided in connection with the Pre-Closing Financing or otherwise for operation of the Company’s business as contemplated as of the date hereof;

(h)

not incur any Indebtedness for borrowed money or issue any debt securities, make any loans, advances (other than routine travel and business expense advances) or capital contributions to, or investments in, any Person;

(i)

not assume, guarantee or endorse the Indebtedness of any other Person;

(j)

preserve and maintain all of its Permits;

(k)

pay its debts, Taxes and other obligations when due;

(l)

maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(m)

continue in full force and effect without modification all insurance policies, except as required by applicable Law;

(n)

defend and protect its properties and assets from infringement or usurpation;

(o)

perform all of its material obligations under all Company Material Contracts relating to or affecting its properties, assets or business;

(p)

maintain its books and records in accordance with past practice;

(q)

comply with all applicable Laws;

(r)

not take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or that would impair the ability of any of the Parties to consummate the Merger in accordance with the terms hereof or delay such consummation; and

(s)

not take or permit any action that would cause any of the changes, events, or conditions described in Section 4.1 to occur.

6.2

Pre-Closing Covenants of Parent . Except (x) in connection with the Dispositions, the Pre-Closing Dividend, the Equity Offering and the Charter Amendment, (y) as otherwise provided in this Agreement or consented to in writing by the Company and (z) as set forth in Section 6.2 of the Parent Disclosure Schedule, from the date hereof until the Closing, the Parent shall conduct the business of the Parent only in the ordinary course of business consistent with past practice. Without limiting the foregoing, from the date hereof until the Closing Date, except (x) in connection with the Dispositions, the Pre-Closing Dividend, the Equity Offering and the Charter Amendment, (y) as otherwise provided in this Agreement or consented to in writing by the Company and (z) as set forth in Section 6.2 of the Parent Disclosure Schedule, the Parent shall:

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(a)

not (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Parent Common Stock or any other equity interests to any shareholder of the Parent, (ii) split, combine or reclassify any of its Parent Common Stock or any other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Parent Common Stock or any other equity interests, except for issuances of capital stock or other equity interests upon the exercise of options outstanding as of the date hereof in accordance with their present terms, (iii) except as expressly contemplated by this Agreement, purchase, redeem or otherwise acquire any shares of Parent Common Stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, or (iv) make any other actual, constructive or deemed distribution in respect of any shares of Parent Common Stock or other equity interests or otherwise make any payments to shareholders of the Parent in their capacity as such;

(b)

not issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any Parent Common Stock, any other voting securities or other equity interests or any securities convertible into, or any rights, warrants or options to acquire, any such Parent Common Stock, voting securities or other equity interests or convertible securities;

(c)

not amend its Organizational Documents;

(d)

not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of any business or any Person;

(e)

not incur any Indebtedness for borrowed money or issue any debt securities, make any loans, advances (other than routine travel and business expense advances) or capital contributions to, or investments in, any Person;

(f)

not assume, guarantee or endorse the Indebtedness of any other Person;

(g)

preserve and maintain all of its Permits;

(h)

pay its debts, Taxes and other obligations when due;

(i)

maintain the properties and assets owned, operated or used by the Parent in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(j)

continue in full force and effect without modification all insurance policies, except as required by applicable Law;

(k)

defend and protect its properties and assets from infringement or usurpation;

(l)

perform all of its material obligations under all Parent Material Contracts relating to or affecting its properties, assets or business;

(m)

maintain its books and records in accordance with past practice;

(n)

comply with all applicable Laws;

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(o)

not take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or that would impair the ability of any of the Parties to consummate the Merger in accordance with the terms hereof or delay such consummation; and

(p)

not take or permit any action that would cause any of the changes, events, or conditions described in Section 5.8 to occur.

6.3

Pre-Closing Financing and Pre-Closing Acquisition.

(a)

From the date hereof until the Closing, the Company shall keep the Parent reasonably informed of the status of and the material activities, events, and occurrences relating to the Pre-Closing Financing and the Pre-Closing Acquisition, including the achievement of and progress towards satisfaction of the conditions to closing the transactions contemplated by the Pre-Closing Acquisition Agreement. In particular, the Company shall promptly notify the Parent in writing of: (i) any breach or violation of the Pre-Closing Acquisition Agreement, any facts or circumstances reasonably likely to result in a breach or violation of the Pre-Closing Acquisition Agreement, or the occurrence of any Material Adverse Effect (as defined in the Pre-Closing Acquisition Agreement) under the Pre-Closing Acquisition Agreement, in each case with respect to which the Company has Knowledge; (ii) any proposed or contemplated amendment or modification to the Pre-Closing Acquisition Agreement or requests for consents or waivers to or in connection with the terms and conditions of the Pre-Closing Acquisition Agreement; and (iii) the proposed terms and structure for the Pre-Closing Financing, including, the terms and conditions of the Company Convertible Notes. If the Company decides to pursue any other acquisitions between the date hereof and Closing, the Company shall permit the Parent to participate, comment on, advise as to, and consent to any such other acquisitions.

(b)

The Company shall consult with the Parent with respect to the Company’s response to each of the foregoing items. The Company shall provide the Parent access to all material information, documents, and materials in its possession or received by the Company relating to the transactions contemplated by the Pre-Closing Acquisition Agreement. The Company shall not agree to any amendment or modification to or terminate the Pre-Closing Acquisition Agreement or consent to or waive any term or condition of the Pre-Closing Acquisition Agreement, including any closing condition relating to the absence of a Material Adverse Effect, in each case, without the Parent’s prior written consent.

(c)

To the extent that the transactions contemplated by the Pre-Closing Acquisition Agreement are closed before the Effective Time, the Company shall have no obligation to update the Company Disclosure Schedules, and the Company shall not be deemed to breach any of its representations or warranties in Article III or Article IV, with respect to the Pre-Closing Acquisition Agreement or any assets, operations, liabilities or other items acquired or assumed by the Company in connection with consummation of the transactions contemplated by the Pre-Closing Acquisition Agreement.

(d)

The Parent shall be permitted to participate in, and invest up to at least fifty percent (50%) of the aggregate gross proceeds of, the Pre-Closing Financing. The Company shall discuss the terms and conditions of the Pre-Closing Financing and provide Parent a reasonable opportunity to comment thereon. The Company Convertible Notes issued in the Pre-Closing Financing shall provide that (i) the holders thereof approve and consent to the Merger and other transactions contemplated by this Agreement, (ii) such Company Convertible Notes will automatically convert into the consideration contemplated by Section 2.6(e), and (iii) upon conversion, such Company Convertible Notes shall automatically be cancelled, terminated and of no further force or effect. The holders of the Company Convertible Notes issued in the Pre-Closing Financing shall not have any rights to consent to or approve the Merger or other transactions contemplated by this Agreement.

6.4

Confidentiality. The Parties acknowledge that the Parent and the Company have previously executed a confidentiality agreement, effective as of December 21, 2020 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

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6.5

No Control. Nothing contained in this Agreement shall give the Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
ADDITIONAL COVENANTS

7.1

No Solicitation

.

(a)

No Solicitation or Negotiation. Except as set forth in this Section 7.1, until the Effective Time, each of the Company, the Parent and their respective Subsidiaries shall not, and each of the Company and the Parent shall cause their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives (“Representatives”) not to, directly or indirectly:

(i)

solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)

solicit, initiate, encourage, enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than the Parent or the Company, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Authority) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii)

take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv)

resolve or publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 7.1(c), prior to receipt of the Parent Shareholder Approval, the Parent may (A) furnish non-public information with respect to the Parent and its Subsidiaries to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such bona fide, written Acquisition Proposal that the Parent Board has concluded in good faith, after consultation with outside legal counsel and its financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Acquisition Proposal; provided that (x) the Parent receives from the Qualified Person an executed confidentiality agreement on terms not less favorable to the Parent than the Confidentiality Agreement and containing additional provisions that expressly permit such party to comply with this

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terms of this Section 7.1 (a copy of which shall be provided to the Company), (y) the Parent has not otherwise breached this Section 7.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, and (z) the Parent Board has determined that taking such actions would be required to prevent a breach of its fiduciary duties under applicable Law. The Parent shall notify the Company prior to furnishing any information or entering into any discussions or negotiations as provided in this Section 7.1(a). It is understood and agreed that any violation of the restrictions in this Section 7.1 (or action that, if taken by the Parent or the Company, as applicable, would constitute such a violation) by any Representatives of the Parent or the Company shall be deemed to be a breach of this Section 7.1 by the Parent or the Company, as applicable.

(b)

No Change in Recommendation or Alternative Acquisition Agreement.

(i)

Prior to the Effective Time, the Parent Board shall not, except as set forth in this Section 7.1, (A) withhold, withdraw, materially qualify or modify, or publicly propose to withhold, withdraw, materially qualify or modify, the approval or recommendation by the Parent Board with respect to the Merger or the Parent Stock Issuance pursuant to this Agreement, (B) fail to include the Parent Board Recommendation in the Proxy Statement/Prospectus; (C) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, or submit to the vote of any securityholders of Parent, any Acquisition Proposal, or approve any transaction under, or any transaction resulting in any third party becoming an “interested stockholder” under, Section 302A.673 of the MBCA, or authorize, resolve or agree to take any such action; (D) fail to recommend against acceptance of any Acquisition Proposal that is a tender offer or exchange offer, and to expressly reaffirm the Parent Board Recommendation, within ten (10) Business Days after commencement (or if the Parent Shareholder Meeting is to occur prior to the tenth Business Day, such period ending on the later of (x) the Business Day prior to the Parent Shareholder Meeting and (y) the second Business Day after such request); or (E) following the public announcement of an Acquisition Proposal (or the public announcement of an intention to make an Acquisition Proposal) other than the commencement of a tender or exchange offer contemplated by clause (D), fail to issue a press release expressly reaffirming the Parent Board Recommendation within ten (10) Business Days after the Company requests a reaffirmation thereof (or if the Parent Shareholder Meeting is to occur prior to the tenth Business Day, such period ending on the later of (x) the Business Day prior to the Parent Shareholder Meeting and (y) the second Business Day after such request) (a “Parent Board Recommendation Change”);

(ii)

Prior to receipt of the Parent Shareholder Vote the Parent shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.1(a) entered into in the circumstances referred to in Section 7.1(a)); and

(iii)

The Parent Board, and each committee thereof, shall not, except as set forth in this Section 7.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 7.1), if at any time after the date of this Agreement and prior to receipt of the Parent Shareholder Vote, Parent receives an unsolicited, bona fide, written Acquisition Proposal that the Parent Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, is or is reasonably expected to lead to a Superior Proposal (after giving effect to all of the revisions to the terms of this Agreement which may be offered by the Company, including pursuant to this paragraph), then the Parent Board prior to the time of, but not after, receipt of the Parent Shareholder Vote (x) may make a Parent Board Recommendation Change or (y) may terminate this Agreement in accordance with Section 9.1(h) in order to enter into a definitive agreement providing for the implementation of such Superior Proposal, in each case if at any time prior to the time, but not after, receipt of the Parent Shareholder Vote is obtained the Parent Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that the failure to make such Parent Board Recommendation Change or the failure to terminate this Agreement would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that Parent shall not terminate this Agreement pursuant to the foregoing clause (y), and any

35

purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Parent pays the Parent Termination Fee and otherwise complies with the provisions of Section 9.3(b) and Section 9.3(c); and provided, further, that (1) in the case of a Superior Proposal, the Parent Board may not effect a Parent Board Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless such Acquisition Proposal (and any precursor thereto) did not result from or arise in connection with a breach by Parent, its Subsidiaries or any of their Representatives (as if they were bound hereby) of its obligations under this Section 7.1; (2) the Parent has provided at least four (4) Business Days’ prior written notice to the Company that it intends to effect a Parent Board Recommendation Change, including a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Parent Board Recommendation Change for purposes of this Agreement); (3) such party has complied in all material respects with the requirements of this Section 7.1 in connection with any potential Superior Proposal; and (4) if the Company shall have delivered to the Parent a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four Business Day period referred to in clause (2) above, the Parent Board shall have determined in good faith (after consultation with outside legal counsel and its financial advisors), after considering the terms of such offer by the Company, that the Acquisition Proposal is still a Superior Proposal and a Parent Board Recommendation Change would still be required to comply with its fiduciary obligations under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration the Parent’s shareholders would receive as a result of such potential Superior Proposal), the Parent shall be required to provide the Company with notice of such material amendment and there shall be a new three Business Day period following such notification during which the Parent shall comply again with the requirements of this Section 7.1(b) and the Parent Board shall not make a Parent Board Recommendation Change prior to the end of any such period as so extended.

(c)

Notices of Proposals. Each Party will as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party of its receipt of any Acquisition Proposal and (ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications with such person with respect to such actual or potential Acquisition Proposal. The Parent shall notify the Company, in writing, of any decision of the Parent Board as to whether to consider any Acquisition Proposal from a Qualified Person or to enter into discussions or negotiations concerning any Acquisition Proposal from a Qualified Person or to provide non-public information with respect to such to any such Qualified Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). The Parent will (A) provide the Company with written notice setting forth such information as is reasonably necessary to keep the Company informed of the material terms of any such Acquisition Proposal from a Qualified Person and of any material amendments or modifications thereto, (B) keep the Company fully informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal by a Qualified Person submitted to such party (and in any event within twenty-four (24) hours following any such changes), including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Acquisition Proposal by a Qualified Person, (C) prior to, or substantially concurrently with, the provision of any non-public information of the Parent to any such Qualified Person, provide such information to the Company (including by posting such information to an electronic data room), to the extent such information has not previously been made available to the Company, and (D) promptly (and in any event within twenty-four (24) hours of such determination) notify the Company of any determination by the Parent Board that such Acquisition Proposal constitutes a Superior Proposal.

(d)

Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by the Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would be a breach of its fiduciary duties under applicable Law; provided, further, that any such disclosures

36

(other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Board Recommendation Change, unless the Parent Board expressly publicly reaffirms its recommendation for the Merger and the other Transactions within five (5) Business Days after being requested in writing to do so by the Company; it being understood that any such request in writing by the Company may only be made once with respect to a particular disclosure.

(e)

Cessation of Ongoing Discussions. Each of the Parent and the Company shall, and shall cause its Representatives to, cease immediately all solicitation, encouragement, discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 7.1. The Parent and the Company will each immediately revoke or withdraw access of any person (other than the Parent, the Company and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Parent and request from each third party (other than the Parent, the Company and their Representatives) the prompt return or destruction of all non-public information with respect to the Parent or the Company, as applicable, previously provided to such person. The Parent shall not, and shall cause its affiliates and all of its and their respective Representatives not to, release any person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Parent in any agreement to which the Parent or any of its affiliates is a party; provided that the Parent Board shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent that (x) the Parent Board determines in good faith (after consultation with its outside counsel) that the failure to take such action would violate the directors’ fiduciary duties under applicable Law and (y) any such action by the Parent Board does not violate any other provision of this Section 7.1. Except to the extent otherwise permitted by the foregoing sentence, the Parent shall, and shall cause its affiliates to, promptly take all reasonable steps within their power to terminate any waiver under any such provisions that may have been heretofore granted to any person other than the Company and any of the Company’s Affiliates.

7.2

Access to Information; Cooperation; Financial Statements.

(a)

Subject to compliance with applicable confidentiality obligations owed to third parties in effect as of the date of this Agreement, each of the Parent and the Company shall (and shall cause each of its Subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of the Parent and the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request. Each of the Parent and the Company will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 7.2 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the Parties to consummate the Merger.

(b)

As promptly as reasonably practicable, the Company shall deliver to the Parent (i) the audited consolidated balance sheets of the Company and with respect to the businesses to be acquired in connection with the Pre-Closing Acquisition as of December 31, 2019 and December 31, 2020 and the related audited statements of operations, changes in shareholders’ equity and cash flows of the Company and such businesses for each of the periods then ended, audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) and containing an unqualified report of the Company’s auditors (the “Closing Company Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet and the related statements of operations, changes in shareholders’ equity and cash flows of the Company and such businesses as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Registration Statement or Proxy Statement/Prospectus and any other filings to be made by the Parent with the SEC in connection with the Merger. All such financial statements, together with any unaudited consolidated balance sheet and the related statements of operations, changes in shareholders’ equity and cash flows as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Registration Statement or Proxy Statement/Prospectus

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and any other filings to be made by the Parent with the SEC in connection with the Merger, (A) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the businesses to be acquired in connection with the Pre-Closing Acquisition as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) will, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB.

(c)

The auditor engaged to audit the Closing Company Audited Financial Statements and to review the unaudited financial statements will be an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

(d)

The Company shall use commercially reasonable efforts (i) to assist, upon advance written notice, the Parent in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement or Proxy Statement/Prospectus and any other filings to be made by the Parent with the SEC in connection with the Merger and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

7.3

Proxy Statement/Prospectus; Registration Statement

.

(a)

In connection with the Parent Shareholders Meeting, as soon as practicable following the date of this Agreement, the Parent and the Company shall jointly prepare, and the Parent shall file with the SEC the Proxy Statement/Prospectus and the Parent shall prepare and file with the SEC the Registration Statement (which shall, if applicable, include the Proxy Statement/Prospectus), and each of Parent and the Company shall promptly furnish all information concerning itself and its Affiliates as may reasonably be requested by the other party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Registration Statement and Proxy Statement/Prospectus. The Company and the Parent shall each use their respective reasonable best efforts to: (i) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Registration Statement effective for so long as necessary to complete the Merger and Parent Stock Issuance. The Parent shall notify the Company promptly upon receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement and will, as promptly as practicable after receipt thereof, provide the Company with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the Company on any oral comments with respect to the Registration Statement received from the SEC. The Parent will notify the Company, promptly after the Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Parent shall: (A) set a record date (the “Record Date”) for determining the Parent stockholders entitled to attend the Parent Shareholders Meeting, (B) cause the Proxy Statement/Prospectus to be mailed to the Parent’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and (C) ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act.

(b)

Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or

38

responding to any comments of the SEC with respect thereto, the Parent shall provide the Company a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by the Company.

(c)

The Parent and the Company shall promptly make all necessary filings with respect to the Merger and the issuance of the Parent Common Stock under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and the Company shall furnish to the Parent all information concerning the Company as may be reasonably requested in connection with any such actions. The Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to Parent shareholders and at the time of the Parent Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to the Parent and the Company, or any of their respective Affiliates, officers or directors, is discovered by the Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and each of the Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Parent shareholders.

7.4

Nasdaq Listing. The Parent and the Company shall reasonably cooperate in good faith to cause the shares of Parent Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or after the Effective Time.

7.5

Member and Shareholder Approval

.

(a)

The Company, acting through the Company Board, shall take all action necessary to maintain the Member Approval as in effect on the date hereof. If any Person becomes a Member of the Company after the record date of such approval, the Company shall require such Member to sign a Joinder Agreement as a condition precedent to becoming a Member of the Company.

(b)

Subject to Section 7.1, the Parent, acting through the Parent Board, shall take all action necessary to obtain the Parent Shareholder Approval, as well as approval of a new equity incentive plan in a form to be agreed upon by the Parent and the Company (the “New Equity Plan”), at the Parent Shareholder Meeting as soon as practicable after the Registration Statement is declared effective, including giving notice of and convening and holding the Parent Shareholders Meeting, and, in connection therewith, the Parent shall mail the Proxy Statement to the holders of Parent Common Stock in advance of the Parent Shareholders Meeting. The Parent may only postpone or adjourn the Parent Shareholders Meeting (x) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (y) for the absence of a quorum and (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent shareholders prior to the Parent Shareholder Meeting. Subject to the rights of the Parent and the Parent Board under Section 7.1(b), the Parent shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of this Agreement, the Transactions (including the Merger, the Voting Agreement, the CVR Agreement and the Parent Stock Issuance), the New Equity Plan and the Charter

39

Amendment, and to secure any other approval of shareholders of the Parent that is required by applicable Law to effect the Transactions.

(c)

Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 9.1.

7.6

Fulfillment of Conditions

.

(a)

Subject to the terms hereof, including Section 7.6(b), the Company and the Parent shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Transactions as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law, and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)

The Company and the Parent shall reasonably cooperate with each other in connection with the making of all such filings. The Company and the Parent shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the Transactions.

(c)

Each of the Company and the Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the Transactions, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Company Material Adverse Effect or a Parent Material Adverse Effect from occurring prior to or after the Effective Time.

7.7

Public Disclosure. Except as may be required by applicable Law or stock market regulations, (i) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Parent and the Company and (ii) both the Company and the Parent shall use reasonable best efforts to consult with one another before issuing any press release or otherwise making any public statement with respect to the Transactions (including the Merger) or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts (provided, however, that these restrictions shall not apply to any communications by the Parent with respect to any Acquisition Proposal, Superior Proposal, Recommendation Change Notice or Parent Board Recommendation Change).

7.8

Notification of Breaches. Each Party agrees that it shall promptly notify in writing the other Party if such notifying Party becomes aware of any breach of, or inaccuracy in, or of any facts or circumstances constituting or resulting in the breach of, or inaccuracy in, any representation, warranty or covenant of such notifying Party or of such other Party that would cause a failure of the conditions to Closing set forth in ARTICLE VIII with respect to such Party.

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7.9

Succession of Officers and Directors.

(a)

The Parent shall take all action necessary to cause the persons identified on Section 7.9(a) of the Parent Disclosure Schedule to be appointed as executive officers of the Parent as of the Effective Time.

(b)

The Parent shall take all action necessary to (i) obtain the resignations of the directors identified on Section 7.9(b)(i) of the Parent Disclosure Schedule effective as of the Effective Time; and (ii) cause (A) the number of members of the Parent Board to be fixed at seven (7) as of the Effective Time and (B) cause to be appointed to the Parent Board as directors, or continue to serve on the Parent Board as directors, as applicable, the persons identified on Section 7.9(b)(ii) of the Parent Disclosure Schedule plus three additional persons proposed by the Company at least forty-five (45) days prior to the Effective Time and approved by the Parent, which approval shall not be unreasonably withheld. If any person identified in accordance with this Section 7.9(b)(ii) is unable or unwilling to serve in such capacity, the party making such appointment shall designate a successor.

7.10

State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Transactions, the Parties hereto shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

7.11

Section 16 Matters. Prior to the Effective Time, the Parent shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Parent immediately after the Effective Time.

7.12

Pre-Closing Dividend. At or prior to the Effective Time, the Parent Board shall declare, set aside and issue a cash dividend to its shareholders of all of its cash and cash equivalents legally available for distribution to shareholders under applicable Law, including Section 302A.551 of the MBCA, subject to reasonable reserves established by the Parent Board in its good faith, reasonable discretion (for the avoidance of doubt, without taking into account any liabilities, obligations, or commitments of the Company) (the “Pre-Closing Dividend”).

7.13

Termination of Certain Agreements and Rights. The Company shall cause the agreements set forth in Section 7.13 of the Company Disclosure Schedule, including any such agreement granting any person investor rights, rights of first refusal, registration rights or director election rights, to be terminated immediately prior to the Effective Time.

7.14

Dispositions. From and after the Effective Time, the Parent shall use its commercially reasonable efforts to complete the Dispositions as soon as reasonably practicable (and, in any case, within eighteen (18) months of the Closing Date) and make the payments contemplated under the CVR Agreement. The Parent shall keep the CVR Holders’ Representative (as defined in the CVR Agreement) promptly informed of its efforts and activities relating to the Dispositions and the status, terms and conditions of any proposals or offers relating to a Disposition or any other inquiries that could be reasonably likely to lead to such a proposal or offer. The Parent agrees to make available to the CVR Holders’ Representative upon request all such information and materials as are reasonably necessary or advisable for the CVR Holders’ Representative to evaluate the terms and conditions of any proposed Disposition and to otherwise reasonably cooperate with CVR Holders’ Representative in connection with its evaluation thereof. If the Parent or any of its subsidiaries completes a Disposition between the date hereof and the

41

Effective Time, the Parent may not distribute any amounts paid in connection with such Disposition in an amount that is greater than the maximum amount that is permitted to be distributed under the CVR Agreement.

7.15

Certain Tax Matters

.

(a)

Tax Returns. The Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for periods ending on or prior to the Closing Date that are due after the Closing Date (the “Pre-Closing Tax Returns”), which Tax Returns shall be prepared in a manner reasonably consistent with prior Tax Returns to the extent permitted under applicable Law; provided, however, that no such Tax Return shall be filed without the prior written consent of the Members’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned. The Parent and the Members’ Representative shall cooperate fully in the preparation of the Pre-Closing Tax Returns, including by providing access to records, documents and other information of the Company related to such Tax Returns and executing any documents reasonably required for the preparation and filing of such Tax Returns.

(b)

Transfer Taxes. At the Closing or, if due thereafter, promptly when due, all transfer Taxes, real property transfer Taxes, sales Taxes, use Taxes, excise Taxes, stamp Taxes, conveyance Taxes and any other similar Taxes (excluding, for the avoidance of doubt, any Taxes based in whole or in part on net income of gain) applicable to, arising out of or imposed upon the transactions contemplated hereunder (collectively, “Transfer Taxes”) shall be paid fifty percent (50%) by the Members and fifty percent (50%) by the Parent. The Person primarily responsible under applicable Law for the preparation of any Tax Return with respect to any Transfer Tax shall prepare such Tax Return, and each other Party shall cooperate with such Person in the preparation of such Tax Return.

(c)

Straddle Periods. For purposes of this Agreement, the portion of any Tax that relates to the portion of any Straddle Period ending on the Closing Date shall (a) in the case of real property, personal property and similar ad valorem Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (i) the numerator of which is the number of days in the Straddle Period through and including the Closing Date and (ii) the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any other Tax, including any Taxes based upon income (including income described in Section 951(a) or 951A(a) of the Code), receipts, transactions or payroll, be deemed to be equal to the amount which would be payable if any relevant Straddle Period ended on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(d)

Cooperation. Subject to the other provisions of this Section 7.15, the Parent and the Members shall cooperate fully, as and to the extent reasonably requested, in connection with (i) the preparation and filing of Tax Returns, (ii) any audit, litigation or other proceeding with respect to Taxes and Tax Returns and (iii) the preparation of any financial statements to the extent related to Taxes. Such cooperation shall include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e)

Tax Claims.

(i)

If a claim is made by any taxing authority, which, if successful, might reasonably result in an indemnity payment by the Members pursuant to Section 10.1(a), then the Parent shall give notice to the Members’ Representative in writing of such claim and of any counterclaim, if any, the Parent proposes to assert (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification obligations of

42

the Members provided hereunder except to the extent the Members have been materially prejudiced as a result of such failure to give notice.

(ii)

With respect to any Tax Claim against the Company relating to a taxable period ending on or before the Closing Date, the Members’ Representative, on behalf of the Members shall, solely at their own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto available under applicable Law, and may, in their sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that Members’ Representative must first consult, in good faith with the Parent before taking any action with respect to the conduct or resolution of such Tax Claim. Notwithstanding the foregoing, the Members’ Representative shall not settle any such Tax Claim without the prior written consent of the Parent, which consent shall not be unreasonably withheld, delayed or conditioned and the Parent, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim if it determines in good faith that such Tax Claim could have a material adverse impact on the Taxes or Tax attributes of the Parent or any of its Subsidiaries in a taxable period or portion thereof beginning after the Closing Date and, if the Members’ Representative does not assume the defense of any such audit or proceeding, the Parent may defend the same in such manner as it may deem appropriate; provided, however, the Parent shall consult in good faith with the Members’ Representative prior to taking any material action, and shall not settle such Tax Claim without the written consent of the Members’ Representative, which consent shall not be unreasonably withheld, delayed, or conditioned.

(iii)

The Parent shall control all proceedings with respect to any Tax Claim relating to any taxable period other than those described in Section 7.15(e)(ii); provided, however, to the extent any such Tax Claim relates to the Company for a Pre-Closing Tax Period, the Parent shall consult in good faith with the Members’ Representative prior to taking any material action, shall allow the Members, and counsel of their own choosing, to participate in such Tax Claim and shall not settle such Tax Claim without the written consent of the Members’ Representative, which consent shall not be unreasonably withheld, delayed, or conditioned.

(f)

Refunds. The Parent shall pay to the Members all Tax cash refunds or credits received by it after the Closing that are solely attributable to the Company for any Pre-Closing Tax Period (including interest paid therewith), if any, that is actually received (whether by actual receipt of a cash Tax refund or an actual reduction in cash Taxes due and owing, in each case, determined on a “with” and “without” basis) for the overpayment of Taxes of the Company for any Pre-Closing Tax Period net of any Tax (including net of any Taxes with respect to Pre-Closing Tax Periods) or other reasonable out-of-pocket cost of the Parent in respect of the receipt, accrual or payment of such refund or credit. Notwithstanding anything to the contrary in this Section 7.15(f) the Members shall not be entitled to any such refunds or credits to the extent such refund or credit is attributable to the carryback of a Tax attribute (including a net operating loss, net capital loss, foreign tax credit, or research and development credit) arising in a period other than a Pre-Closing Tax Period (or the portion of any Straddle Period ending on the Closing Date). The Parent shall pay to the Members’ Representative the amount of any such cash refund or credit within ten (10) days after receipt of such cash refund or use of such credit against any cash Taxes payable. The Parent shall reasonably cooperate, and shall cause its Affiliates to reasonably cooperate, with the Members in claiming such Tax refunds, credits or reductions that are reasonably and timely requested by Members in writing in specific detail.

7.16

Equity Offering. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Company, the Parent and the Merger Sub shall cause their respective appropriate officers and employees thereof to use reasonable best efforts to cooperate in connection with the arrangement of the Equity Offering, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with investors at mutually agreeable times and locations and upon reasonable advance notice, (ii) reasonably assisting with the preparation of customary materials for actual and potential participants in the Equity Offering, offering documents, private placement memoranda, prospectuses and similar documents required in connection with the Equity Offering (which shall not include pro forma financial information), (iii) providing financial statements and such other financial information regarding the Company or the Parent, as

43

applicable, that is readily available or within its possession and as is reasonably requested in connection with the Equity Offering, (iv) taking or appointing a representative of the Company, the Parent, or the Merger Sub, as applicable, to take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to consummate the Equity Offering, (v) reasonably assisting the other party to satisfy the conditions set forth in any document executed in connection with the Equity Offering and (vi) otherwise reasonably cooperating with the other party in their efforts to consummate the Equity Offering. For the avoidance of doubt, the gross proceeds of the Equity Offering shall not exceed $250,000,000. In the event the Equity Offering is terminated prior to the consummation thereof, the Parent and the Company agree to equally share the fees and expenses payable to any broker, investment finder or bank engaged by the Parent and the Company in connection with such Equity Offering.

7.17

D&O Insurance and Indemnification.

(a)

All rights to indemnification or exculpation now existing in favor of the directors, managers and officers of the Parent or the Company, as provided in the Parent Organizational Documents, the Company Organizational Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the Transactions and shall continue in full force and effect from and after the Effective Time and the Parent or the Company, as applicable, will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation. To the maximum extent permitted by applicable Law, the Parent or the Company, as applicable, shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the Parent Organizational Documents, the Company Organizational Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Parent Organizational Documents and the Company Organizational Documents shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of the Parent or the Company (the “D&O Persons”) entitled to be so indemnified, their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such D&O Person was a director or officer of the Parent or the Company immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)

Following the Effective Time, the Parent shall maintain, without any lapses in coverage, its directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of Parent as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time.

(c)

If the Parent, the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Parent or the Company, as applicable, shall assume all of the obligations set forth in this Section 7.17.

(d)

The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.17 are intended to be third-party beneficiaries of this Section 7.17. This Section 7.17 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Parent or the Company.

Article VIII
CONDITIONS TO MERGER

8.1

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Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each Party to this Agreement to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a)

Member Approval. This Agreement and the Transactions (including the Merger) shall have been duly approved and adopted by the requisite Members in accordance with the DLLCA and the Company’s Organizational Documents (the “Member Approval”) and such approval shall not have been rescinded, withdrawn or modified in any way and shall remain in full force and effect.

(b)

Shareholder Approval. This Agreement, the Transactions (including the Merger, the CVR Agreement and the Parent Stock Issuance) and the Charter Amendment shall have been duly approved and adopted by the requisite shareholders of the Parent at the Parent Shareholders Meeting in accordance with the MBCA and the Parent’s Organizational Documents (the “Parent Shareholder Approval”).

(c)

Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(d)

No Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Laws or Governmental Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Transactions (including the Merger and the Parent Stock Issuance) or the Disposition.

(e)

Charter Amendment. The Charter Amendment shall have been filed, accepted and evidence of filing received by the Parent from the Secretary of State of the State of Minnesota.

8.2

Conditions to the Obligations of the Parent and the Merger Sub. The obligations of the Parent and the Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Parent and the Merger Sub on or prior to the Closing Date of each of the following conditions:

(a)

Representations and Warranties. The representations and warranties of Company set forth in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement and (C) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect); provided, however, that the representations and warranties in Sections 3.1, 3.2, and 4.1(a) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that the representations and warranties set forth in Section 3.3 shall be true and correct except for such inaccuracies as are in the aggregate de minimis.

(b)

Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

45

(c)

No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)

Officers’ Certificate. The Parent shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Company to the effect that the conditions of Sections 8.2(a), (b), (c) and (f) have been satisfied.

(e)

CVR Agreement. The Parent shall have received the CVR Agreement in form and substance satisfactory to Parent, duly executed by the Rights Agent.

(f)

Pre-Closing Acquisition. The Company shall have consummated the Pre-Closing Acquisition.

8.3

Conditions to the Obligations of Company. The obligation of the Company to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Company on or prior to the Closing Date of each of the following conditions:

(a)

Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Parent Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Parent Material Adverse Effect); provided, however, that the representations and warranties made by Parent and Merger Sub in Sections 5.1, 5.2, 5.3(a), 5.4 and 5.6 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that for purposes of determining accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been after the date of this Agreement shall be disregarded.

(b)

Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c)

No Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)

Officers’ Certificate. Company shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that the conditions of Sections 8.4(a), (b), and (c) have been satisfied.

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Article IX
TERMINATION AND AMENDMENT

9.1

Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(i), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after obtaining Parent Shareholder Approval:

(a)

by mutual written consent of the Parent and the Company;

(b)

by either the Parent or the Company if the Merger shall not have been consummated by August 31, 2021 (the “Outside Date”) (provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party (and in the case of the Parent, Merger Sub) whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date); provided, however, that, in the event that the Registration Statement and/or Proxy Statement/Prospectus is still being reviewed or commented on by the SEC, either party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional thirty (30) days;

(c)

by either the Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of any such order, decree, ruling or other action is attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d)

by either the Parent or the Company if, at the Parent Shareholder Meeting (including any adjournment or postponement) at which a vote on the Parent Shareholder Approval is taken, the Parent Shareholder Approval shall not have been obtained;

(e)

by the Company, at any time prior to the receipt of the Parent Shareholder Approval, if a Parent Board Recommendation Change has occurred (whether or not in compliance with Section 7.1) or the Parent shall have materially breached its obligations under Section 7.1 or Section 7.5(b) of this Agreement;

(f)

by the Parent, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, which breach would cause the conditions set forth in Section 8.2(a) or 8.2(b) not to be satisfied; provided that neither the Parent nor the Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by the Company, as applicable, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from the Parent to the Company of such breach or failure and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from the Parent of such breach or failure and its intention to terminate pursuant to this Section 9.1(f) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(g)

by the Company, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Parent, which breach would cause the conditions set forth in Section 8.4(a) or 8.4(b) not to be satisfied; provided that the Company is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that

47

if such breach or failure to perform is curable by the Parent, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from the Company to the Parent of such breach or failure and (ii) the Parent or the Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Company of such breach or failure and its intention to terminate pursuant to this Section 9.1(g) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(h)

by the Parent if, at any time prior to the receipt of the Parent Shareholder Approval with respect to the issuance of shares of Parent Common Stock pursuant to the Merger, each of the following occur: (i) the Parent shall have received a Superior Proposal; (ii) the Parent shall have complied in all material respects with its obligations under Section 7.1, including with respect to making a Parent Board Recommendation Change with respect to such Superior Proposal; and (iii) the Parent Board approves, and the Parent concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; or

(i)

by the Parent, if there is a Material Adverse Effect (as defined in the Pre-Closing Acquisition Agreement) under the Pre-Closing Acquisition Agreement.

(j)

The party desiring to terminate this Agreement shall deliver written notice of such termination to the other party, setting forth in such notice the provision of this Section 9.1 pursuant to which such party is terminating this Agreement.

9.2

Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no Liability or obligation on the part of the Parent, the Company, the Merger Sub or their respective officers, directors, shareholders or Affiliates; provided that (a) any such termination shall not relieve any party from Liability for any knowing and intentional breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 6.4 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses) and ARTICLE XI (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3

Fees and Expenses.

(a)

Except as set forth in this Section 9.3, (i) if this Agreement is terminated before the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, including, with respect to the Parent, all fees and expenses incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto; and (ii) if the Merger is consummated, all fees and expenses incurred by either the Parent or the Company in connection with this Agreement, the Transactions (but not, for the avoidance of doubt, any fees and expenses relating to any Disposition), the Pre-Closing Acquisition, the Pre-Closing Financing and the Equity Offering shall be paid by the Parent at or promptly after the Effective Time; provided that, if the proceeds of the Equity Offering do not exceed the amount of such fees and expenses incurred by the Company, then such fees and expenses incurred by the Company and unpaid as of the Effective Time will be considered indebtedness of the Company for purposes of calculating Company Excess Debt under this Agreement.

(b)

If:

(i)

Parent terminates this Agreement pursuant to Section 9.1(h);

(ii)

the Company terminates this Agreement pursuant to Section 9.1(e) or would have been entitled to terminate this Agreement pursuant to Section 9.1(e) prior to or at the time the Parent terminates this Agreement pursuant to Section 9.1(b) or 9.1(d); or

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(iii)

(A) after the date of this Agreement, an Acquisition Proposal with respect to Parent is made, proposed or communicated to the Parent Board or management, or is publicly made, proposed or communicated or otherwise becomes publicly known; (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b) or 9.1(d), or by the Company pursuant to Section 9.1(g); and (C) within six (6) months of such termination (1) any transaction included within the definition of an Acquisition Proposal with respect to the Parent is consummated or (2) the Parent enters into a definitive agreement providing for the consummation of any transaction within the definition of Acquisition Proposal, in each case whether or not involving the same Acquisition Proposal or the Person or group making the Acquisition Proposal referred to in clause (A); provided that for purposes of clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Exhibit C, except that all references to “15%” in such definition shall be deemed references to “50%”, then the Parent shall pay to the Company (or its designee) a fee of $2,500,000 (the “Parent Termination Fee”) plus reimbursement of expenses pursuant to Section 9.3(c). Any fee due under this Section 9.3(b) shall be paid by wire transfer of same-day funds to an account designated by the Company (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within three (3) Business Days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within three (3) Business Days after the earlier of (x) the date of the consummation of the transaction referred to in clause (C)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (C)(2) thereof. The parties hereto acknowledge and agree that in no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding anything herein to the contrary, the Company’s right to receive the Parent Termination Fee pursuant to this Section 9.3(b) under circumstances under which the Company is entitled to receive the Parent Termination Fee shall be the sole and exclusive remedy of the Company or any of its Affiliates against the Parent or its Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination and upon payment of the Parent Termination Fee to the Company, the Parent and its Representatives shall have no liability or obligation relating to or arising out of the failure to consummate the transactions contemplated by this Agreement; provided that nothing herein shall relieve any party from liability for any fraud or willful breach of this Agreement.

(c)

In the event of a termination of this Agreement contemplated by Section 9.3(b), the Parent shall pay to the Company (or its designee) promptly upon delivery of written demand by the Company to the Parent (which the Company may deliver at any time after this Agreement is terminated), but in no event later than three (3) Business Days after the date such demand is delivered, by wire transfer of same-day funds to an account designated by the Company, all reasonable out-of-pocket fees and expenses (including all due diligence fees, all filing and printing fees and all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants) (“Company Expenses”) incurred by the Company or its Affiliates in connection with this Agreement and the Transactions; provided that the Parent shall not be obligated to pay for Company Expenses in excess of $750,000.

(d)

The Company and the Parent acknowledge and agree that the agreements contained in Sections 9.3(b) and 9.3(c) are an integral part of the Transactions, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if the Parent fails to promptly pay any amount due pursuant to Section 9.3(b) or 9.3(c), and in order to obtain such payment, the Company commences an Action against Parent that results in a judgment in the Company’s favor for such payment, the Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

(e)

If this Agreement is terminated pursuant to Section 9.1(b) or Section 9.1(f) at any time following the termination of the Pre-Closing Acquisition Agreement as a result of any failure of the Company to consummate the transactions contemplated thereby at a time when the conditions to closing such transaction are satisfied or otherwise as a result of the Company’s breach of the Pre-Closing Acquisition Agreement, then the Company shall pay to the Parent (or its designee) a fee of $2,500,000 (the “Company Termination Fee”) plus reimbursement of expenses pursuant to Section 9.3(d). Any fee due under this Section 9.3(e) shall be paid by wire transfer of same-day funds to an account designated by the Parent within three (3) Business Days after the date of such termination of this Agreement. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding anything herein to the contrary, the Parent’s right to receive the Company Termination Fee pursuant to this Section 9.3(e) under circumstances under which the Parent is entitled to receive the Company Termination Fee shall be the sole and exclusive remedy of the Parent or any of its Affiliates against the Company or its Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination and upon payment of the Company Termination Fee to the Parent, the Company and its Representatives shall have no liability or obligation relating to or arising out of the failure to consummate the transactions contemplated by this Agreement; provided that nothing herein shall relieve any party from liability for any fraud or willful breach of this Agreement.

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(f)

In the event of a termination of this Agreement contemplated by Section 9.3(e), the Company shall pay to the Parent (or its designee) promptly upon delivery of written demand by the Parent to the Company (which the Parent may deliver at any time after this Agreement is terminated), but in no event later than three (3) Business Days after the date such demand is delivered, by wire transfer of same-day funds to an account designated by the Parent, all reasonable out-of-pocket fees and expenses (including all due diligence fees, all filing and printing fees and all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants) (“Parent Expenses”) incurred by the Parent or its Affiliates in connection with this Agreement and the Transactions; provided that the Company shall not be obligated to pay for Parent Expenses in excess of $750,000.

(g)

The Company and the Parent acknowledge and agree that the agreements contained in Sections 9.3(e) and 9.3(f) are an integral part of the Transactions, and that, without these agreements, the Parent would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 9.3(e) or 9.3(f), and in order to obtain such payment, the Parent commences an Action against the Company that results in a judgment in the Parent’s favor for such payment, the Company shall pay to the Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

9.4

Amendment. This Agreement may be amended by the Parties hereto, by action taken or authorized by their respective boards, at any time before or after approval of the matters presented in connection with the Merger by the shareholders or members of any of the Parties, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

9.5

Extension; Waiver. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective boards, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

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9.6

Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment, modification or supplement of this Agreement pursuant to Section 9.4 or an extension or waiver of this Agreement pursuant to Section 9.5 shall, in order to be effective, require action by the respective boards of the applicable Parties.

Article X
INDEMNIFICATION

10.1

Indemnification by Class A and Class P Holders.

(a)

From and after the Effective Time, the Class A and Class P Holders, severally and not jointly (except as otherwise provided in Section 10.2(d)), by approval of this Agreement or the execution of a Joinder Agreement, as applicable, agree to and shall indemnify, defend and hold harmless Parent and the Surviving Company and each of their respective officers, directors, assigns, successors and controlled Affiliates (each, an “Indemnified Party” and collectively the “Indemnified Parties”) against all Liabilities, losses, claims, damages, Actions (including informal proceedings), investigations, audits, demands, assessments, judgments, deficiencies, penalties, fines and costs and expenses (including reasonable attorneys’ fees and disbursements, but excluding any compensation associated with internal legal personnel of the Indemnified Party) (collectively, “Damages”), to the extent arising out of or directly caused by any of the following:

(i)

any breach of the representations or warranties made by the Company in ARTICLE III or ARTICLE IV of this Agreement or any certificates delivered by the Company pursuant to this Agreement;

(ii)

any breach or failure by the Company to satisfy or perform any covenant or agreement of the Company under this Agreement or any certificates delivered by the Company pursuant to this Agreement; and

(iii)

any Indemnified Taxes.

(b)

From and after the Effective Time, each Member, by the execution of a Joinder Agreement, as applicable, agrees to and shall indemnify, defend and hold harmless each Indemnified Party against all Damages, to the extent arising out of or directly caused by any breach of the representations, warranties, covenants, or agreements of such Member in such Member’s Joinder Agreement.

10.2

Limitation of Indemnification Obligations

.

(a)

Basket Threshold. There shall be no liability for indemnification under Section 10.1(a)(i), unless the aggregate amount of all Damages for any claims under such Section 10.1(a)(i) exceeds $250,000 (the “Basket”), at which time, subject to the remainder of this Section 10.2, the Indemnified Parties will be entitled to indemnification for the amount in excess of the Basket; provided, however, that the Basket shall not apply to Fraud or any breach of any Company Fundamental Representations.

(b)

Determination of Damages. Solely for purposes of calculating the amount of any Damages arising out of or caused by any breach by the Company of any representation or warranty made by the Company in ARTICLE III or ARTICLE IV of this Agreement for which an Indemnified Party is entitled to indemnification

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pursuant to this ARTICLE X or would be entitled to indemnification pursuant to this ARTICLE X but for any limitation imposed on the payment thereof by the Basket, any references in any such representation or warranty to “material,” “materiality,” “Material Adverse Effect” or similar qualifications shall be disregarded.

(c)

Liability Caps. Any claims for indemnification under Section 10.1(a) shall be limited solely to (i) with respect to claims under Section 10.1(a)(i), other than with respect to any breach of the Company Fundamental Representations or Fraud, the Lockup Shares, and (ii) with respect to any claims, in the aggregate, not covered by the foregoing clause (i), the Stock Consideration. In no event shall the aggregate Liability of the Members for Damages under this ARTICLE X exceed the aggregate Stock Consideration received by the Members.

(d)

Limitations on Individual Liability. No Class A and Class P Holder shall have any liability (i) with respect to claims under Section 10.1(a)(i), other than with respect to any breach of the Company Fundamental Representations or Fraud, in excess of its Pro Rata Share of the Lockup Shares, and (ii) with respect to any claims not covered by the foregoing clause (i), in excess of its Pro Rata Share of the Stock Consideration received by such Class A and Class P Holder. Notwithstanding anything herein to the contrary, with respect to any indemnification claims for Fraud, the Class A and Class P Holders shall be jointly and severally liable, subject to the limitations on liability set forth in the preceding sentence of this Section 10.2(d). Without limiting the generality of the foregoing, in no event shall any Indemnified Party, its successors or permitted assigns be entitled to seek rescission of the transactions consummated by this Agreement, except in the case of Fraud. No Member other than a Class A and Class P Holder shall have any liability under this ARTICLE X.

(e)

Sole and Exclusive Remedy. In the event the Merger is consummated, the parties acknowledge and agree that the indemnification provisions of this ARTICLE X shall be the sole and exclusive remedies of the Indemnified Parties for any claims for breaches of representations, warranties and covenants of the Company or for any other Damages arising out of or in connection therewith, except (x) for any remedies that may be available under any other agreement delivered hereunder, (y) in the case of Fraud, in which event, any claim with respect to such Fraud may be pursued against the Class A and Class P Holders jointly and severally, or (z) any Indemnified Party’s right to seek specific performance or other injunctive or equitable relief.

(f)

Manner of Payment. (i) Any amounts owing to the Indemnified Parties pursuant to Section 10.1(a)(i), other than with respect to any breach of the Company Fundamental Representations or Fraud, shall be recovered only by setting such amount off against the Lockup Shares at the Indemnity Price Per Share, and (ii) any amount otherwise owing to the Indemnified Parties pursuant to Section 10.1(a)(i) with respect to any breach of the Company Fundamental Representations or Sections 10.1(a)(ii), or 10.1(a)(iii) shall be recovered first by setting such amount off against the Lockup Shares, and if the Lockup Shares are not sufficient, then thereafter directly against the Stock Consideration received by the Class A and Class P Holders in accordance with their respective Pro Rata Share, in each case, at the Indemnity Price Per Share. At the election of any Class A and Class P Holder, any amounts owing to the Indemnified Parties by such Class A and Class P Holder under this ARTICLE X may be paid in cash to such Indemnified Parties rather than through the transfer of Stock Consideration.

(g)

Damages Limitation; Duplication of Recovery. Damages shall not include any consequential, incidental, indirect, special, exemplary or punitive Damages, including regarding loss of future revenue, income or profits, loss of business reputation or opportunity, or any Damages determined as a multiple of income, revenue or the like. The Indemnified Parties shall not be entitled to recover any Damages relating to any matter arising under a provision of this Agreement to the extent that the Indemnified Parties have already recovered Damages or other amounts with respect to such matter pursuant to another provision of this Agreement.

(h)

Insurance and Tax Benefits. The obligations of each Class A and Class P Holder hereunder regarding any Damages will be reduced, including retroactively, by the amount of any insurance proceeds received, directly or indirectly, using commercially reasonable efforts by the Indemnified Party regarding such Damages and the amount of all reductions in Taxes actually recognized by the Recovering Party in the year of such Damages and

52

the two (2) succeeding Tax years as a result of the event giving rise to such Damages. The amount of such insurance proceeds received will be net of any costs and expenses incurred by the Indemnified Party in procuring the same and after giving effect to the impact of such recovery on insurance premiums or other costs of insurance. If the Class A and Class P Holders indemnify the Indemnified Party for any Damages and the Indemnified Party receives any insurance or Tax benefit after such indemnification is made and the aggregate amount of such insurance or Tax benefit plus any indemnification payment made hereunder exceeds the Indemnified Party’s Damages, the Indemnified Party shall pay the Class A and Class P Holders an amount equal to the difference between (A)(1) the aggregate amount of such insurance or Tax benefit, as applicable, plus (2) the amount of the indemnification payment made by the Class A and Class P Holders, less (B) such Indemnified Party’s Damages arising in connection with such indemnification payment.

10.3

Survival and Expiration of Representations and Warranties.

(a)

The representations and warranties of the Company in this Agreement shall survive the Closing as follows:

(i)

the representations and warranties in Section 4.14 (Taxes) shall terminate when the applicable statutes of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof) plus thirty (30) days;

(ii)

the Company Fundamental Representations shall survive until the expiration of the applicable statute of limitations or five (5) years, which is longer;

(iii)

all other representations and warranties in this Agreement and the Schedules and Exhibits hereto or in any writing delivered by any party to another party in connection with this Agreement shall survive the Closing and terminate on the twelve (12) month anniversary of the Closing Date; and

(iv)

covenants and agreements contained herein shall terminate on the date that is twelve (12) months after the Closing Date, except for those covenants and agreements which by their terms contemplate actions following such date, in which such case, such covenants and agreements shall terminate on the date that is ninety (90) days after the date on which such actions were to be taken.

(b)

Notwithstanding anything to the contrary in Section 10.3(a), any representation, warranty or covenant in respect of which indemnity may be sought under Section 10.1(a)(i) shall survive the time at which it would otherwise terminate pursuant to Section 10.3(a) if a notice pursuant to Section 10.4(a) or Section 10.5(a) shall have been given to the party against whom such indemnity may be sought prior to such time (regardless of when the Damages in respect thereof may actually be incurred).

10.4

Third Party Claim Procedures

.

(a)

Notice. If the Indemnified Party receives notice of the assertion of any claim or the commencement of any Action by a third party (including a Governmental Authority) in respect of which indemnification shall be sought hereunder (other than Tax Claims which are subject to Section 7.15(e)) (a “Third Party Claim”), the Indemnified Party shall give the Person obligated to provide such indemnification (the “Indemnifying Party”) prompt written notice (a “Claim Notice”) thereof describing in reasonable detail (based on the information then available to the Indemnified Party) the basis for the Third Party Claim. Notwithstanding the foregoing, but subject to the limitations set forth in Section 10.3, the failure or delay of the Indemnified Party to give a Claim Notice

53

shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party shall have been materially and adversely prejudiced by such failure.

(b)

Defense. Subject to the limitations set forth in this Section 10.4, the Indemnifying Party shall have the right to elect to conduct and control the defense, compromise or settlement of any Third Party Claim, at its sole cost and expense and with counsel of its choice reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, the Indemnified Party shall have the right to conduct and control the defense, compromise or settlement of any Third Party Claim with counsel of its choice and at the Indemnifying Party’s sole cost and expense if: (A) the Indemnifying Party shall not have acknowledged in writing its indemnification obligations hereunder and given notice of its election to conduct and control the defense of the Third Party Claim within thirty (30) days after the Indemnifying Party’s receipt of a Claim Notice; (B) the Indemnifying Party shall fail to conduct such defense and in good faith; (C) the Indemnified Party shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with an actual or potential conflict of interest that cannot be waived; (D) the Third Party Claim seeks injunctive, equitable or other non-monetary relief against the Indemnified Party or monetary damages in excess of the Cap; or (E) the Third Party Claim relates to or otherwise arises in connection with any criminal proceeding against the Indemnifying Party; provided, however, that the Indemnifying Party may participate in (but not control) any such defense or investigation at its sole cost and expense.

(c)

Cooperation. From and after delivery of a Claim Notice of a Third Party Claim and subject to limitations to preserve attorney-client privilege, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and representatives to, cooperate with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In connection with any Third Party Claim, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to avoid production of confidential information to the extent permitted by applicable Law and to cause all communications among employees, counsel and other third parties representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges. The party controlling the defense of any Third Party Claim shall keep the non-controlling party reasonably advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto.

(d)

Settlement Limitations. Except as set forth below, no Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party, in each case which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (A) the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this ARTICLE X with respect to such Third Party Claim unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and (B) the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (1) involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party), (2) does not encumber any of the assets of the Indemnified Party and does not contain any restriction or condition that would reasonably be expected to have a future adverse effect on the Indemnified Party or the conduct of its business, (3) does not include an admission of wrong doing, and (4) includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Party from all liability in respect of such Third Party Claim.

10.5

Direct Claim Procedures.

54

(a)

If the Indemnified Party has a claim for indemnification hereunder that does not involve a Third Party Claim, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof describing in reasonable detail (based on the information then available to the Indemnified Party) the basis for such claim and the amount of the Damages claimed by the Indemnified Party (the “Claimed Amount”) in respect thereof. Notwithstanding the foregoing, but subject to the limitations set forth in Section 10.3, the failure or delay of the Indemnified Party to give such notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party shall have been materially and adversely prejudiced by such failure. Within thirty (30) days after delivery of the notice contemplated by the first sentence of this Section 10.5(a), the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall either (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case each Member shall promptly pay Parent such Member’s Pro Rata Share of the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case each Member shall promptly pay Parent such Member’s Pro Rata Share of the Agreed Amount), or (iii) in good faith dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party timely disputes the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve such dispute as promptly as practicable. If such dispute is not resolved within thirty (30) days following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute for resolution to a court of competent jurisdiction pursuant to Section 11.9.

(b)

Following the delivery of any such notice to the Members’ Representative contemplated by Section 10.5(a), the Members’ Representative and its representatives and agents shall be given, on a confidential basis (subject to the Members’ Representative’s right to share such information with its advisors and consultants and the Members in connection with its duties hereunder, who also shall hold such information in confidence), such access during normal business hours as they may reasonably require to the books and records of the Surviving Company and access during normal business hours to such personnel or representatives of the Surviving Company and Parent, including to the individuals responsible for the matters that are subject of the applicable claim, as they may reasonably require for the sole purpose of investigating or resolving any disputes or responding to any matters or inquiries raised therein. Notwithstanding the foregoing, neither Parent nor the Surviving Company shall be required to provide access to any information, books, records or personnel that would, in the reasonable judgment of Parent, (i)  constitute a waiver of the attorney-client, work-product or other privilege held by Parent, the Surviving Company or any of their Affiliates, or (ii) violate Applicable Law (it being agreed that Parent shall give notice to the Members’ Representative of the fact that it is withholding access to any information, books, records or personnel pursuant to clauses (i) through (ii) above, and thereafter Parent and the Members’ Representative shall reasonably cooperate to cause such access to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection or violate Applicable Law). Any investigation by the Members’ Representative pursuant to this Section 10.5 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Parent, the Surviving Company and their Affiliates.

(c)

For the avoidance of doubt, each reference to the Indemnifying Party in this Section 10.5 shall be deemed (except for provisions relating to an obligation to make any payments) to refer to the Members’ Representative acting on behalf of such Indemnified Party. The Parent shall keep the Shareholders’ Representative apprised of all Claims and all material developments related thereto.

10.6

Tax Treatment of Indemnification Payments. To the extent permitted by applicable Law, all indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes.

10.7

No Contribution. By executing a Joinder Agreement, each of the Class A and Class P Holders acknowledges and agrees that its obligation to indemnify, defend and hold harmless the Parent Indemnified Parties

55

pursuant to this ARTICLE X is an obligation solely of the Class A and Class P Holders and that from and after the Effective Time, none of the Class A and Class P Holders shall be entitled to contribution from, subrogation to or recovery against the Parent, the Surviving Company or their Affiliates with respect to any Damages imposed on or incurred by any of the Members in connection with their respective indemnification obligations under this Agreement or relating to or in respect of any period prior to the Closing or any breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10.8

No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLES III and IV (WHICH, FOR THE AVOIDANCE OF DOUBT, ARE QUALIFIED BY ANY RELATED ITEM IN THE COMPANY DISCLOSURE SCHEDULE), OR IN ANY OTHER TRANSACTION DOCUMENT, THE COMPANY IS NOT MAKING (AND WILL NOT BE DEEMED TO HAVE MADE), AND NOR WILL THE COMPANY (OR ANY OTHER PERSON) HAVE OR BE SUBJECT TO ANY LIABILITY ARISING OUT OF, RELATING TO OR RESULTING FROM, IN EACH CASE, ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, COMMON LAW OR STATUTORY, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE UNITS, THE COMPANY, OR THE BUSINESS, FINANCIAL CONDITION, ASSETS OR LIABILITIES OF THE COMPANY, INCLUDING FORWARD-LOOKING STATEMENTS OR ANY STATEMENTS OR REPRESENTATIONS MADE IN ANY CONFIDENTIAL INFORMATION MEMORANDUM OR MANAGEMENT PRESENTATION (ANY OF THE FOREGOING, AN “EXTRA-CONTRACTUAL STATEMENT”). THE PARENT AND ITS AFFILIATES HEREBY EXPRESSLY WAIVE AND ARE NOT RELYING ON, ANY EXTRA-CONTRACTUAL STATEMENT, AND THE PARENT AND ITS AFFILIATES HEREBY EXPRESSLY WAIVE AND RELINQUISH ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY EXTRA-CONTRACTUAL STATEMENT HERETOFORE FURNISHED OR MADE AVAILABLE TO THE PARENT OR ITS REPRESENTATIVES OR AFFILIATES BY OR ON BEHALF OF THE COMPANY OR ITS AFFILIATES (IT BEING INTENDED THAT NO SUCH PRIOR EXTRA-CONTRACTUAL STATEMENT WILL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE CLOSING OF THE TRANSACTIONS (AS DEFINED HEREIN)). EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE COMPANY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY RELATING TO THE UNITS OR ANY ASSET (TANGIBLE, INTANGIBLE OR MIXED) OF THE COMPANY, INCLUDING IMPLIED WARRANTIES OF FITNESS, NON-INFRINGEMENT, MERCHANTABILITY OR SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Article XI
MISCELLANEOUS

11.1

Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

If to Parent or Merger Sub, to:
Communications Systems, Inc. Attention: Roger H. D. Lacey 10900 Red Circle Drive Minnetonka, Minnesota 55343 Email: rogerl@commsysinc.com with a copy (which shall not constitute notice) to:
Ballard Spahr LLP Attention: Barbara Rummel Peter Jaslow 2000 IDS Center 80 South 8th Street Minneapolis, MN 55402 Email: rummelb@ballardspahr.com jaslowp@ballardspahr.com
If to Company, to:
Pineapple Energy LLC Attention: Scott Honour Marcy Haymaker 315 East Lake Street, Suite 301 Wayzata, MN 55391 E-mail: shonour@northernpacificgroup.com mhaymaker@northernpacificgroup.com with a copy (which shall not

constitute notice) to:

Faegre Drinker Biddle & Reath LLP

Attention:

Steven Kennedy

Jonathan Zimmerman

Jonathan Nygren

2200 Wells Fargo Center

Minneapolis, MN 55402

E-mail: Steven.Kennedy@FaegreDrinker.com; Jon.Zimmerman@FaegreDrinker.com;

Jon.Nygren@FaegreDrinker.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

56

11.2

Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing), the CVR Agreement, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the Parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the Parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3

No Third-Party Beneficiaries. Except as set forth in ARTICLE X, this Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder.

11.4

Assignment. No Party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other Parties, and any such assignment or attempted or purported assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11.4 is void.

11.5

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.6

Counterparts and Signatures. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

11.7

Governing Law. All matters arising out of or relating to this Agreement and the Transactions (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Minnesota, except that the matters contained in ARTICLE II with regards to the effects of the Merger between the Company and the Merger Sub shall be governed by the DLLCA and DGCL, without giving effect to any choice or conflict of law provision or rule.

11.8

Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise

57

breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

11.9

Submission to Jurisdiction. Each of the Parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the state and federal courts located in Minneapolis, Minnesota (the “Chosen Court”) in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such Chosen Court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the Parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.9, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

11.10

WAIVER OF JURY TRIAL. EACH OF PARENT, THE MERGER SUB AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, THE MERGER SUB OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

11.11

Disclosure Schedule. Each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business. The Parties acknowledge that Section 7.9 of the Parent Disclosure Schedule may be updated prior to the Effective Time to reflect any changes in the individuals to be appointed to the Parent Board and the class such individual is to serve or from whom resignations shall be obtained.

11.12

Members’ Representative

.

(a)

Appointment. The Members’ Representative will be appointed pursuant to the Joinder Agreements.

(b)

Authorization. Any decision, act, consent or instruction of the Members’ Representative under this Agreement shall constitute a decision of each Member and shall be final, binding and conclusive upon each Member, and Parent shall be entitled to rely conclusively without inquiry upon any such decision, act, consent or instruction of the Members’ Representative as being the decision, act, consent or instruction of each Member.

(c)

Resignation, Removal and Vacancies. The Members’ Representative may resign from its position as Members’ Representative upon not less than ten (10) Business Days’ prior written notice delivered to Parent and the Members. The Members, by the vote of the holders of a majority-in-interest of the Units immediately

58

prior to the Closing, may remove the Members’ Representative from time to time upon not less than ten (10) Business Days’ prior written notice to Parent. If there is a vacancy at any time in the position of the Members’ Representative for any reason (whether due to death, resignation, removal or otherwise), such vacancy shall be filled by the holders of a majority-in-interest of the Units immediately prior to the Closing, and any such successor Members’ Representative shall be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Any successor Members’ Representative shall acknowledge in writing to Parent its acceptance of the appointment as the Members’ Representative in accordance with the terms of this Section 11.12.

(d)

No Liability of Parent, Merger Sub, the Surviving Company or Affiliates. For the avoidance of doubt, the parties acknowledge and agree that (i) under no circumstances shall Parent, Merger Sub, the Surviving Company or any of their respective Affiliates have any liability to the Members’ Representative or any of its Affiliates, of any kind or nature, arising out of or relating to this Agreement or the consummation of the Contemplated Transactions and (ii) to the extent the Members’ Representative fails to receive any portion of its engagement fee from the Company at or prior to the Closing, the Members’ Representative shall look solely to the Members, and not to the Surviving Company, for payment. Nothing contained in this Section 11.12(c) shall limit (or be construed to limit) the Members’ liability to the Members’ Representative.

11.13

Shareholders’ Representative

.

(a)

Appointment. The Shareholders’ Representative has been appointed by the Parent Board as the Shareholders’ Representative to act in accordance with the terms and conditions set forth in this Agreement applicable to the Shareholders’ Representative.

(b)

Authorization. Any decision, act, consent or instruction of the Shareholders’ Representative under this Agreement shall constitute a decision of the shareholders of the Parent and shall be final, binding and conclusive upon such shareholders, and the Company shall be entitled to rely conclusively without inquiry upon any such decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of such shareholders.

(c)

Resignation, Removal and Vacancies. The Shareholders’ Representative may resign from his position as Shareholders’ Representative upon not less than ten (10) Business Days’ prior written notice delivered to the Company and the Parent’s shareholders. If there is a vacancy at any time in the position of the Shareholders’ Representative for any reason (whether due to death, resignation, removal or otherwise), such vacancy shall be filled by resolutions duly adopted by either vote at a meeting of all the members of the Parent Board duly called and held or written consent of the Parent Board, and, if such vacancy is prior to the Closing, any such successor Shareholders’ Representative shall be subject to the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)

No Liability of the Company, the Surviving Company or Affiliates. For the avoidance of doubt, the parties acknowledge and agree that under no circumstances shall the Company or the Surviving Company or any of their respective Affiliates have any liability to the Shareholders’ Representative or any of his Affiliates, of any kind or nature, arising out of or relating to this Agreement or the consummation of the transactions contemplated by this Agreement.

(e)

Indemnification of the Shareholders’ Representative. Except in the event of fraud or bad faith by the Shareholders’ Representative, the Parent will indemnify and hold harmless the Shareholders’ Representative against all Damages incurred by the Shareholders’ Representative in connection with the performance of the Shareholders’ Representative’s duties as the Shareholders’ Representative, including, without limitation, losses resulting from any action, suit or proceeding to which the Shareholders’ Representative is made a party by reason of the fact the Shareholders’ Representative is or was acting as the Shareholders’ Representative under this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

59

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:	PINEAPPLE ENERGY LLC:
By: /s/ Kyle Udseth Name: Kyle Udseth Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:	COMMUNICATIONS SYSTEMS, INC.:
By: /s/ Mark Fandrich Name: Mark Fandrich Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGER SUB:	HELIOS MERGER CO.:
By: /s/ Mark Fandrich Name: Mark Fandrich Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MEMBERS’ REPRESENTATIVE:	LAKE STREET SOLAR LLC: By: Northern Pacific Growth Investment Partners, L.P. Its: Managing Member By: Northern Pacific Group GP I, LLC Its: General Partner
By: /s/ Scott Honour Name: Scott Honour Title: President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHAREHOLDERS’ REPRESENTATIVE:	/s/ Randall D. Sampson Randall D. Sampson

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of CVR Agreement

A-1

EXHIBIT B

Form of Voting Agreement

B-1

EXHIBIT C

Certain Defined Terms

“30 Day VWAP” means the volume weighted average price per share of Parent Common Stock as reported on the NASDAQ for any 30 consecutive trading days. A sample calculation of the 30 Day VWAP is set forth on Schedule 2 solely for illustrative purposes.

“Acquisition Proposal” means, with respect to the Parent or the Company, (a) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its Subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more Subsidiaries of such party), (b) any proposal for the issuance by such party of fifteen percent (15%) or more of its equity securities or (c) any proposal or offer to acquire in any manner, directly or indirectly, fifteen percent (15%) or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the Transactions, provided that the Pre-Closing Financing, the Equity Offering and the Pre-Closing Acquisition shall not be considered an Acquisition Proposal and a Disposition shall not be considered an Acquisition Proposal as long as the Disposition does not involve or relate to any transaction involving the sale or issuance of equity interests of the Parent.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, proceeding, litigation, citation, summons, subpoena or investigation of a civil, criminal, administrative or regulatory nature, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Base Merger Consideration” means 15.6 million shares of Parent Common Stock.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Minneapolis, Minnesota are authorized or required by Law to be closed for business.

“Charter Amendment” means the amendment to the Parent’s Articles of Incorporation to increase the quantity of shares of Parent Common Stock it is authorized to issue to a number of shares of Parent Common Stock at least necessary to complete the Transactions.

“Class A and Class P Holders” means holders of Class A Units and Class P Units as of immediately prior to the Effective Time.

“Class A and P Closing Merger Consideration” means (a) the Closing Merger Consideration, minus (b) the number of shares of Parent Common Stock issued to holders of Class B Units at the Effective Time, minus (c) the number of shares of Parent Common Stock issued to holders of Class C Units at the Effective Time, minus (d) the Escrow Shares.

“Class A Units” means Class A Units of the Company.

“Class B Units” means Class B Units of the Company.

“Class C Units” means Class C Units of the Company.

“Class P Units” means Class P Units of the Company.

“Closing Merger Consideration” means (a) the Base Merger Consideration, minus (b) one share of Parent Common Stock for every $2.00 of Company Excess Debt, rounded down to the nearest whole share, minus (c) one (1) share of Parent Common Stock for every Class C Unit held by Parent as of the Effective Time, rounded down to the nearest whole share.

C-1

“Closing Per Class A and Class P Unit Consideration” means (a) the Class A and P Closing Merger Consideration, divided by (b) the number of Class A Units and Class P Units issued and outstanding immediately prior to the Effective Time (other than Excluded Units).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Convertible Notes” means convertible promissory notes issued by the Company prior to the Closing and upon conversion every $2 of the unpaid principal and accrued interest thereon shall receive one (1) Class C Unit immediately prior to the Effective Time, which, with respect to any purchaser other than the Parent, will be exchanged as of the Effective Time into one (1) shares of Parent common stock and, with respect to Parent, will be cancelled as of the Effective Time as an Excluded Unit and each Class C Unit held by Parent will reduce the Base Merger Consideration by one (1) share of Parent Common Stock for such Class C Unit.

“Company Excess Debt” means all indebtedness of the Company (other than any Pre-Closing Financing) as of the Effective Time in excess of the Permitted Indebtedness.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Power and Enforceability), Section 3.2 (Authority), Section 3.3 (Capitalization) and Section 3.9 (Brokers).

“Company Material Adverse Effect” means any change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of the Company, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Merger or any of the other Transactions or to perform any of their respective covenants or obligations under this Agreement; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Company Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect: any change or event caused by or resulting from (A) the Transactions, including the Merger, or the announcement or pendency thereof, (B) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (C) changes or events affecting the industry or industries in which the Company operates generally or compete (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (D) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (E) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Authority (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (F) any natural disaster, pandemic or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), or (G) any failure by Company to meet any internal guidance, budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of Clause (G), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition). For the avoidance of doubt, the Parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower-case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Company Material Adverse Effect or Parent Material Adverse Effect, in each case as defined in this Agreement. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect, regardless of whether such effect is materially disproportionate.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

C-2

“COVID-19 Response” means any workforce reduction, social distancing measure, office closure or safety measure adopted pursuant to any Law, directive, guideline or recommendation promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention, in each case, in response to or in connection with the COVID-19 pandemic.

“Disposition Milestone” means the disposition or sale by the Parent of: (1) the stock of the two entities comprising the Parent’s Electronics and Software Segment, or all or substantially all of the assets of those entities, plus (2) either (a) the stock or all or substantially all of the assets of the entities comprising the Parent’s Services and Support Segment, or (b) the  Parent’s building located in Minnetonka, Minnesota.

“Dollars” or “$” means the lawful currency of the United States.

“Earnout Per Class A or Class P Unit Consideration” means, with respect to each Class A Unit or Class P Unit, (a) the Earnout Consideration, if any, divided by (b) the number of Class A Units and Class P Units issued and outstanding immediately prior to the Effective Time (other than Excluded Units). For the avoidance of doubt, holders of Class B Units and Class C Units will not receive any portion of the Earnout Consideration

“Effective Time” means the effective time of the Certificate of Merger.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental, Health and Safety Laws” means all foreign, federal, state, and local Laws and Contracts in effect as of or prior to the Closing Date relating to or imposing Liability or standards of conduct concerning public health and safety, employee health and safety, pollution, or protection of the environment.

“Equity Offering” means a private placement equity offering described in Section 7.16 that is conducted by the Parent and the Company prior to the Closing, including any private placement offering conducted by the Parent or the Company after the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person that, together with the Company, at any relevant time would be treated as a single employer under Section 414 of the Code.

“Escrow Agreement” means an escrow agreement, in form and substance reasonably acceptable to the Company, the Members’ Representative and the Parent, pursuant to which the Escrow Shares will be issued at Closing at the Effective Time and held by a third-party escrow agent until they are allocated to the Class A and Class P Holders or the holders of Class B Units, as applicable, based on the trading price of shares of Parent Common Stock after the Effective Time in accordance with the Limited Liability Company Agreement of the Company and the Pre-Closing Acquisition Agreement.

“Escrow Per Class A and Class P Unit Consideration” means, with respect to each Class A Unit or Class P Unit, (a) the number of Escrow Shares issuable to the Class A and Class P Holders pursuant to the Escrow Agreement, if any, divided by (b) the number of Class A Units and Class P Units issued and outstanding immediately prior to the Effective Time (other than Excluded Units).

“Escrow Per Class B Unit Consideration” means, with respect to each Class B Unit, (a) the number of Escrow Shares issuable to the holders of Class B Units pursuant to the Escrow Agreement, if any, divided by (b) the number of Class B Units issued and outstanding immediately prior to the Effective Time.

“Escrow Shares” means 1.5 million shares of Parent Common Stock.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to Parent Stock Options, the definition contained in the Parent 2011 Plan.

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“Fraud” means an actual and intentional misrepresentation or omission relating to (i) a fact with respect to the representations and warranties contained in ARTICLE III or ARTICLE IV of this Agreement or (ii) any agreements or certificates delivered by the Company pursuant to this Agreement, or any information delivered by or on behalf of the Company pursuant to Section 6.3, Section 7.2(b), Section 7.2(d), Section 7.3(a), Section 7.3(c) and Section 7.16.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Enforceability Exceptions” means bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas, noise, mold, odor and all other substances or wastes of any nature regulated, listed, defined, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental, Health and Safety Law.

“Indebtedness” means, without duplication and with respect to the Company, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services; (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (h).

“Indemnified Taxes” means any (i) Taxes of or with respect to the business operated by the Company that relate to a Pre-Closing Tax Period, including any payroll, unemployment, social security or employment or similar taxes payable in connection with the transactions described in this Agreement; (ii) Taxes of any member (other than the Company) of a consolidated, combined, affiliated, unitary or similar Tax group of which the Company is or was a member on or prior to the Closing Date, including under Treasury Regulations Section 1.1502-6 and any similar state or local Laws; (iii) Taxes of any Person (other than the Company) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or otherwise, to the extent such Taxes relate to any business operated by the Company before the Effective Time and solely to the extent, and for the period, the Company has operated such business; and (iv) fifty percent (50%) of any Transfer Taxes.

“Indemnity Price Per Share” means the 30 Day VWAP per share on the date on which a claim for indemnification hereunder is finally resolved.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all

C-4

content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; and (i) all other intellectual or industrial property and proprietary rights.

“Knowledge of the Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Company Disclosure Schedule, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their positions at the Company.

“Knowledge of the Parent” and similar expressions mean the actual knowledge of the persons identified on Section K of the Parent Disclosure Schedule, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their positions at the Parent.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lockup Shares” means an amount of 1,050,000 shares of Parent Common Stock with respect to which the holders of Class A Units and Class P Units will agree to retain and forfeit and transfer to the Parent pursuant to the terms of the Joinder Agreement in order to satisfy certain obligations of the holders of Class A Units and Class P Units hereunder.

“Members” means the record and beneficial owners of Units of the Company immediately prior to the Effective Time.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Parent Investment” means the aggregate Dollar amount of any investments, contributions, or commitments by the Parent in the Pre-Closing Financing.

“Parent Material Adverse Effect” means any change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of Parent or Merger Sub and their Subsidiaries, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Merger or any of the other Transactions or to perform any of their respective covenants or obligations under this Agreement; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Parent Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or will be a Parent Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entities have substantial business operations (except to the extent those changes have a disproportionate effect on Parent or Merger Sub and their respective Subsidiaries relative to the other participants in the industry or industries in which Parent, Merger Sub and their respective Subsidiaries operate), (B) changes or events affecting the industry or industries in which Parent and its Subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Parent and its Subsidiaries relative to the other participants in the industry or industries in which Parent, Merger Sub and their respective Subsidiaries operate), (C) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Parent, Merger Sub and their respective Subsidiaries relative to the other participants in the industry or industries in which Parent and its Subsidiaries operate), (D) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental

C-5

Authority (except to the extent those changes have a disproportionate effect on Parent, Merger Sub and their respective Subsidiaries relative to the other participants in the industry or industries in which Parent and its Subsidiaries operate), (E) any natural disaster, pandemic or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on Parent, Merger Sub and their respective Subsidiaries relative to the other participants in the industry or industries in which Parent and its Subsidiaries operate), (F) a change in the public trading price of Parent Common Stock or the implications thereof, (G) a change in the trading volume of Parent Common Stock, (H) any failure by Parent to meet any public estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, (I) any failure by Parent to meet any guidance, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations (but not, in the case of Clauses (F) through (I), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition), or (J) the Transactions, including the Merger, or the announcement or pendency thereof. For the avoidance of doubt, the Parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Parent Material Adverse Effect or Company Material Adverse Effect, in each case as defined in this Agreement. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect, regardless of whether such effect is materially disproportionate.

“Parent Shareholders Meeting” means the special meeting of the shareholders of Parent to be held to consider the approval of the Agreement, the CVR Agreement, the Transactions (including the Merger and the Parent Stock Issuance), the Equity Offering (at the request of the Company) and the Charter Amendment.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Indebtedness” means indebtedness of the Company (other than any Pre-Closing Financing) as of the Effective Time of up to $22.5 million represented by such items of indebtedness reflected on Section P of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

“Pre-Closing Acquisition” means the transactions contemplated by that certain Asset Purchase Agreement, dated as of the date hereof (the “Pre-Closing Acquisition Agreement”), by and among the Company, Hawaii Energy Connection, LLC, a Hawaii limited liability company, and E-Gear, LLC, a Hawaii limited liability company, and Steven P. Godmere, a resident of the State of Hawaii, as representative for the Sellers (as defined in the Pre-Closing Acquisition Agreement).

“Pre-Closing Financing” means all of the private placement transactions, through the consummation of which Company may raise capital through and until the Effective Time, by the issuance or sale of Company Convertible Notes; provided that, for the avoidance of doubt, none of the transactions among the Parties contemplated by this Agreement are, or shall be, Pre-Closing Financings and; provided further that, any Pre-Closing Financing shall not exceed gross proceeds of more than $10,000,000 in the aggregate and for which the Company shall provide Parent with notice of such private placement transaction prior to its consummation and an opportunity to acquire up to $5,000,000 in the aggregate of such Company Convertible Notes.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending on and including the Closing Date, in each case with respect to any business operated by the Company before the Effective Time and solely to the extent, and for the period, the Company has operated such business.

“Pro Rata Share” means, with respect to the Class A and Class P Holders, each Class A and Class P Holder’s percentage ownership of Class A Units and Class P Units as of immediately prior to the Effective Time.

C-6

“Qualified Person” means any person making an unsolicited, bona fide, written Acquisition Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a breach by Parent, of its obligations under Section 7.1(a).

“Real Property” means the real property leased or subleased by the Company or for which there is an easement benefitting the Company, together with all buildings, structures and facilities located thereon.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Consideration” means the Closing Merger Consideration plus the Earnout Consideration.

“Straddle Period” means any period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) owns or controls, directly or indirectly, securities or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means, with respect to Parent, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of the Parent and its Subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which Parent Board determines in its good faith judgment to be more favorable to the holders of the Parent’s capital stock from a financial point of view than the Transactions (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the Company to amend the terms of this Agreement,) that the Parent Board, (b) is not subject to any financing condition, (c) is reasonably capable of being completed on the terms proposed without unreasonable delay and (d) includes termination rights no less favorable than the terms set forth in this Agreement, and in all respects from a third party capable of performing such terms.

“Tax Return” means any return, declaration, report, claim for refund, information return, or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (a) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, levies, assessments or governmental charges of any kind, (b) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) or for failure to file any Tax Return, (c) any successor or transferee liability in respect of any items described in clauses (a) and/or (b) under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), and (d) any amounts payable under any tax sharing agreement or other contractual arrangement.

“Units” means the Class A Units, the Class B Units, the Class C Units and the Class P Units of the Company.

Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Agreed Amount	10.5(a)
Agreement	Preamble
Allocation Certificate	2.11(a)
Alternative Acquisition Agreement	7.1(b)(ii)
Basket	10.2(a)
Certificate of Merger	2.2

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Chosen Court	11.9
Claim Notice	10.4(a)
Claimed Amount	10.5(a)
Closing	2.1
Closing Company Audited Financial Statements	7.2(b)
Closing Date	2.1
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Expenses	9.3(c)
Company Insurance Policies	4.13
Company Material Contract	4.2(a)
Company Permitted Encumbrances	4.3(a)
Company Plan	4.10(a)
Company Plans	4.10(a)
Company Termination Fee	9.3(e)
Confidentiality Agreement	6.4
Convertible Note Consideration	2.6(e)
CVR	2.13
CVR Agreement	Recitals
D&O Persons	7.17(a)
Damages	10.1(a)
DGCL	Recitals
Disposition	Recitals
Dispute Notice	2.12(b)
DLLCA	Recitals
Earnout Consideration	2.12(a)
Earnout Share Holdback	2.12(d)
Effective Time	2.2
Equity Interests	5.3(a)
ESPP Termination Date	2.18(d)
Excess	2.18(b)
Excluded Units	2.6(b)
Extra-Contractual Statement	10.8
Financial Statements	3.7(a)
Indemnified Parties	10.1(a)
Indemnified Party	10.1(a)
Indemnifying Party	10.4(a)
Interim Financial Statements	3.7(a)
Liabilities	4.16
MBCA	Recitals
Measurement Date	5.3(a)
Mediator	2.12(b)
Member Approval	8.1(a)
Members’ Representative	Preamble
Merger	Recitals
Merger Sub	Preamble

C-8

Milestone Notice	2.12(b)
Milestones	2.12(a)
Nasdaq	2.6(d)
New Equity Plan	7.5(b)
Outside Date	9.1(b)
Parent	Preamble
Parent 2011 Plan	2.18(a)
Parent Balance Sheet	5.6(b)
Parent Board	Recitals
Parent Board Recommendation	5.2(b)
Parent Board Recommendation Change	7.1(b)(i)
Parent Common Stock	Recitals
Parent Disclosure Schedule	Article IV
Parent ESPP	2.18(a)
Parent ESPP Option	2.18(d)
Parent Expenses	9.3(f)
Parent Insurance Policies	5.21
Parent Material Contract	5.9(a)
Parent Owned Real Property	5.11(b)(i)
Parent Permitted Encumbrances	5.11(a)
Parent Plan	5.18(a)
Parent Plans	5.18(a)
Parent Preferred Stock	5.3(a)
Parent RSU Awards	2.18(a)
Parent SEC Reports	5.6(a)
Parent Shareholder Approval	8.1(b)
Parent Stock Awards	2.18(a)
Parent Stock Issuance	Recitals
Parent Stock Options	2.18(a)
Parent Stock Plans	2.18(a)
Parent Termination Fee	9.3(b)
Parties	Preamble
PCAOB	7.2(b)
Per Class A and Class P Unit Merger Consideration	2.6(c)
PPACA	4.10(c)
Pre-Closing Dividend	7.12
Pre-Closing Tax Returns	7.15(a)
Proxy Statement/Prospectus	3.8(c)
Recommendation Change Notice	7.1(b)
Record Date	7.3(a)
Registration Statement	3.8(a)
Regulation M-A Filing	3.8(b)
Representatives	7.1(a)
Resolution Period	2.12(b)
Rights Agent	Recitals
Shareholders’ Representative	Preamble

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Surviving Company	2.1
Tax Claim	7.15(e)(i)
Third Party Claim	10.4(a)
Transactions	Recitals
Transfer Taxes	7.15(b)
Voting Agreement	Recitals
Voting Parent Debt	5.3(c)

C-10

EXHIBIT D-1

Form of Joinder Agreement (Class A Units and Class P Units)

D-1

EXHIBIT D-2

Form of Joinder Agreement (Class B Units, Class C Units and Company Convertible Notes)

D-1

Voting Agreement

VOTING AGREEMENT, dated as of March 1, 2021 (this “Agreement”), by and among Pineapple Energy LLC, a Delaware limited liability company (“Pineapple”), Communications Systems, Inc., a Minnesota corporation (“Parent”), and the undersigned holders (the “Shareholders” and each, a “Shareholder”) of capital stock of Parent. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as hereinafter defined).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Pineapple, Helios Merger Co., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Parent and the other parties thereto are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Pineapple (the “Merger”), and the outstanding Units (other than Excluded Units, which will be cancelled) will be converted into shares of Parent Common Stock; and

WHEREAS, as a material condition and inducement to the willingness of Pineapple to enter into the Merger Agreement, Pineapple has required that the Shareholders agree, and the Shareholders, in order to induce Pineapple to enter into the Merger Agreement and in consideration of the substantial expenses incurred and to be incurred by Pineapple in connection therewith, have agreed, to enter into this Agreement and abide by the covenants and obligations as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

General

1.1.

Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

“Beneficial Owner” means, with respect to any securities, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Covered Securities” means, with respect to each Shareholder, such Shareholder’s Existing Shares, together with any Shares or other voting capital stock of Parent of which such Shareholder has or acquires Beneficial Ownership on or after the date hereof; provided that for purposes of this definition of “Covered Securities,” a Person shall be deemed to be the Beneficial Owner of any Shares which such Person has the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such Shares is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

“Covered Shares” means, with respect to each Shareholder, such Shareholder’s Existing Shares, together with any Shares or other voting capital stock of Parent of which such Shareholder has or acquires Beneficial Ownership (determined without the application of Rule 13d-3(d)(1)) on or after the date hereof.

“Existing Shares” means, with respect to each Shareholder, the number of Shares Beneficially Owned (determined without the application of Rule 13d-3(d)(1)) or owned of record by such Shareholder, as set forth opposite such Shareholder’s name in Schedule I hereto, but with respect to any Shares owned by or allocated

Voting Agreement	Page 1

to the Communications Systems, Inc. Employee Stock Ownership Plan (“ESOP”), means only (i) Shares allocated to the Shareholder’s ESOP account, or (ii) Shares that the Shareholder has the power to vote under the ESOP governing documents.

“Shares” means the shares of Parent Common Stock, shares of Parent Preferred Stock and any other capital stock of Parent.

“Transfer” means, directly or indirectly, to sell, transfer, assign, deposit, pledge, encumber (including creating or incurring any lien upon), hypothecate or similarly dispose of (including by gift, merger, consolidation by operation of Law or otherwise (including by conversion into securities or other consideration), either voluntarily or involuntarily, or by tendering into any tender or exchange offer), or to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership or any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, deposit, pledge, encumbrance (including the creation or incurment of any lien upon), hypothecation or similar disposition of (including by gift, merger, consolidation by operation of Law or otherwise (including by conversion into securities or other consideration), either voluntarily or involuntarily, or by tendering into any tender or exchange offer).

ARTICLE II

Voting

2.1.

Agreement to Vote. Subject to the terms of this Agreement, each Shareholder hereby covenants and agrees, severally and not jointly, that during the term of this Agreement and at the Parent Shareholder Meeting and at any other meeting of the holders of Shares, however called, including any adjournment or postponement thereof, and in connection with any written consent of the holders of Shares, or in any other circumstance upon which a vote, consent or other approval of the holders of Shares is sought, such Shareholder shall, in each case, to the fullest extent that such matters are submitted for the vote, written consent or approval of such Shareholder and that the Covered Shares are entitled to vote thereon or consent thereto:

(a)

appear at any such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares (A) in favor of the approval of the Merger Agreement and the other Transactions (including the CVR Agreement and the Parent Stock Issuance); (B) against any action or agreement submitted for the vote or written consent of the holders of Shares that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or Merger Sub under the Merger Agreement or that is otherwise in opposition to the Merger or any of the other Transactions (including the CVR Agreement and the Parent Stock Issuance); (C) against any extraordinary corporate transaction (other than the Merger or the Transactions, including the CVR Agreement and the Parent Stock Issuance), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the securities of Parent (other than pursuant to the Merger or the Transactions, including the CVR Agreement and the Parent Stock Issuance) or any other Acquisition Proposal; and (D) against any other action, agreement or transaction submitted for the vote or written consent of the holders of Shares that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Merger and the other Transactions; provided, that the foregoing covenants shall apply solely with respect to actions taken with respect to the Covered Shares; and provided further that nothing in this Agreement limits or restricts the Shareholders from voting on the Dispositions (as defined in the Merger Agreement) or any matters other than those explicitly set forth in this Section 2.1(b), in their sole discretion.

Any such vote shall be cast (or consent shall be given) by such Shareholder in accordance with such procedures relating thereto as will ensure that he or she is duly counted, including for purposes of determining whether a quorum is present. Neither this Section 2.1(b) nor anything else in this Agreement shall require such Shareholder to exercise any warrants or options (if any) to acquire Shares or other capital stock of Parent. Such Shareholder shall provide

Voting Agreement	Page 2

Pineapple with at least five Business Days’ prior written notice prior to signing any action proposed to be taken by written consent with respect to any Covered Shares. The obligations of such Shareholder under this Agreement, including this Article II, shall apply whether or not a Parent Board Recommendation Change has occurred.

(c)

Solely in the event of a failure by such Shareholder to act in accordance with such Shareholder’s obligations as to voting pursuant to Sections 2.1(a) and 2.1(b), such Shareholder hereby irrevocably grants to and appoints Pineapple (and any designee thereof) as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to represent, vote and otherwise act (by voting at any meeting of shareholders of the company or otherwise) with respect to such Shareholder’s Covered Shares solely as and to the extent set forth in this Section 2.1 until the termination of this Agreement in accordance with Section 5.1, to the same extent and with the same effect as such Shareholder might or could do under applicable law, rules and regulations. The proxy granted pursuant to this Section 2.1(c) is coupled with an interest and is irrevocable. Such Shareholder will take such further action and will execute such other instruments as may be necessary to effectuate the grant of this proxy. Notwithstanding the foregoing, this proxy shall terminate upon termination of this agreement in accordance with Section 5.1.

2.2.

Cap. Notwithstanding any other provision of this Agreement, in no event shall any provision of this Agreement, individually or in combination with any other provision hereof or of the Merger Agreement, be interpreted to, nor shall any person be entitled to enforce this Agreement in a manner so as to, give rise to a “control share acquisition” or “business combination” with an “interested shareholder” (as such terms are defined in the Minnesota Business Corporation Act (“MBCA”) for any purpose under the MBCA, and in the event of any determination that the foregoing would be the case, the terms of this Agreement shall be deemed modified ab initio to the extent (and only to the extent) required to avoid such a control share acquisition or business combination. For the avoidance of doubt, in no event shall the aggregate amount of Covered Shares subject to this Agreement exceed 19.9% of the issued and outstanding Shares (as such percentage is calculated pursuant to Section 302A.011, Subd. 41 of the MBCA), and this Section 2.2 shall be deemed to release from the obligations under this Agreement such number of Covered Shares as may be necessary to cause such aggregate amount to not exceed such percentage.

2.3.

No Inconsistent Agreements. Other than this Agreement, each Shareholder confirms and agrees, severally and not jointly, that such Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement is in effect, any voting arrangement, whether by proxy, consent, power of attorney, voting agreement, voting trust or otherwise, with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement is in effect, a proxy, consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not take any action that would have the effect of making any representation and warranty of such Shareholder contained herein untrue or incorrect or preventing or disabling such Shareholder from performing any of his or her obligations under this Agreement.

ARTICLE III

Representations and Warranties

3.1.

Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants, severally and not jointly, to Pineapple as follows:

(a)

Due Authority; Validity of Agreement. Such Shareholder has all requisite legal right, power, authority and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against him or her in accordance with its terms, subject to the General Enforceability Exceptions.

(b)

Ownership. (i) Such Shareholder is the Beneficial Owner of, and has, good, valid and marketable title to such Shareholder’s Existing Shares, (ii) the Shareholder has sole voting power, and sole power of disposition (subject, in the case of Restricted Stock, to the restrictions applicable thereto), with respect to all of the Existing Shares, (iii) the Existing Shares are all of the Shares owned, either of record or beneficially, by the Shareholder as of the date hereof, (iv) the Existing Shares are free and clear of all Encumbrances, other than liens arising under the securities Laws, any Encumbrances created by this Agreement and the restrictions imposed by the applicable grant agreement and plan relating to any Shares that are unvested awards of “restricted shares,” (v) the Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Existing Shares, and (vi) the Shareholder has the sole right and power to agree to all of the matters set forth in this Agreement. Schedule I sets forth the number of Shares Beneficially Owned by such Shareholder as of the date hereof.

Voting Agreement	Page 3

(c)

No Violation. The execution, delivery and performance of this Agreement by such Shareholder do not and will not (whether with or without notice or lapse of time, or both) (i) breach, violate, result in the loss of any benefit under, constitute a default under, result in the termination of or a right of termination or cancellation under, or result in the creation, acceleration or change of any rights or obligations of any party or the creation of any lien upon any of the Covered Shares under, any Contract that is binding on such Shareholder or any of his or her properties or assets, or (ii) violate any Laws applicable to such Shareholder or by which any of such Shareholder’s assets or properties is bound, except for any of the foregoing as would not, individually or in the aggregate, impair the ability of such Shareholder to consummate the transactions contemplated hereby.

(d)

Consents and Approvals. Other than filings, permits, authorizations, consents and approvals as may be required under securities Laws, the execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of his or her obligations under this Agreement will not, require such Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing or registration with or declaration or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations, declarations or notifications, would not, individually or in the aggregate, materially impair the ability of such Shareholder to consummate the transactions contemplated hereby.

(e)

Absence of Litigation. As of the date hereof, there is no Action or Governmental Order in effect, pending or, to such Shareholder’s knowledge, threatened against such Shareholder before or by any Governmental Authority that would, individually or in the aggregate, impair the ability of such Shareholder to consummate the transactions contemplated hereby.

(f)

Reliance by Pineapple. Such Shareholder understands and acknowledges that Pineapple is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations and warranties, covenants and other agreements of such Shareholder contained herein.

3.2.

Representations and Warranties of Pineapple. Pineapple hereby represents and warrants to the Shareholders as follows:

(a)

Organization; Authorization; Validity of Agreement; Necessary Action. Pineapple is a limited liability company, validly existing and in good standing under the Laws of the state of Delaware. Pineapple has all limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Pineapple of this Agreement and the performance by it of its obligations hereunder have been duly and validly authorized by Pineapple and no other limited liability company action on the part of Pineapple is necessary to authorize the execution and delivery by it of this Agreement or the performance by it of its obligations hereunder. This Agreement has been duly executed and delivered by Pineapple and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of Pineapple, enforceable against it in accordance with its terms, subject to the General Enforceability Exceptions.

Voting Agreement	Page 4

(b)

No Violation. The execution, delivery and performance of this Agreement by Pineapple and the consummation by Pineapple of the transactions contemplated hereby do not and will not (whether with or without notice or lapse of time, or both) (i) breach or violate any provision of the certificate of formation or operating agreement of Pineapple, (ii) breach, violate, result in the loss of any benefit under, constitute a default under, result in the termination of or a right of termination or cancellation under, or result in the creation, acceleration or change of any rights or obligations of any party or the creation of any lien upon any of the properties or assets of Pineapple under, any Contract that is binding on Pineapple or (iii) violate any Law applicable to Pineapple or by which any of Pineapple’s assets or properties is bound, except in each case as would not, individually or in the aggregate, impair the ability of Pineapple to consummate the transactions contemplated hereby.

ARTICLE IV

Other Covenants

4.1.

Prohibition on Transfers, Other Actions. Until the earlier of the Effective Time or, if earlier, the termination of this Agreement or the Merger Agreement in accordance with their respective terms, each Shareholder hereby covenants and agrees, severally and not jointly, not to (i) Transfer any of such Shareholder’s Covered Securities, Beneficial Ownership thereof or any other interest specifically therein (including by tendering into any tender or exchange offer by any Person other than Pineapple or any of its subsidiaries); (ii) enter into any agreement, arrangement or understanding with any Person (other than Pineapple), or take any other action that would prevent or disable such Shareholder from performing his or her obligations under this Agreement; or (iii) take any action that would result in such Shareholder not having the legal power, authority or right to comply with and perform his or her covenants under this Agreement; provided, that this Section 4.1 shall not prohibit the Transfer of any of the Covered Securities by such Shareholder (A) upon the death of such Shareholder, (B) to any member of such Shareholder’s immediate family, (C) as a result of the forfeiture to Parent or cancellation of any equity award pursuant to the terms thereof, or (D) the sale of Shares issued pursuant to an equity award upon vesting, settlement or exercise of such equity award solely to cover the exercise price thereof or to satisfy tax obligations resulting from such vesting, settlement or exercise; provided, however, that any Transfer referred to in the foregoing clause (A) or (B) shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Pineapple, to be bound by the terms of this Agreement. Any purported Transfer of the Covered Securities in violation of this Section 4.1 shall be null and void ab initio. Promptly following the date hereof, (i) each Shareholder and Parent shall deliver joint written instructions to Parent’s transfer agent stating that while this Agreement is in effect, the Existing Shares cannot be Transferred in any manner without the prior written consent of Pineapple and (ii) Parent shall (or shall cause Parent’s transfer agent to) comply with the requirements of Sections 302A.417, 302A.429 and 302A.455 of the MBCA. If any Covered Securities are acquired after the date hereof by any of the Shareholders, the foregoing instructions shall be delivered with respect to such newly acquired Covered Securities promptly following the acquisition of such Covered Securities.

4.2.

No Solicitation. From the date hereof until the Effective Time, or if earlier, the termination of this Agreement or the Merger Agreement in accordance with their respective terms, each Shareholder, severally and not jointly and solely in such Shareholder’s capacity as a shareholder of Parent, agrees not to, directly or indirectly, take any action that would violate Section 7.1 of the Merger Agreement if such Shareholder were deemed a “Representative” of Parent for purposes of such Section 7.1 of the Merger Agreement; provided, the foregoing shall not serve to limit or restrict any actions taken by a Shareholder in any capacity other than as shareholder of Parent or to the extent such actions are permitted or required under such Section 7.1 of the Merger Agreement.

4.3.

Notice of Acquisitions. Each Shareholder hereby agrees, severally and not jointly, to notify Pineapple in writing as promptly as practicable (and in any event within two Business Days following such acquisition by such Shareholder) of the number of any additional Shares or other securities of Parent of which such Shareholder acquires Beneficial Ownership on or after the date hereof.

4.4.

Waiver of Appraisal Rights. Each Shareholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger and the other Transactions that such Shareholder may have by virtue of any Covered Shares owned by such Shareholder, including under Section 302A.471 or 302A.473 of the MBCA.

Voting Agreement	Page 5

4.5.

Further Assurances. From time to time, at Pineapple’s reasonable request and expense, each Shareholder shall execute and deliver such additional documents, transfers, assignments, endorsements, proxies, consents and other instruments and take all such further reasonable action as may be necessary to effectuate the intent of this Agreement.

4.6.

Parent Agreement. Parent hereby acknowledges the restrictions on Transfers of Covered Securities contained in Section 4.1. Parent agrees (i) not to register the Transfer (other than those permitted under Section 4.1) of any certificated or uncertificated interest representing any Covered Securities without the prior written consent of Pineapple and (ii) to take all such other actions reasonably necessary in furtherance of such Shareholder’s commitments hereunder, including (to the extent reasonably within Parent’s power) prohibiting or refusing to give effect to any action in violation hereof.

4.7.

Public Announcement. Each Shareholder hereby (a) consents to and authorizes the publication and disclosure by Parent, Merger Sub and Pineapple (including in any publicly filed documents relating to the Merger and the other Transactions) of: (i) such Shareholder’s identity, (ii) such Shareholder’s ownership of Shares of Parent or other securities of Parent (including the number of such shares or other securities), (iii) the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement, and (iv) any other information that Pineapple or Parent determines to be necessary in any SEC disclosure document in connection with the Merger and the other Transactions, and (b) agrees as promptly as practicable to notify Pineapple and Parent of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document.

ARTICLE V

Miscellaneous

5.1.

Termination. This Agreement shall remain in effect until the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) with respect to any Shareholder, the mutual written agreement of Pineapple and such Shareholder, at which time this Agreement shall automatically terminate and be of no further force or effect (other than with respect to breaches occurring prior to the termination of the Merger Agreement that caused or contributed in any material respect to the termination of the Merger Agreement).

5.2.

No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Pineapple any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares, except as otherwise provided herein. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and Pineapple shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.3.

Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

if to Pineapple:

Pineapple Energy LLC

315 East Lake Street, Suite 301

Wayzata, MN 55391

Attn.: Scott Honour

Marcy Haymaker
Telephone: (952) 456-5300
Email: shonour@northernpacificgroup.com
mhaymaker@northernpacificgroup.com

with a copy (which will not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attn.: Steven Kennedy

Jonathan Nygren

Telephone: (612) 766-7000
Facsimile: (612) 766-1600
Email: steven.kennedy@faegredrinker.com

jon.nygren@faegredrinker.com

if to Parent or Merger Sub:

Communications Systems, Inc. .
10900 Red Circle Drive
Minnetonka, Minnesota 55343
Attn.: Mark Fandrich
Telephone: (952) 582-6416
Email: Mark.Fandrich@commsysinc.com

with a copy (which will not constitute notice) to:

Ballard Spahr LLP

80 S. 8th Street, Suite 2000

Minneapolis, MN 55402
Attn.: Barbara Rummel

Peter Jaslow

Telephone: (612) 371-3211
Facsimile: (612) 371-3207

Email: rummelb@ballardspahr.com

jaslowp@ballardspahr.com

Voting Agreement	Page 6

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

5.4.

Interpretation

(a)

. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any Law shall be deemed to refer to such Law as from time to time amended and also to all rules and regulations promulgated thereunder and interpretations thereof, unless the context requires otherwise. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented and includes all exhibits, schedules or other attachments thereto. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

5.5.

Counterparts and Signatures. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by electronic signature.

5.6.

Entire Agreement. This Agreement (including the Schedule hereto and the documents and instruments referred to herein) contains all of the terms of the understandings of the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.

5.7.

Governing Law; Submission to Jurisdiction; Waivers

.

(a)

This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Minnesota without giving effect to any choice or conflict of Law provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Minnesota.

(b)

The parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located

Voting Agreement	Page 7

in Minneapolis, Minnesota (the “Chosen Court”) in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such Chosen Court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each of Parent, Pineapple and each Shareholder hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.3 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement.

(c)

Each of the parties hereto hereby irrevocably waives ALL right to trial by jury IN any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the transactions contemplated hereby or the actions of Pineapple, Parent, Merger Sub or the Shareholders in the negotiation, administration, performance and enforcement of this Agreement.

5.8.

Amendment; Waiver; Expenses

.

(a)

This Agreement may not be amended, except by an instrument in writing signed by each of the parties hereto. Each party hereto may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other parties hereto.

(b)

All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

5.9.

Enforcement; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

5.10.

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

5.11.

Assignment. No party hereto may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other parties hereto, and any such assignment or attempted or purported assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 5.11 shall be void.

Voting Agreement	Page 8

5.12.

Shareholder Capacity. Each Shareholder is entering into this Agreement solely in his or her capacity as the Beneficial Owner of Shares, and not such Shareholder’s capacity as a director or, if applicable, officer of Parent or any of its subsidiaries. Accordingly, notwithstanding anything to the contrary contained in this Agreement, nothing herein shall in any way (a) restrict or limit such Shareholder from taking (or omitting to take) any action in his or her capacity as a director or officer of Parent taken in order to fulfill his or her fiduciary obligations under applicable Law or (b) restrict or limit (or require such Shareholder to attempt to restrict or limit) such Shareholder from acting in such capacity or voting in such capacity in the good faith exercise of his or her fiduciary duties under applicable Law.

[Signature page follows]

Voting Agreement	Page 9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

PINEAPPLE ENERGY LLC

By:

Name:

Title:

Voting Agreement	Signature Page

COMMUNICATIONS SYSTEMS, INC.

By:

Name:

Title:

THE SHAREHOLDERS:

Mark Fandrich

Anita Kumar

Roger H.D. Lacey

Richard A. Primuth

Randall D. Sampson

Steven C. Webster

Michael R. Zapata

Voting Agreement	Signature Page

Schedule I

Existing Shares Beneficially Owned by Shareholders

Each of the Shareholders set forth below Beneficially Owns or owns of record the following Existing Shares as of the date first written above:

Shareholder	# Shares
Mark Fandrich	23,856
Anita Kumar	8,195
Roger H.D. Lacey	94,210
Richard A. Primuth	26,129
Randall D. Sampson	1,124,893
Steven C. Webster	5,000
Michael R. Zapata	0

Voting Agreement	Schedule I

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2021 (this “Agreement”), by and among COMMUNICATIONS SYSTEMS, INC., a Minnesota corporation (the “Parent”), [●], as Rights Agent (the “Rights Agent”), and [●], in [its/his/her] capacity as the initial CVR Holders’ Representative (the “CVR Holders’ Representative”).

Recitals

WHEREAS, the Parent, Helios Merger Co., a Delaware corporation and direct wholly owned subsidiary of the Parent (the “Merger Sub”), and Pineapple Energy, LLC, a Delaware limited liability company (the “Company”), entered into an Agreement and Plan of Merger dated as of March 1, 2021 (the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of the Parent;

WHEREAS, pursuant to the Merger Agreement, the Parent agreed to issue and distribute to the Persons, who as of immediately prior to the Effective Time are shareholders of record of the Parent, the right to receive certain contingent value rights, on the terms and subject to the conditions hereinafter described; and

WHEREAS, the Parent desires that the Rights Agent act as its agent for the purposes of effecting the distribution of the CVRs (as hereinafter defined) to those shareholders of the Parent entitled to receive CVRs and performing the other services described in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)       the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b)       all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(c)       the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(d)       unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, limited liability companies, partnerships and other Persons and vice versa;

(e)       all references to “including” shall be deemed to mean including without limitation; and

(f)       capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Accountant” has the meaning set forth in Section 2.8.

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Minneapolis, Minnesota are authorized or required by Law to be closed for business.

“CVR Escrow” means a segregated escrow account in which all: (i) Net Proceeds, and (ii) the Reserve Fund amounts, if any, will be held until disbursed pursuant to the terms of this Agreement.

“CVR Payment Amount” means (a)(i) with respect to any Legacy Monetization for which a Disposition Agreement is entered into prior to the Effective Time, 100% of the Net Proceeds in respect of each respective item of Gross Proceeds received by the Parent or any of its Affiliates regardless of when any such Gross Proceeds are actually received, or (ii) with respect to any Legacy Monetization for which a Disposition Agreement is entered into following the Effective Time, 90% of Net Proceeds in respect of each respective item of Gross Proceeds received by the Parent or any of its Affiliates as a result of any Legacy Monetization regardless of when any such Gross Proceeds are actually received, less (b) any Reserve Fund amounts applicable to each such respective item of Gross Proceeds. Notwithstanding the foregoing, any CVR Payment Amount that is less than $200,000 shall be aggregated with the next subsequent CVR Payment Amount, and if not paid prior thereto, included in the Final CVR Payment and, further provided, in no event shall any CVR Payment, including the Final CVR Payment, be made if the CVR Payment Amount would be less than $50,000 in the aggregate.

“CVR Payment Date” means the 75th day after the end of the calendar quarter in which a respective item of Gross Proceeds is received by the Parent.

“CVR Payment Period” means each calendar quarter during the CVR Term, with the first CVR Payment Period commencing on the date hereof and ending on [●], 2021.

“CVR Payment Statement” means, for a given CVR Payment Period, a written statement of the Parent, setting forth in reasonable detail, (i) the CVR Payment Amount for such CVR Payment Period, (ii) a description of the total amounts received during such CVR Payment Period from each Legacy Monetization, and (iii) a calculation of any Monetization Expenses during such CVR Payment Period.

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“CVR Register” has the meaning set forth in Section 2.4(b).

“CVR Registrar” has the meaning set forth in Section 2.4(b).

“CVRs” means the contingent value rights issued by the Parent as contemplated by this Agreement. Unless otherwise specified herein, for purposes of this Agreement all the CVRs shall be considered as part of and shall act as one class only.

“CVR Term” means the period beginning on the Effective Time and ending on the date that is eighteen (18) months following the Effective Time.

“Disposition Agreement” means a definitive agreement, contract or other document entered into by the Parent providing for the sale, transfer, disposition, spin-off, or license of all or any part of the Parent Legacy Assets.

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Final CVR Payment” means the CVR Payment Date on which the last CVR Payment related to all the Legacy Monetization is made.

“Gross Proceeds” means all cash or cash proceeds (and the fair market value, as determined by the Parent, as of the time of receipt of such non-cash consideration, of all non-cash consideration such as stock or marketable securities) received by the Parent from a Legacy Monetization.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Legacy Monetization” means the sale, transfer, disposition, spin-off, or license of all or any part of the Parent Legacy Assets, which transaction is consummated during the CVR Term. A Legacy Monetization will also include the distribution of any cash or cash equivalents (“Legacy Cash”) that are a part of the Parent Legacy Assets in any amount that is in excess of the liabilities and obligations relating to Parent or the Parent Legacy Assets at the Effective Time.

“Legacy Shareholders” has the meaning set forth in Section 2.2.

“Monetization Expenses” means:

(a)       any expenses incurred or accrued relating to an unpaid invoice by the Parent or any of its Affiliates as a result of pursuing, negotiating, entering into and closing any Legacy Monetization, fees and out-of-pocket expenses of the Rights Agent and CVR Holders’ Representative and any other brokerage fee, finder’s fee, success fees, transaction fees, service fees, commission, accountant fees, advisor fees, legal fees and similar items in incurred as a result of pursuing, negotiating, entering into and closing any Legacy Monetization, provided, however, that, in each case, in no event shall the Monetization Expenses include any administrative or similar expenses or fees payable by the Parent in connection with its general overhead;

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(b)       any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by the Parent or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the CVR Term) and, without duplication, any income or other similar Taxes payable by the Parent or any of its Affiliates that would not have been incurred by the Parent or any of its Affiliates but for the Legacy Monetization or Gross Proceeds; provided that such Taxes shall be computed after taking into account any available net operating loss carryforwards or other Tax attributes existing as of the Effective Time actually recognized by the Parent or its Affiliates;

(c)       to the extent not paid with Legacy Cash or by revenue generated solely by the Parent Legacy Assets prior to the closing of the Legacy Monetization, any expenses incurred by Parent or any of its Affiliates in respect of the performance of this Agreement following the Effective Time, including preserving and maintaining any Parent Legacy Assets, indemnification expenses with respect to Parent Legacy Assets, allocation of rent expenses or in respect of its performance of any Contract in connection with any Parent Legacy Assets, including any costs related to the prosecution, maintenance or enforcement by Parent or any of its Affiliates of intellectual property rights in the Parent Legacy Assets;

(d)       any loss, liability, damage, judgment, fine, penalty, cost or expense incurred or reasonably expected to be incurred by Parent or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to any disposition of Parent Legacy Assets, including indemnification obligations of the Parent or any of its Affiliates set forth in any Disposition Agreement; and

(e)       to the extent not paid by revenue generated solely by the Parent Legacy Assets prior to the closing of the Legacy Monetization, any Liabilities borne by the Parent or any of its Affiliates pursuant to any Contract or Disposition Agreement primarily related to Parent Legacy Assets, including costs or severance payments and benefits arising from the termination thereof and the termination of employees of Parent whose position related primarily to the Parent Legacy Assets; provided, that obligations under the change in control agreements related to the persons set forth on Schedule 2 shall not constitute Monetization Expenses unless these scheduled individuals are notified of termination of employment or the individuals notify Parent of their intent to terminate their employment prior to the Effective Time.

“Net Proceeds” means, with respect to each respective Legacy Monetization, the excess, if any, of (i) all Gross Proceeds less (ii) all Monetization Expenses. For clarity, to the extent Monetization Expenses exceed Gross Proceeds for any CVR Payment Period, any excess Monetization Expenses shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice of Objection” has the meaning set forth in Section 2.5(b).

“Parent Legacy Assets” means any and all assets, properties, and equipment of the Parent in existence as of the Effective Time; provided, that the Parent Legacy Assets shall not include any cash or cash equivalents in existence as of the Effective Time to cover the earn out obligations relating to Parent’s acquisition of IVDesk Minnesota, Inc. (the “Earn Out”); however, following the satisfaction of all obligations relating to the Earn Out, any remaining Earn Out amounts shall

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constitute Parent Legacy Assets. Notwithstanding the foregoing, Parent may retain and utilize duplicate copies of the books and records of Parent.

“Permitted Transfer” means: (i) a transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) a transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries under the terms of such trust; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vi) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant.

“Person” means any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“Reserve Fund” means, with regard to each particular Legacy Monetization other than a distribution of Legacy Cash, a reasonable amount to be determined by the Parent, not to exceed: (i) in the case of any Legacy Monetization for which a Disposition Agreement is entered into prior to the Effective Time, 7.5% of the Gross Proceeds of such Legacy Monetization, and (ii) in the case of any Legacy Monetization for which a Disposition Agreement is entered into following the Effective Time, 6.75% of the Gross Proceeds of such Legacy Monetization, which is to be retained as part of the CVR Escrow in accordance with this Agreement to satisfy any indemnification obligations of the Parent contained in the Disposition Agreement for such Legacy Monetization in excess of any escrow fund established pursuant to the Disposition Agreement for such Legacy Monetization for purposes of satisfying the Parent’s indemnification obligations thereunder.

“Surviving Person” has the meaning set forth in Section 6.1(a).

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1. Appointment of Rights Agent. The Parent hereby appoints [●] to act as the Rights Agent for the Parent in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2. Issuance of CVRs. The CVRs shall be issued and distributed by the Rights Agent after the Effective Time to the Persons who as of the close of trading on the Nasdaq Capital Market on the Business Day before the Effective Time are shareholders of record of the Parent (the “Legacy Shareholders”). Each Legacy Shareholder is entitled to one (1) CVR for each share of Parent Common Stock held by such Legacy Shareholder as of immediately prior to the Effective Time.

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Section 2.3. Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.4. No Certificate; Registration; Registration of Transfer; Change of Address.

(a)       The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b)       The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed as the registrar and transfer agent (the “CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing shares of Parent Common Stock held by DTC on behalf of the street holders of the shares of Parent Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under this Agreement, the Rights Agent will accomplish the payment to any former street name holders of shares of Parent Common Stock by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c)       Subject to the restriction on transferability set forth in Section 2.3, every request made to effect a Permitted Transfer of a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Parent and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof. A request for a transfer of a CVR shall be accompanied by such documentation establishing satisfaction that the transfer is a Permitted Transfer as may be reasonably requested by the Parent and the CVR Registrar (including opinions of counsel), if appropriate. Upon receipt of such written notice, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Parent, evidencing the same right and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer Tax which shall be the responsibility of the transferor) to the Holder. The Parent and the Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable).

(d)       A Holder (or the CVR Holders’ Representative, on behalf of a Holder) may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR

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Register. The written request must be duly executed by the Holder and conform to such other reasonable requirements as the CVR Registrar may from time to time establish. Upon receipt of such proper written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

(e)       The Parent will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Parent Common Stock as of immediately prior to the Effective Time. Subject to the terms and conditions of this Agreement and the Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable withholding tax, to each holder of Parent Common Stock as of the Effective Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.5. Payment Procedures.

(a)       Within forty-five (45) days after the end of each CVR Payment Date during the CVR Term in which the Parent received Gross Proceeds, the Parent shall deliver to the CVR Representative and Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, the Parent shall provide the CVR Representative and Rights Agent with reasonable documentation to support its calculation of the CVR Payment and Monetization Expenses. Upon the CVR Holders’ Representative’s request, the Parent shall make its accounting personnel available during normal business hours to the CVR Holders’ Representative or its authorized representative to discuss and answer questions with respect to the calculation of the CVR Payment Amount. Within fifteen (15) days after the CVR Holders’ Representative’s receipt of all information contemplated by this Section 2.5(a), the CVR Holders’ Representative may deliver a written notice to the Parent (with a copy to the Rights Agent) specifying that the CVR Holders’ Representative objects to the indicated CVR Payment Amount (a “Notice of Objection”), and stating the reason upon which the CVR Holders’ Representative has determined that (i) a CVR Payment Amount is due and payable, or (ii) the calculation of the CVR Payment Amount is in error. Any Notice of Objection shall identify in reasonable detail the nature of any proposed revisions to the CVR Payment. Any dispute arising from a Notice of Objection shall be resolved in accordance with Section 7.4 or by an independent third party valuation expert selected by the Parent and the CVR Holders’ Representative (and subject to the execution of a reasonable and customary confidentiality/nonuse agreement), whose decision shall be binding on the parties hereto and every Holder. The fees charged by the valuation expert referenced in the foregoing sentence shall be allocated between the Parent and the Holders (by deduction from the CVR Payment Amount) in the same proportion that the disputed amount of the CVR Payment Amount that was unsuccessfully disputed by (as finally determined by the valuation expert) bears to the total disputed amount of the CVR Payment Amount.

(b)       On or before each CVR Payment Date, the Parent shall deliver to the Rights Agent and cause the Rights Agent to deliver to the Holders, pro rata as to their CVR holdings, the amount of the indicated CVR Payment Amount. It is understood that all Monetization Expenses shall be applied in full (but without duplication) against respective Gross Proceeds. Any Reserve Fund amounts in the CVR Escrow established for a Legacy Monetization shall be released from such Reserve Fund upon the earlier of: (i) twelve (12) months following the consummation of the applicable Legacy Monetization; and (ii) the expiration of any generally applicable indemnity escrow established for purposes of breaches of the Parent’s representations and warranties in any

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Disposition Agreement. Thereafter, any such released Reserve Fund amounts shall be included by the Parent in the CVR Payment Amount paid on the next CVR Payment Date.

(c)       All payments by the Parent hereunder shall be made in U.S. dollars. The Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended or succeeded, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

Section 2.6. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a)       The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs.

(b)       The CVRs shall not represent any equity or ownership interest in the Parent (or in any constituent company to the Merger) or in any Parent Legacy Assets or other asset. It is hereby acknowledged and agreed that the CVRs shall not represent a security of the Parent. The rights or remedies of the holders of CVRs are contractual rights limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property is the right to receive cash from the Parent in accordance with the terms hereof.

(c)       Each Holder acknowledges and agrees to the appointment and authority of the CVR Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the CVR Holders’ Representative or the authority or power of the CVR Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including the provisions relating to the authority of the CVR Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

(d)       It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Legacy Monetization will occur prior to the expiration of the CVR Term and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount.

Section 2.7. Discretion and Decision Making Authority; No Fiduciary Duty.

(a)       Until the expiration of the CVR Term, the CVR Holders’ Representative and the Parent shall cooperate to use commercially reasonable efforts to pursue Legacy Monetizations, and the CVR Holders’ Representative shall have the final discretion and decision making authority, not to be unreasonably withheld, over the final terms of each Legacy

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Monetization, including the particular manner, and upon what terms and conditions each Legacy Monetization is consummated; provided, that, any such Legacy Monetization shall require the Parent to execute the Disposition Agreement (so long as such Disposition Agreement does not include unreasonable burdens or obligations on the Parent). In furtherance of the foregoing:

(i)       the Parent shall not, before the expiration of the CVR Term, sell, transfer, dispose, spin-off, or license any Parent Legacy Assets or use Legacy Cash, except pursuant to a Legacy Monetization agreed to by the CVR Holders’ Representative or in the ordinary course of business of the Parent Legacy Assets consistent with past practice;

(ii)       the Parent shall not before the expiration of the CVR Term terminate or intentionally materially negatively impact the Parent Legacy Assets, including by failing to preserve and maintain the Parent Legacy Assets, without the prior written approval of the CVR Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; and

(iii)       the Parent shall pay $[●] to the CVR Holders’ Representative at the Effective Time as compensation for services rendered by the CVR Holders’ Representative pursuant to this Agreement.

(b)       The CVR Holders’ Representative, after good faith discussions with Parent, shall be entitled to be reimbursed from the CVR Escrow for direct costs and expenses related to any Legacy Monetization.

(c)       It is acknowledged and agreed that neither the Parent nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto, and the Parent and its Affiliates intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.7(c) is an essential and material term of this Agreement. Except as expressly set forth herein, none of the Parent or any of its Subsidiaries shall have any obligation or liability whatsoever to any Holder relating to or in connection with any action, or failure to act, with respect to the sale of the Parent Legacy Assets. Following the CVR Term, the Parent shall be permitted to take any action in respect of the Parent Legacy Assets in order to satisfy any wind-down Liabilities associated with the Parent Legacy Assets.

Section 2.8. Audit Right and Information Rights.

(a)       Prior to the termination of this Agreement, upon not less than forty-five (45) calendar days’ prior written request by the CVR Holders’ Representative, the Parent shall meet at reasonable times during normal business hours with the CVR Holders’ Representative to discuss the content of any CVR Payment Statement. Such meeting shall not be requested more frequently than twice each calendar year. The Parent agrees to maintain, for at least one year after the last possible Legacy Monetization, all books and records relevant to the calculation of a CVR Payment Amount and the amount of Net Proceeds. Prior to the termination of this Agreement (but not requested more frequently than once per calendar year), subject to not less than forty-five (45) calendar days advance written notice from the CVR Holders’ Representative and prior execution

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and delivery by it and an independent accounting firm of national reputation chosen by the CVR Holders’ Representative (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, the Parent shall permit the CVR Holders’ Representative and the Accountant, acting as agent of the CVR Holders’ Representative, at the CVR Holders’ Representative’s cost, to have access during normal business hours to the books and records of the Parent as may be reasonably necessary to (and for the sole purpose) audit the calculation of such CVR Payment Amount or the calculation of the amount of Net Proceeds.

(b)       Commencing at the Effective Time and ending on the Final CVR Payment date, the CVR Holders’ Representative will have access to the schedule of deposits and releases regarding the CVR Escrow.

Section 2.9. Termination. This Agreement will expire and be of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by the Parent to the CVR Holders’ Representative, if applicable, and the Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made (and the CVRs will expire without any consideration or compensation therefor), upon the earlier of (a) the payment of the full amount of all CVR Payment Amounts to the Rights Agent and the payment of the full amount of all CVR Payment Amounts to the Holders by the mailing by the Rights Agent of each applicable CVR Payment Amount to each Holder at the address reflected in the CVR Register and (b) the expiration of the CVR Term; provided that this Agreement shall remain in effect and not limit the right of Holders to receive the CVR Payment Amounts to the extent earned prior to the expiration of this Agreement or held in the CVR Escrow or Reserve Fund, and the provisions applicable thereto will survive the expiration of this Agreement until such CVR Payments have been made, if applicable.

Section 2.10. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Parent with or without consideration therefor. Nothing in this Agreement is intended to prohibit the Parent from offering to acquire CVRs for consideration in its sole discretion.

ARTICLE III

THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, fraud, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 3.2. Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. The Rights Agent will report to both the CVR Holders’ Representative and Parent. In addition:

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(a)       the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)       the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(c)       in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(d)       the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises; and

(e)       the Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, fraud, bad faith or gross negligence or for the fees of counsel and expenses in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders.

(f)       The Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent shall also be entitled to reimbursement from the Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the agreed-upon fee of the Rights Agent as set forth on Schedule I will be rendered a reasonable time prior to, and paid on, the Effective Time. The foregoing shall not apply to the extent an expense has been determined by a decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by the Parent.

Section 3.3. Resignation and Appointment of Successor.

(a)       The Rights Agent may resign at any time by giving written notice thereof to the Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b)       If the Rights Agent resigns or become incapable of acting, the Parent shall promptly appoint a qualified successor Rights Agent who may be the CVR Holders’ Representative or a Holder but shall not be an officer of the Parent. The successor Rights Agent

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so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(b), become the successor Rights Agent.

(c)       The Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the CVR Holders’ Representative. The CVR Holders’ Representative shall forward such notice to the Holders.

Section 3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Parent, the CVR Holders’ Representative and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, that upon the request of Parent, the CVR Holders’ Representative or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1. List of Holders. The CVR Holders’ Representative shall furnish or cause to be furnished to the Rights Agent the names, addresses and shareholdings of the Holders immediately prior to the Effective Time. The Parent shall cause the CVR Registrar to promptly provide a copy of the CVR Register to the CVR Holders’ Representative upon reasonable request.

Section 4.2. Provision of CVR Payment Amounts. The Parent shall promptly provide the Rights Agent with the applicable cash payable in respect of any CVR Payment Amount, if any, to be distributed to the Holders in accordance with the terms of this Agreement.

Section 4.3. Assignments. The Parent shall not, in whole or in part, assign any of its obligations under this Agreement other than in accordance with the terms of Section 6.1 or Section 7.2 hereof. At any time, the CVR Holders’ Representative may assign any of its rights or obligations under this Agreement (or this Agreement in its entirety) to any third party (reasonably acceptable to the Parent) to serve as a successor CVR Holders’ Representative, provided that such assignee executes a written joinder to this Agreement assuming the rights and duties of the CVR Holders’ Representative. The CVR Holders’ Representative will incur no liability of any kind to the Holders with respect to any action or omission by the CVR Holders’ Representative in connection with the CVR Holders’ Representative’s services pursuant to this Agreement, except in the event of liability directly resulting from the CVR Holders’ Representative’s fraud, gross negligence or willful misconduct.

Section 4.4. Records. The Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to confirm (a) whether any payments related to any Legacy Monetization giving rise to any CVR Payment Amounts have been received by Parent or its successors or

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Affiliates and (b) the applicable CVR Payment Amount payable to each Holder hereunder in accordance with the terms specified in this Agreement.

ARTICLE V

AMENDMENTS

Section 5.1. Amendments without Consent of Holders. Without the consent of any Holders or of the CVR Holders’ Representative (except as to items described in (b), (d), (g) and (h) below, which shall require the prior written consent of the CVR Holders’ Representative), the Parent, at any time and from time to time after the Effective Time, may unilaterally execute and implement one or more amendments hereto:

(a)       to evidence the succession of another Person to the Parent and the assumption by any such successor of the covenants of the Parent herein, in a transaction contemplated by Section 6.1 hereof;

(b)       to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(c)       to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent and the Rights Agent consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(d)       to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(e)       as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable foreign or state securities or “blue sky” laws; provided that, in each case, such amendment does not adversely affect the interests of the Holders;

(f)       as may be necessary or appropriate to ensure that the Parent is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(g)       to cancel the applicable CVRs (i) in the event that any Holder has abandoned its rights in accordance with this Agreement or (ii) following a transfer of such CVRs to the Parent or its Affiliates in accordance with this Agreement;

(h)       to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement; provided that, in each case, such amendment does not adversely affect the interests of the Holders; or

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(i)       as may be necessary or appropriate to ensure that the Parent complies with applicable Law.

Promptly after the execution by the Parent of any amendment pursuant to the provisions of this Section 5.1, the Parent shall provide a copy of such amendment to the CVR Holders’ Representative.

Section 5.2. Amendments with Consent of Holders. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or of the CVR Holders’ Representative), with the consent of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, the CVR Holders’ Representative, the Parent and the CVR Holders’ Representative may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders. The Parent and the Rights Agent agree to fully cooperate with the CVR Holders’ Representative in soliciting and obtaining the consent of the Holders as required by this Section. Promptly after the execution by the Parent, the CVR Representative and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.3. Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1. Parent May Consolidate, Etc. The Parent shall not consolidate with or merge into any other Person (other than a merger or consolidation where the Parent is the surviving corporation), unless:

(a)       the Person formed by such consolidation or into which the Parent is merged, (the “Surviving Person”) shall expressly assume payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Parent to be performed or observed; and

(b)       the Parent has delivered to the CVR Holders’ Representative and the Rights Agent an Officer’s Certificate, stating that such consolidation or merger complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2. No Allocation to Parent Legacy Assets. No transaction described in Section 6.1 shall give, and the Merger shall not give, the Holders the right to a CVR Payment Amount.

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Section 6.3. Successor Substituted. Upon any consolidation of or merger by the Parent with or into any other Person, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Parent under this Agreement with the same effect as if the Surviving Person had been named as Parent herein.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.1. Notices. Any notice, report, request, approval or consent required or permitted to be given under this Agreement shall be in writing and shall be addressed as follows:

(a)       if to a Holder or any or all Holders or the CVR Holders’ Representative, addressed to the CVR Holders’ Representative at: [●],

with a copy (which will not constitute notice) to:

Ballard Spahr LLP

80 S. 8th Street, Suite 2000

Minneapolis, MN 55402
Attn.: Barbara Rummel

Peter Jaslow

Telephone: (612) 371-3211
Facsimile: (612) 371-3207

Email: rummelb@ballardspahr.com

jaslowp@ballardspahr.com

(b)       if to the Parent, addressed to it at:

Pineapple Energy Corp.
315 Lake Street East
Wayzata, Minnesota 55391
Attn.: Chief Executive Officer
Telephone: (952) 456-5300
Email: Kyle@pineappleenergy.com

with a copy (which will not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 S. 7th Street

Minneapolis, MN 55402-3901
Attn.: Steven Kennedy

Jonathan Zimmerman

Jonathan Nygren

Telephone: (612) 766-7000
Facsimile: (612) 766-1600

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Email: Steven.Kennedy@FaegreDrinker.commailto:rummelb@ballardspahr.com

Jon.Zimmerman@FaegreDrinker.com

Jon.Nygren@FaegreDrinker.com

(c)       if to the Rights Agent, addressed to it at: [●], email: [●], with a copy to [●], [●], email: [●];

or, in each case, to the most recent address, specified by written notice, given to the sender pursuant to this Section.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (iii) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (iv) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission; provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth next to the name of such Party above (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto).

Section 7.2. Successors and Assigns. All covenants and agreements in this Agreement by the Parent shall bind its successors and assigns, whether so expressed or not. The Parent may not assign this Agreement without the prior written consent of the CVR Holders’ Representative. All covenants and agreements in this Agreement by the CVR Holders’ Representative shall bind his successors, whether so expressed or not. In the event the CVR Holders’ Representative resigns (without assigning its rights or obligations to a successor CVR Holders’ Representative), dies or is incapacitated, a successor CVR Holders’ Representative shall be elected by a majority in interest of the Holders.

Section 7.3. Benefits of Agreement. The Parent and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the CVR Holders’ Representative (on behalf of itself and the Holders) and the Holders, acting by the written consent of Holders of not less than a majority of the then-outstanding CVRs, all of whom are intended third-party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Parent, the Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, the Parent, the Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement.

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Section 7.4. Governing Law. This Agreement and the CVRs shall be governed by and construed in accordance with the internal laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Minnesota. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the state and federal courts located in Minneapolis, Minnesota (the “Chosen Court”) in any action or proceeding arising out of or relating to this Agreement or the CVRs, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such Chosen Court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1. Nothing in this Section 7.4, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

Section 7.5. Legal Holidays. In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 7.6. Severability Clause. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the arbitration forum or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 7.7. Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and the subject matter of this Agreement and supersedes any and all other prior or contemporaneous oral or written agreements made with respect to the CVRs or this Agreement, except for the Merger Agreement. If and to the extent that any provision of this Agreement is inconsistent with or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

Section 7.8. Interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement shall be interpreted for or against a party because that party or its attorney drafted the provision.

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Section 7.9. Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, the Parent or any of its Subsidiaries will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed and delivered this Contingent Value Rights Agreement as of the day and year first above written.

Communications Systems, Inc.

By:

Name:

Title:

[●]

By:

Name:

Title:

[●]

By:

Name:

Title:

Schedule 1
[●]

Schedule 2

Mark D. Fandrich

Scott Fluegge

Kristin A. Hlavka

For Immediate Release

Communications Systems, Inc. Announces Agreement to Merge with Pineapple Energy, LLC

—CSI to Refocus on Residential Solar and Battery Storage Market—

—Concurrently to Acquire Hawaii Energy Connection and E-GEAR—

—Intends to Build a Leading National Residential Solar Energy Service Provider—

—CSI to Monetize Assets and Distribute Cash to Existing Shareholders—

—CSI Will Fully Support Current Business Lines Pending Divestiture—

Minnetonka, MN – March 2, 2021 -- Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), an IoT intelligent edge products and services company, today announced that it entered into a definitive merger agreement with privately held Pineapple Energy, LLC (“Pineapple”), a growing U.S. operator and consolidator of residential solar, battery storage, and grid services solutions. Upon closing, CSI will commence doing business as Pineapple Energy, with a business model focused on the rapidly growing home solar industry. The Company expects shares of the combined company to continue to trade on the Nasdaq Capital Market under the new ticker symbol “PEGY.” The definitive merger agreement and transaction have been approved by CSI’s Board of Directors and are subject to approval by CSI’s shareholders. The transaction is expected to close in the second quarter of 2021.

A conference call to discuss the proposed merger is scheduled for today, March 2, 2021 at 11:00 a.m. ET (8:00 a.m. PT). Instructions for participating on the conference call are below.

Members of both CSI’s and Pineapple’s management teams will assume leadership roles in the combined company. Roger H.D. Lacey, Executive Chairman of CSI, and Mark Fandrich, CSI’s Chief Financial Officer, are expected to remain in these same roles. Pineapple’s Chief Executive Officer Kyle Udseth, an industry veteran who previously served as an executive at leading residential solar energy providers Sunnova and Sunrun, will assume the Chief Executive Officer position of the combined company. The Company expects to remain in its current headquarters near Minneapolis, Minnesota.

Mr. Lacey commented, “Over the last three years, CSI’s Special Committee oversaw a series of initiatives designed to drive shareholder value. In 2020, we completed a reorganization of our business. While pleased with our progress, we have concluded that our two current operating segments would provide more substantial long-term growth opportunities to organizations that can unlock additional synergies, expand into adjacent markets, add scale, and broaden their existing product lines. We are committed to finding new owners for these businesses that can continue their long tradition of quality products and services, but remain committed to supporting these businesses and their current operations and customers during this process. Meanwhile, by re-inventing CSI through this proposed merger, we will set the stage to become a fast-growing and profitable company, with a focus on delivering immediate value to our shareholders while retaining an opportunity for long-term appreciation.”

Founded in November 2020 by private equity firm Northern Pacific Group and seasoned industry executives, Pineapple provides solar, battery storage and other energy services to homeowners. Through its unique “battery-first” business model, Pineapple will offer compelling residential solar power systems, with longer-term plans to aggregate its customer fleet into regional virtual power plants.

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Commenting on Pineapple’s vision for the future of energy, Mr. Udseth said, “We see the energy system of tomorrow as a decentralized network grown from the grass roots of individual homeowners and their solar-plus-battery systems. Our vision is for Pineapple to become a champion for homeowners in this energy transition by delivering the best customer experience in a consultative manner. We will offer the full range of financing options and a broad selection of hardware from leading manufacturers, all with the purpose of empowering homeowners and giving them choice. We want to always stay aligned with our customers’ interests, including as we share future grid-services revenues.”

Pineapple recently signed definitive agreements to acquire Hawaii Energy Connection (“HEC”) and E-GEAR, both Hawaii-based sustainable energy solution providers. These follow on Pineapple’s acquisitions of Horizon Solar Power and certain assets of Sungevity in December 2020. In particular, HEC is among the leading solar, battery storage, and distributed energy resource (“DER”) management companies in the nation's most advanced alternative energy market. These pending acquisitions are expected to close simultaneously with the closing of the CSI-Pineapple merger. The combined company’s post-merger strategy is to consolidate other leading regional players, with several acquisition targets already in the due diligence phase.

Commenting on the two pending Pineapple acquisitions, Mr. Udseth noted, “The anticipated addition of HEC and E-GEAR to the Pineapple family will solidify our foundation and expand our geographic footprint. We intend to leverage HEC's experience in storage design, installation and support, as well as E-GEAR’s proprietary distributed aggregation, control and grid service technology. These advantages will enhance our product offering through the mainland US, including in underpenetrated markets such as Florida and Texas.”

Scott Honour, Managing Partner of Northern Pacific Group, added, “We formed Pineapple in order to meet the growing demand for green home energy services by offering customers high-quality solutions in a transparent manner. We are very enthusiastic about the merger of Pineapple with CSI. This transaction will pave the way for the combined company to effectively raise capital and use stock as a currency to acquire other leading regional solar, storage and energy services companies.”

Mr. Lacey concluded, “The re-invented company will be well positioned to grow organically and via targeted acquisitions. The energy transition in the U.S. is well underway but still in the early stages, as solar paired with battery storage should continue to drive down the cost of electricity and increase the resiliency of power grids nationwide. The recent grid emergency in Texas underscores the urgent need for more distributed, secure power sources for homeowners. Our new company intends to capitalize on growing demand for solutions that provide home energy security, supported by federal and local government policies related to tax credits, trade tariffs, decarbonization targets, and research and development spending.”

Cash Dividends; Contingent Value Rights; Continuing Ownership for CSI’s Shareholders

In conjunction with the merger, CSI intends to divest substantially all its current operating and non-operating assets, including its Electronics & Software business, its Services & Support business, real estate holdings, and cash, cash equivalents, and investments. CSI is in discussions and negotiations with potential acquirers of its business segments and real estate holdings. CSI expects the sale proceeds from any pre-merger divestitures to be distributed in the form of a cash dividend to existing CSI shareholders prior to the effective date of the merger. In addition to any proceeds from pre-merger divestitures, CSI

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expects to distribute to the pre-merger shareholders a cash dividend of at least $1.00 per share prior to the closing of the merger. The Company also intends to make additional cash dividends from cash, cash equivalents, and investments and proceeds from the sale of legacy CSI assets and businesses sold after the merger through the CVRs, as described below.

Under terms of the merger agreement, each CSI shareholder as of the merger record date, will receive Contingent Value Rights (“CVRs”) that reflect the right to receive that shareholder’s percentage of the net proceeds from the sale of legacy CSI businesses and assets, after the closing. The Company currently expects that these CVRs will be nontransferable. As of September 30, 2020, CSI’s net book value was $47.2 million, it had cash, cash equivalents, and investments of $21.0 million and had working capital of $28.5 million.

Additionally, current CSI shareholders will retain shares in the combined company, initially holding approximately 37% of total shares outstanding. This ownership is expected to decrease over time due to earnouts to Pineapple shareholders and capital to be raised through potential future equity offerings, as described below.

Other information about the Merger and Related Transaction

•	The transaction is structured as a statutory reverse triangular merger under Delaware law under which a new CSI subsidiary will be merged with and into Pineapple. Pineapple will survive the merger and become a wholly-owned subsidiary of CSI.
•	CSI directors and executive officers have entered into voting agreements under which they agreed to vote their shares in favor of the merger.
•	The Members of Pineapple will receive base consideration of 15.6 million shares of CSI common stock. The base consideration will be increased for any outstanding convertible notes issued by Pineapple in a pre-closing financing, which will convert into additional shares of CSI common stock at a rate of $2.00 per share and be decreased for any outstanding indebtedness of Pineapple in excess of $22.5 million, which will reduce the base consideration at a rate of $2.00 per share;
•	In addition to the base consideration, Members of Pineapple may receive additional shares pursuant to an earnout. Additional shares of common stock will be issued to Members of Pineapple upon the occurrence of the following milestones:
•	If Pineapple discharges its Permitted Indebtedness of $22.5 million within three months of closing, then the Members of Pineapple will be entitled to an additional 3.0 million shares.
•	If, within two years of closing, the CSI common stock achieves a 30-day VWAP (volume weighted average price) of at least $6.00 per share, the Members of Pineapple will be entitled to receive up to 4.0 million shares of common stock (to be increased to 5.0 million if CSI consummates the “Dispositions,” (as defined below) by the 18-month anniversary of the closing).
•	If, within two years of closing, the CSI common stock achieves a 30-day VWAP of at least $8.00 per share, the Members of Pineapple will be entitled to receive up to an additional 4.0 million shares of common stock (to be increased to 5.0 million if CSI consummates the “Dispositions” by the 18-month anniversary of the closing).
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•	The Board of Directors of CSI will recommend approval of the merger agreement to its shareholders and intends to ask its shareholders to approve:
•	the transactions (including the merger agreement, the CVR agreement, and issuance of CSI stock consideration),
•	the amendment of CSI’s articles of incorporation to increase the authorized shares and make certain additional changes regarding future shareholder approval requirements;
•	the adoption of a new equity incentive plan and,
•	if applicable, the issuance of any new shares in connection with any Private Investment in Public Entity (“PIPE”) or other equity offering transaction.
•	Prior to closing, CSI may pursue dispositions of legacy assets (“Dispositions’’) and declare a cash dividend to its shareholders. CSI will continue to support existing business lines as it pursues new partners or owners for these businesses. To the extent not sold prior to closing, following the closing, CSI will use commercially reasonable efforts to complete the Dispositions of the Company’s legacy assets as soon as reasonably practicable (and, in any event, within 18 months of the closing).
•	Prior to closing, CSI and Pineapple will cooperate in connection with a potential private equity transaction that would result in the issuance of additional shares of CSI common stock at the closing of the merger.

The merger agreement also contains indemnification provisions, has termination provisions, and under certain circumstances, requires the payment of a termination fee.

Any statement about the merger agreement and the transactions in this press release is a summary and subject to the terms of the merger agreement, which will be filed as an exhibit to a filing with the Securities and Exchange Commission (“SEC”), and to other SEC filings. See “Important Information and Where to Find It,” set forth below.

Financing Growth

In conjunction with the merger, CSI and Pineapple Energy are exploring equity financing through a private placement that would close in connection with the closing of merger, with proceeds to be used by the combined company to finance additional acquisitions and working capital needs of the combined company. In addition, Pineapple is exploring equity financing that would lower the amount of debt associated with its past and pending acquisitions. Any equity issued by the combined company after closing of the merger would increase the number of post-merger shares outstanding and decrease the percentage ownership of continuing CSI shareholders.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a proxy statement for the shareholders of Communications Systems, Inc. (the “Proxy Statement”) to be filed with the SEC. CSI urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement as well as other documents filed with the SEC because these documents will contain important information about CSI, Pineapple, and the proposed transaction. The definitive proxy

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statement will be mailed to CSI shareholders as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain a copy of the definitive proxy statement (when available), without charge, by directing a request to: Communications Systems, Inc., 10900 Red Circle Drive, Minnetonka, MN 55343. The preliminary and definitive proxy statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Conference Call Information

A conference call is scheduled for today, March 2, 2021 at 11:00 a.m. ET (8:00 a.m. PT). CSI’s and Pineapple’s management will comment on the merger agreement and business strategy. Interested parties may participate in the call by dialing 877-445-9755; please dial in 10 minutes before the scheduled starting time and ask for the Communications Systems call.

The conference call will also be webcast live via https://78449.themediaframe.com/dataconf/productusers/csi/mediaframe/43929/indexl.html or the Company’s Investor Resources page https://www.commsystems.com/investor-resources. To listen to the live webcast, go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived on the Company’s web site.

Website Information

CSI routinely posts important information for investors on its website, www.commsystems.com, in the “Investor Resources” section. CSI uses this website as a means of disclosing material information in compliance with its disclosure obligations under SEC Regulation FD. Accordingly, investors should monitor the “Investor Resources” section of CSI’s website, in addition to following its press releases, SEC filings, future public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, CSI’s website is not incorporated by reference into, and is not a part of, this document.

About Communications Systems, Inc.

Communications Systems, Inc., an IoT intelligent edge products and services company, provides network infrastructure and services for global deployments of enterprise and industrial networks. CSI operates under its Electronics & Software and Services & Support operating segments. Its Electronics & Software segment provides smart, flexible solutions at network edge, by giving customers the ability to easily provision and proactively manage their networks with actionable insights about their edge devices and connected end points, thereby minimizing the administrative burden of the operator. Its Services & Support segment provides fully managed services for all aspects of design, deployment, support, and maintenance of customer networks. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service. For more information visit: commsysinc.com.

About Pineapple Energy LLC

Pineapple Energy was founded to acquire and grow leading local and regional solar, storage, and energy services companies nationwide. Pineapple’s vision is to power the energy transition through grass-roots

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growth of solar electricity paired with battery storage on consumers' homes. Pineapple puts the customer at the heart of everything it does, building long-term relationships to create and share in recurring revenue from the electric grid of the future. Pineapple's cornerstone acquisitions of certain assets of Sungevity and Horizon Solar Power in December 2020 brought an installed customer base of 44,000+ solar customers across 12 states.

Advisors

Northland Capital Markets serves as financial advisor to CSI in connection with the transaction and JMP Securities serves at financial advisor to Pineapple Energy. Ballad Spahr LLP is acting as legal counsel to CSI and Faegre Drinker Biddle & Reath LLP is acting as legal counsel to Pineapple Energy.

Participants in the Solicitation

Communications Systems, Inc. and its directors and executive officers may be considered participants in the solicitation of proxies by CSI in connection with the proposed transaction. Information about the directors and executive officers of CSI is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019, its 2020 Proxy Statement and its Current Report on Form 8-K dated December 1, 2020, which were filed with the SEC on March 17, 2020, April 29, 2020 and December 1, 2020, respectively, and will be set forth in its Proxy Statement, which will be filed with the SEC when it becomes available. You may obtain these documents (when they become available, as applicable) free of charge through the sources indicated above.

Non-Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the proposed transactions described in this document will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business, as well as the business of Pineapple Energy. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering such risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise. In addition these factors, there are a number of specific factors related to this transaction, including:

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•	The Company’s ability to obtain shareholder approval for the merger agreement and related transactions;
•	The ability of Pineapple to successfully close its Hawaii Energy Connection (HEC) and E-GEAR acquisitions and integrate these businesses into its operations;
•	The ability of the combined company to successfully maintain a Nasdaq Capital Market listing;
•	The ability of the combined company to successfully access the capital markets, identify and acquire appropriate acquisition targets and successfully integrate these companies into its operations;
•	The Company’s ability to successfully sell its existing operating business assets and its real estate assets and distribute these proceeds to its existing shareholder base.
•	conditions to the closing of the merger may not be satisfied or the merger may involve unexpected costs, liabilities or delays;
•	the occurrence of any other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	risks that the merger disrupts current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the merger;
•	the outcome of any legal proceedings related to the merger;
•	CSI or Pineapple Energy may be adversely affected by other economic, business, or competitive factors.

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Contacts:

For Communications Systems, Inc.

Anita Kumar

Chief Executive Officer

+1 (952) 996-1674

Roger H. D. Lacey

Executive Chair

+1 (952) 996-1674

Mark D. Fandrich

Chief Financial Officer

+1 (952) 582-6416

mark.fandrich@commsysinc.com

The Equity Group Inc.

Lena Cati

Vice President

+1 (212) 836-9611

lcati@equityny.com

Devin Sullivan

Senior Vice President

+1 (212) 836-9608

dsullivan@equityny.com

For Pineapple Energy LLC

Kyle Udseth

Chief Executive Officer

+1 (952) 582-6460

kyle@pineappleenergy.com

The Blueshirt Group

Gary Dvorchak, CFA

Managing Director

+1 (323) 240-5796

gary@blueshirtgroup.com

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